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The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11 P.O. Box HM 1020 Hamilton HM DX, Bermuda

2nd December 2003

Dear Fellow Shareholder:

        You are cordially invited to attend the special general meeting of shareholders of The Bank of Bermuda Limited (the "Bank") to be held Monday, 16th February 2004 at 2:00 p.m., Bermuda time, in the Harbourview Ballroom of the Fairmont Hamilton Princess, 76 Pitts Bay Road, Pembroke, Bermuda. Your board of directors and management look forward to greeting personally those shareholders able to attend.

        At the special general meeting, you will be asked to approve an amalgamation agreement between the Bank and Somers Investment Company Limited ("Amalgamation Sub"), which is a subsidiary of HSBC Holdings plc ("HSBC"), and the amalgamation of such entities, as a result of which the amalgamated company, which will be named The Bank of Bermuda Limited, will become an indirect wholly-owned subsidiary of HSBC.

        If the amalgamation agreement and the amalgamation are approved by Bank shareholders and all other conditions to the amalgamation are satisfied, you will receive consideration totaling $45.00 in cash for each Bank share that you own, consisting of a BD $5.00 special cash dividend plus US $40.00 in cash, without interest. The special dividend will only be paid if the amalgamation occurs.

        We, and the rest of your Board, have reached the unanimous determination that this transaction is in the best interests of the Bank, its shareholders, customers and employees, and the people of Bermuda, following considerable deliberation. Our view is that joining the HSBC Group, the world's second largest banking group, at this time is better for our shareholders than continuing as a stand alone bank. The $45 consideration represents a 16.3% premium over the average closing price of our shares in the ninety days prior to the agreement with HSBC. Because we compete globally in many of our markets with far larger institutions, we have a higher relative cost burden because of the rising costs of competitive technology and compliance. At home in Bermuda, given the Bermuda Government's stated goal of opening up the Bermuda financial services market to foreign institutions, it would only be a matter of time before large international companies with stronger balance sheets and more diverse product offerings erode our market position. All of these factors could, in the future, have a negative effect on our growth and share price. We have chosen to join with a world-class institution, which will bring all its strengths to Bermuda, at a time before the gains our shareholders have realised can be adversely affected. We further believe that HSBC, the "world's local bank," offers a unique fit, not only to our lines of business, but how we approach doing business. We have been advised throughout by our financial advisors, Merrill Lynch, and their fairness opinion and analysis is contained in the accompanying proxy statement.

YOUR BOARD OF DIRECTORS HAS APPROVED THE AMALGAMATION AGREEMENT AND THE RELATED TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE AMALGAMATION AGREEMENT AND THE AMALGAMATION.

        The accompanying proxy statement provides detailed information concerning the proposed amalgamation, the reasons for your board of directors' recommendation and certain additional information. Please give it your prompt and careful attention.

        Your vote is important. Regardless of the number of shares you hold, it is important that your shares be represented and voted at the special general meeting. Therefore, please sign, date and mail your proxy card as soon as possible, whether or not you plan to attend the special general meeting, to ensure that your shares are voted.

        To be valid, your proxy must be received by midnight, Bermuda time on Sunday, 1st February 2004, so please act at your earliest convenience. This will not prevent you from voting your shares in person if you are a shareholder of record on the record date and you attend the special general meeting.

        Finally, if you have any questions or need assistance in voting your shares, please call the Bank at (441) 299-5025 (Bermuda residents). All U.S. residents should call D.F. King & Co., Inc., which is assisting the Bank, toll free at (800) 659-6590. Residents of other jurisdictions may call D.F. King collect at (718) 361-4120.

        On behalf of your board of directors, thank you for your cooperation and continued support.

Sincerely,

Joseph C.H. Johnson Chairman	Henry B. Smith Chief Executive Officer

THE BANK OF BERMUDA LIMITED

NOTICE TO SHAREHOLDERS

SPECIAL GENERAL MEETING

A SPECIAL GENERAL MEETING OF SHAREHOLDERS OF THE BANK OF BERMUDA LIMITED will be held on Monday, 16th February 2004 at 2:00 p.m., Bermuda time, in the Harbourview Ballroom of the Fairmont Hamilton Princess, 76 Pitts Bay Road, Pembroke, Bermuda for the following purposes:

  1.
  To consider and if thought fit approve the following resolution:

    THAT the Amalgamation Agreement, dated 2nd December 2003, between The Bank of Bermuda Limited (the "Bank") and Somers Investment Company Limited ("Amalgamation Sub") and the amalgamation of the Bank and Amalgamation Sub are approved, as a result of which the amalgamated company will become an indirect, wholly-owned subsidiary of HSBC Holdings plc.

  2.
  Any other business that may properly come before the meeting.

Only shareholders of record on 24th November 2003 may vote at the special general meeting. Your vote is very important. Whether or not you expect to attend the special general meeting, please complete, sign, date and mail your proxy card in the enclosed envelope promptly. To be valid your proxy must be received by midnight, Bermuda time, 1st February 2004, the proxy voting deadline, so please act at your earliest convenience.

BY ORDER OF THE BOARD

Judith P. Doidge
 Corporate Secretary

Dated: 2nd December 2003

Note: A dissenting shareholder is entitled to be paid the fair value of his or her shares. The Bank has determined that the fair value of each share of the Bank is $45. The amalgamation has been structured so that each shareholder will receive $45 per share (a special dividend of BD$5 per share and US$40 per share amalgamation consideration).

THE BANK OF BERMUDA LIMITED
6 Front Street
Hamilton HM11
Bermuda

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, 16TH FEBRUARY 2004

2nd December 2003.

i

QUESTIONS YOU MAY HAVE

Q:
WHAT IS THE PROPOSED TRANSACTION?

A:
If the amalgamation agreement and the amalgamation are approved by shareholders of The Bank of Bermuda Limited (the "Bank") and the other conditions to the amalgamation have been satisfied, Somers Investment Company Limited ("Amalgamation Sub"), an indirect wholly-owned subsidiary of HSBC Holdings plc ("HSBC"), will amalgamate with the Bank pursuant to section 104 of the Companies Act 1981 of Bermuda. The amalgamated company, which will be named The Bank of Bermuda Limited, will become an indirect wholly-owned subsidiary of HSBC.

Q:
WHAT WILL I BE ENTITLED TO RECEIVE IN THE AMALGAMATION?

A:
If and when the amalgamation is completed, Bank shareholders will receive consideration totaling $45.00 in cash for each Bank share as follows: the Bank will declare a special dividend of BD $5.00 per issued Bank common share payable to shareholders of record as of the close of business on the day prior to the date on which the amalgamation becomes effective and each of your Bank shares will be cancelled and converted into the right to receive US $40.00 in cash, without interest, for a total of $45.00 per share. The special dividend will not be paid if the amalgamation does not occur.

Q:
WHAT DOES THE BOARD OF DIRECTORS RECOMMEND?

A:
Your board of directors has approved the amalgamation agreement and the transaction agreement and plan of amalgamation, which is the more extensive agreement between the Bank and HSBC covering the matters discussed herein, and unanimously recommends that you vote "FOR" approval of the amalgamation agreement and the amalgamation. For a discussion of the background of the amalgamation and the material factors considered by your board of directors in reaching their conclusions, see "THE AMALGAMATION—Background of the Amalgamation" and "THE AMALGAMATION—Reasons for the Recommendation of your board of directors."

Q:
WILL I GET MY NORMAL FEBRUARY DIVIDEND?

A:
We expect to pay the regular quarterly dividend of BD $0.29 per share in February. This dividend is not conditioned on the amalgamation being completed.

Q:
WHEN DO YOU EXPECT THE AMALGAMATION TO BE COMPLETED?

A:
We are working towards completing the amalgamation as soon as possible, and we anticipate completing the amalgamation in the first quarter of 2004. For the amalgamation to occur, it must be approved by our shareholders, we must obtain governmental and other regulatory approvals, and the other conditions to the amalgamation must be satisfied or waived. Either the Bank or HSBC may terminate the agreements if the amalgamation is not completed by 30th April, 2004. See "THE AMALGAMATION—Background of the Amalgamation," "THE AMALGAMATION—Regulatory Approvals" and "THE TRANSACTION AND AMALGAMATION AGREEMENTS—Termination."

Q:
WHAT SHAREHOLDER VOTE IS REQUIRED TO APPROVE THE AMALGAMATION AGREEMENT AND THE AMALGAMATION?

A:
The affirmative vote of the holders of seventy-five percent of the shares voted at a meeting at which there is a quorum (more than one-third of the issued Bank shares represented in person or by proxy and at least ten shareholders present in person) is required to approve the amalgamation agreement and the amalgamation. See "THE SPECIAL GENERAL MEETING—Record Date; Voting Rights; Vote Required for Approval."

Q:
HOW WILL THE VOTE BE TAKEN?

A:
Unlike the usual practice at our meetings, the Chairman intends to call a poll using written ballots, not a show of hands. Unless you are a shareholder of record as of 24th November, 2003 ("the record date"), you must vote by giving instructions to the nominee who holds your shares—only shareholders of record at the record date will be able to vote in person at the meeting. Shareholders of record are those who are listed directly on the Bank's share register (certificated or book-entry shares). If you hold your Bank shares in "street name" (that is through a nominee, such as a broker or trust account), the nominee is the shareholder of record and for your shares to be voted you must instruct your nominee—please complete and return to your nominee the proxy card or voting instruction form you receive from your nominee as soon as possible.

Q:
WHAT SHOULD I DO NOW? HOW DO I CAST MY VOTE?

A:
After you have read and considered carefully the information contained in this proxy statement, please complete, sign and date your proxy card and mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special general meeting. Under the Bank's Bye-laws, to be valid, proxies must be received no later than the proxy voting deadline which is midnight, Bermuda time, on 1st February 2004. See "THE SPECIAL GENERAL MEETING—How to Vote By Proxy."

Q:
IF MY SHARES ARE HELD IN "STREET NAME" (THROUGH A BROKER, BANK OR OTHER NOMINEE) WILL MY BROKER VOTE MY SHARES FOR ME?

A:
Your broker or other nominee will only vote your shares if you provide him with instructions on how to vote. You should complete, sign, date and send the proxy card (or voting instruction form) to your broker in accordance with your broker's instructions and otherwise follow the directions provided by your broker regarding how to instruct your broker to vote your shares. "Street name" holders may also be able to vote by telephone, or the internet. Please follow your Broker's instructions. See "THE SPECIAL GENERAL MEETING—Voting and Revocation of Proxies." AGAIN, YOU WILL NOT BE ABLE TO WAIT AND VOTE THESE SHARES AT THE MEETING. Your broker may vote your shares only upon receipt of instructions from you.

Q:
WHAT ARE APPRAISAL RIGHTS?

A:
Within one month of the giving of the notice of the special general meeting at which the amalgamation is to be considered, a shareholder who is not satisfied that he or she has been offered fair value for his or her shares may apply to the Bermuda Supreme Court to appraise the fair value of his or her shares pursuant to section 106(6) of the Companies Act 1981. For further information, see "THE AMALGAMATION—Appraisal Rights" and Appendix D to this proxy statement. If you are considering seeking an appraisal of your Bank shares, you may wish to consult an attorney.

Q:
CAN I CHANGE MY VOTE ON MY PROXY OR REVOKE THE PROXY?

A:
Yes, if you are a shareholder of record on the record date you can change your vote before your proxy is voted at the special general meeting. You can do this in any of the following ways:

1.
Submitting a later dated proxy prior to the proxy voting deadline which is midnight, Bermuda time, 1st February 2004;

2.
Giving a written notice of revocation to the Bank's Corporate Secretary no later than one hour before the special general meeting; or

3.
Attending the special general meeting and voting on a poll.

  If your shares are held in "street name" (i.e., by a bank, brokerage firm or other nominee), you must ask your nominee how to revoke your instructions.

Q:
WHO CAN ATTEND THE SPECIAL GENERAL MEETING?

A:
Only shareholders of record as of the record date are entitled to attend the special general meeting. However, the Bank intends to also admit those persons who were the beneficial owners of shares as of the record date held in "street name" through a broker, bank or other nominee accounts provided such persons bring documentation (such as a brokerage statement or letter of confirmation from the broker, bank or other nominee) clearly indicating ownership through such nominee as of the record date. Such beneficial owners will not be permitted to vote at the meeting. All shareholders attending the meeting in person will be required to have photo identification.

  For additional information regarding the procedure for delivering your proxy, see "THE SPECIAL GENERAL MEETING—Voting and Revocation of Proxies."

Q:
SHOULD I MAIL IN MY SHARE CERTIFICATES NOW?

A:
Do not do this at this time—you will receive instructions following the amalgamation. Generally only holders of more than 5,000 shares in certificated form will need to submit their share certificates.

Q:
WHAT WILL THE BANK BE CALLED FOLLOWING THE AMALGAMATION?

A:
HSBC has committed to the name remaining The Bank of Bermuda Limited in Bermuda. HSBC has also made other commitments to Bermuda. See "THE TRANSACTION AND AMALGAMATION AGREEMENTS—Commitments to Bermuda."

Q:
WHO CAN HELP ANSWER MY OTHER QUESTIONS?

A:
If you have more questions about the amalgamation or need assistance in voting your shares, you should contact:

Bermuda Residents	U.S. Residents & Others
The Bank of Bermuda Limited 6 Front Street Hamilton HM 11, Bermuda (441) 299-5025	D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 Banks & Brokers: (212) 269-5550 Toll-free: (800) 659-6590(U.S.) Collect: (718) 361-4120 (others)

REMEMBER, TO BE VALID PROXIES MUST BE RECEIVED BY THE PROXY VOTING DEADLINE WHICH IS MIDNIGHT, BERMUDA TIME, 1ST FEBRUARY 2004. PLEASE ACT TODAY.

THE SPECIAL GENERAL MEETING

DATE, TIME AND PLACE

        This proxy statement is furnished to you in connection with a special general meeting of shareholders to be held on Monday, 16th February 2004, at 2:00 p.m. Bermuda time, in the Harbourview Ballroom at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Pembroke, Bermuda. All shares represented by properly executed proxies received by us in accordance with the requirements of our bye-laws will be voted at the special general meeting or any adjournment of the special general meeting in accordance with the terms of such proxies, unless revoked. We are mailing this proxy material to shareholders on or about 3rd December 2003.

PROPOSAL TO BE CONSIDERED AT THE SPECIAL GENERAL MEETING

        At the special general meeting, you will be asked to consider and vote upon a proposal to approve the amalgamation agreement, dated 2nd December 2003, between the Bank and Amalgamation Sub, a copy of which is attached as Appendix B, and the amalgamation of such entities, as a result of which the amalgamated company, which will be named The Bank of Bermuda Limited, will become an indirect, wholly-owned subsidiary of HSBC. If the amalgamation is completed, shareholders will receive a total of $45 consisting of US $40 in cash, without interest, payable for their Bank shares and a special dividend of BD $5 per issued Bank share, to be paid to shareholders of record as of the close of business on the day prior to the date on which the amalgamation becomes effective. The special dividend will not be paid if the amalgamation does not occur.

OUR BOARD OF DIRECTORS HAS APPROVED THE AMALGAMATION AGREEMENT AND THE AMALGAMATION AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE AMALGAMATION AGREEMENT AND THE AMALGAMATION.

        See "THE AMALGAMATION—Reasons for the Recommendation of your Board of Directors" and "THE AMALGAMATION—Interests of Our Directors and Senior Management in the Amalgamation."

OTHER MATTERS FOR ACTION AT THE SPECIAL GENERAL MEETING

        Our board of directors is not aware of any matters to be presented for action at the special general meeting other than those described in this proxy statement and does not intend to bring any other matters before the special general meeting. However, if other matters should properly come before the special meeting or any adjournment thereof, it is intended that the proxy will vote on such other matters in his or her discretion.

RECORD DATE; VOTING RIGHTS; VOTE REQUIRED FOR APPROVAL

        Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the special general meeting. On that date, there were approximately 6,912 holders of record of Bank shares, and 29,244,647 shares outstanding. Each Bank share entitles its holder to one vote upon a poll on all matters properly coming before the special general meeting. Any shareholder entitled to vote may vote by properly executed proxy. Shareholders of record may also vote in person at the meeting. More than a third of the outstanding Bank shares entitled to vote, represented in person or by proxy (and at least ten shareholders present in person), will constitute a quorum at the special general meeting. The resolution approving the amalgamation agreement and the amalgamation must be approved by a majority vote of three-fourths of the Bank shares voted at a meeting at which a quorum exists.

VOTING AND REVOCATION OF PROXIES

        All Bank shares represented by properly executed proxies received by the proxy voting deadline which is midnight, Bermuda time, 1st February 2004 and not revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted "FOR" the proposal to approve the amalgamation agreement and the amalgamation, and in the proxy's discretion with respect to any other matters as may properly come before the meeting. All proxies, including proxies marked "AGAINST" the proposal to approve the amalgamation agreement and the amalgamation, may be voted in favour of a motion to adjourn or postpone the special general meeting for the purpose of soliciting further proxies in favour of approval of the amalgamation agreement and the amalgamation.

        Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, your proxy will vote your shares as you have directed. You may vote for or against the proposal.

HOW TO VOTE BY PROXY

        You must complete, sign, date and send your proxy card by mail in the enclosed envelope so it is received by the proxy voting deadline of midnight, Bermuda time, 1st February 2004.

        If your shares are held in "street name," (i.e. through a broker, bank or other nominee), follow the directions you receive from your broker, bank or other nominee. The ability to give instructions via telephone and Internet is generally offered to shareholders holding shares through most banks and brokers.

        If you are a shareholder of record on the record date, after you give a proxy you may revoke it by:

  •
  delivering a later dated, signed proxy card by midnight, Bermuda time, 1st February 2004;

  •
  delivering to our head office in the Banking Hall, Head office, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, marked for the attention of our Corporate Secretary, a written revocation of your proxy no later than one hour prior to the special general meeting; or

  •
  attending the special general meeting and voting in person.

        Attendance at the special general meeting will not in itself constitute the revocation of a proxy; you must vote in person at the meeting in order to revoke your proxy.

        If your shares are held in "street name" and if you have instructed a broker, bank or other nominee to vote your shares, you must contact your broker, bank or other nominee to determine how to change those instructions.

ATTENDANCE AT THE MEETING; VOTING AT THE MEETING

        If you are a shareholder of record on the record date, you are entitled to attend the special general meeting. In addition, the Bank intends to admit those persons who were the beneficial owners of shares as of the record date on 24th November 2003 whose shares are held in "street name" (i.e. by a nominee) if such shareholders bring documentation (such as a brokerage statement or letter of confirmation from the broker or nominee) which clearly indicates that the shares were owned beneficially by them as of the record date. Such beneficial owners will not be entitled to vote at the meeting. All shareholders attending the meeting in person will be required to have photo identification.

        The Chairman intends to call a poll using written ballots at the special general meeting, not our general practice of voting by way of a show of hands.

THE AMALGAMATION

        The following information describes the material aspects of the amalgamation. This description does not purport to be complete and is qualified in its entirety by reference to the appendices hereto, including the transaction and amalgamation agreements which are attached to this proxy statement as Appendices A and B and are incorporated herein by reference. You are urged to read Appendices A and B in their entirety. See also "THE TRANSACTION AND AMALGAMATION AGREEMENTS" below.

PARTIES TO THE TRANSACTION

THE BANK OF BERMUDA LIMITED

        The Bank of Bermuda Limited was established in 1889 and formally incorporated in 1891. In its early years, the Bank's activities were focused on supporting the financial requirements of local merchants' businesses and providing general banking services to individuals. The Bank was then instrumental in the development of Bermuda as an international business centre through the provision of offshore trusts and services to the offshore mutual fund industry. The Bank's international presence commenced in the 1960s and gradually expanded over the next 3 decades until it had a network of 17 offices in 15 jurisdictions.

        The provision of banking services in Bermuda remains an important part of the Bank's business. In addition, the Bank has provided fiduciary, administration, asset management, banking and custody services to international clients for almost 70 years. We focus on servicing clients that require more specialized expertise, including alternative investment vehicles and high net worth private clients with international wealth management and cross-border investment needs. We believe that our approach and expertise allow us to differentiate ourselves from commodity-type service providers who provide more generic services and compete primarily on the basis of price and their ability to service higher transaction volumes. We provide customized services and the ability to work with our clients to address regulatory, tax and legal issues affecting their financial affairs in and across different jurisdictions through coordinated services from multiple international locations. We believe that we have developed a reputation for integrity and customer service, based on our long-standing client relationships.

        In the table below, we provide you with summary historical data of the Bank. We have derived this information from our Consolidated Financial Statements. See "Available Information" below. Historical results are not necessarily indicative of future results.

	Nine Months Ended September 30,		Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	2003	2002	2002	2001	2000	2000	1999
	(unaudited)
	(US$ in thousands)
Operating Results:
Non-Interest Income	$215,233	$197,111	$264,256	$256,977	$124,383	$234,674	$197,796
Net Interest Income
Interest Income	188,038	230,020	300,771	487,212	327,581	558,253	512,947
Interest Expense	(65,542)	(97,917)	(124,997)	(289,538)	(222,816)	(376,044)	(369,061)

Net Interest Income	122,496	132,103	175,774	197,674	104,765	182,209	143,886
Recovery/(provisions) for Loan Losses	(2,551)	2,022	1,971	(2,662)	(2,589)	(916)	(374)
Other Income/(Loss)	1,227	2,944	3,524	(1,936)	6,441	5,207	10,416
Gains/(Losses) on Marketable Securities	683	(22,456)	(24,528)	(6,245)	(12,967)	(2,162)	2,213

Total Revenue	337,088	311,724	420,997	443,808	220,033	419,012	353,937
Operating Expenses	(267,613)	(244,595)	(337,106)	(376,960)	(162,076)	(304,820)	(275,373)

Net Income from Operations, before Income Taxes	69,475	67,129	83,891	66,848	57,957	114,192	78,564
Income Taxes	(5,008)	(6,065)	(6,233)	(6,771)	(3,228)	(8,138)	(4,928)

Net Income from Operations, after Income Taxes	64,467	61,064	77,658	60,077	54,729	106,054	73,636
Cumulative Effect of a Change in Accounting Principle	—	—	—	—	1,517	—	—

Net Income	$64,467	$61,064	$77,658	$60,077	$56,246	$106,054	$73,636

	As at or for the
	Nine Months Ended September 30,		Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	2003	2002	2002	2001	2000	2000	1999
	(unaudited)
	(US$ in thousands, except percentages)
Balance Sheet Data:
Cash and Deposits with Banks	$4,599,243	$3,555,667	$4,677,011	$3,570,005	$4,850,264	$4,446,741	$4,351,619
Marketable Securities	4,757,465	4,724,167	4,369,898	5,467,875	4,693,762	3,983,585	3,463,971
Loans less allowance for loan losses	2,147,493	1,663,316	1,768,349	1,477,577	1,514,019	1,580,910	1,437,311
Total Assets	11,821,454	10,234,912	11,089,968	10,808,019	11,373,759	10,350,573	9,557,251
Customer Deposits	10,766,872	9,393,779	10,165,189	9,943,466	10,509,922	9,478,593	8,731,532
Capital Stock(1)	402,020	427,146	413,434	452,168	331,906	203,934	105,756
Total Shareholders' Equity	669,601	660,265	662,193	629,383	626,447	604,033	484,112
Ratios:
Non-Interest Income to Total Revenues	63.9%	63.2%	62.8%	57.9%	56.5%	56.0%	55.9%
Return on Equity(2)	12.8%	12.6%	11.9%	9.5%	18.3%	19.4%	16.0%
Return on Assets(2)	0.8%	0.8%	0.7%	0.5%	1.0%	1.1%	0.8%
Net Loans to Assets	18.2%	16.3%	15.9%	13.7%	13.3%	15.3%	15.0%
Tier 1 Ratio	14.3%	15.2%	14.9%	15.3%	14.1%	13.5%	13.1%
Total Capital Ratio	14.8%	15.7%	15.4%	15.8%	14.5%	13.8%	13.9%
Equity to Assets	5.9%	6.5%	6.0%	5.8%	5.5%	5.8%	5.1%
Tangible Equity to Tangible Assets	5.8%	6.3%	5.9%	5.7%	5.4%	5.7%	4.9%

(1)
Reflects a 1-for-10 stock dividend paid on 15th September 1999 to all shareholders of record as of 31stAugust 1999, a 1-for-7 stock dividend paid on 31st August 2000 to all shareholders of record as of 18th August 2000 and a 1-for-10 stock dividend paid on 15th January 2002 to all shareholders of record as of 31st December 2001.

(2)
Percentages based on average quarter-end balances.

	Nine Months Ended September 30,		Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	2003	2002	2002	2001	2000	2000	1999
	(unaudited)
	(US$ in thousands, except percentages and per share data)
Net Income per Common Share(1):
Basic
Net Income from Operations, after income Taxes	$2.25	$2.05	$2.62	$2.00	$1.82	$3.61	$2.59
Cumulative Effect of a Change in Accounting Principle	—	—	—	—	0.05	—	—

Net Income	$2.25	$2.05	$2.62	$2.00	$1.87	$3.61	$2.59

Diluted
Net Income from Operations, after Income Taxes	$2.19	$1.96	$2.53	$1.91	$1.76	$3.53	$2.52
Cumulative Effect of a Change in Accounting Principle	—	—	—	—	0.05	—	—

Net Income	$2.19	$1.96	$2.53	$1.91	$1.81	$3.53	$2.52

Dividends Per Share(1)	$0.870	$0.810	$1.080	$0.981	$0.937	$1.006	$0.853
Dividend Payout Ratio	39.7%	41.3%	42.7%	51.4%	51.8%	28.5%	33.8%
Dividends Per Share Excluding Special Dividends(1)	$0.870	$0.810	$1.080	$0.981	$0.460	$0.644	$0.780
Dividend Payout Ratio Excluding Special Dividends	39.7%	41.3%	42.7%	51.4%	25.4%	18.2%	31.0%
Weighted Average Shares Outstanding(1)
Basic	28,586	29,727	29,601	29,977	30,060	29,355	28,437
Diluted	29,394	30,956	30,691	31,386	31,142	30,029	29,190

(1)
Reflects a 1-for-10 stock dividend paid on 15th September 1999 to all shareholders of record as of 31st August, 1999, a 1-for-7 stock dividend paid on 31st August 2000 to all shareholders of record as of 18th August 2000 and a 1-for-10 stock dividend paid on 15th January 2002 to all shareholders of record as of 31st December 2001.

HSBC

        HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of U.S. $162 billion at 31st October 2003. For the year ended 31st December 2002, HSBC's pre-tax profit was US $9.65 billion on operating income of US $26.6 billion. HSBC is a strongly capitalized banking group with a total capital ratio of 13.0% and a tier 1 capital ratio of 9.0% as of 31st December 2002.

        Headquartered in London, HSBC operates through long-established businesses in Europe; Hong Kong SAR; the rest of Asia-Pacific; the Middle East and Africa; North America; and Latin America. Within each of these geographical regions, the principal businesses operate essentially as domestic banks and typically have a large retail deposit base, together with strong liquidity and capital ratios, and provide services to personal, commercial and large corporate and institutional customers. By using HSBC's highly efficient technological links, businesses are able to access HSBC's wide range of products and services and adapt them to local customer needs. In addition, in some key locations—London, Hong Kong SAR, New York, Geneva, Paris and Düsseldorf—HSBC has significant investment and private banking operations which, together with its commercial banks, enable HSBC to service the full range of requirements of its high net worth personal and large corporate and institutional customers.

        Through its international network of over 9,500 offices in 79 countries and territories, HSBC provides a comprehensive range of financial services: personal financial services; commercial banking; corporate; investment banking and markets; private banking; and other activities. As part of its strategy, HSBC created an international brand in 1998, using HSBC and its hexagon symbol in most of its areas of operation.

        HSBC's largest and best-known subsidiaries and their primary areas of operation are:

•	The Hongkong and Shanghai Banking Corporation Limited	Hong Kong SAR, with an extensive network throughout Asia-Pacific
•	Hang Seng Bank Limited	Hong Kong SAR
•	HSBC Bank plc	United Kingdom
•	CCF S.A., previously known as Crédit Commercial de France S.A.	France
•	HSBC Bank USA	New York State in the United States
•	Household International, Inc.	United States
•	HSBC Bank Brasil S.A.-Banco Múltiplo	Brazil
•	HSBC Private Banking Holdings (Suisse) S.A.	Switzerland, Luxembourg, Guernsey and Monaco (through various subsidiaries)
•	Grupo Financiero Bital S.A. de C.V.	Mexico

AMALGAMATION SUB

        Amalgamation Sub is a company incorporated under the laws of Bermuda and an indirect wholly-owned subsidiary of HSBC that was formed solely for the purpose of effecting the transactions contemplated by the transaction and amalgamation agreements and it has not engaged in any business except in furtherance of such purpose.

HISTORICAL TRADING PRICES AND DIVIDENDS FOR BANK SHARES

        The Bank's shares are traded on the Bermuda Stock Exchange and, since April 23, 2002, on NASDAQ. Set forth below are the high and low prices for the shares for the periods noted, together with the dividends paid.

	BSX		Nasdaq
	High	Low	High	Low	Dividend
	(BD$)		(US$)
2003
Fourth Quarter (through 28th November 2003)	39.00	38.00	45.22	38.40	$0.29
Third Quarter	40.00	35.50	41.20	34.98	$0.29
Second Quarter	35.00	31.55	35.73	32.75	$0.29
First Quarter	35.00	30.00	34.82	30.10	$0.29
2002
Fourth Quarter	33.00	27.00	33.74	26.75	$0.27
Third Quarter	44.50	30.00	45.50	29.90	$0.27
Second Quarter	49.00	42.10	50.00	43.50	$0.27
First Quarter	48.00	43.00	—	—	$0.27

        The closing price of the Bank's shares on 27th October 2003, the last trading day prior to the announcement of the amalgamation, was $40 on NASDAQ and on 22nd October 2003 (the last trade before announcement) $38 on the BSX.

BACKGROUND OF THE AMALGAMATION

        For many years, the Bank and HSBC have had a business relationship whereby HSBC provides the Bank with sub-custodian and correspondent banking services as well as foreign exchange, credit and other related products. In early 2002, HSBC first approached the Bank about a possible acquisition of the Bank, but no proposal was ever made and after a brief time the parties terminated these preliminary discussions. In February 2003, the subject was again raised by HSBC and, following preliminary discussions in April, the parties entered into a confidentiality agreement, exchanged confidential information and entered into negotiations concerning the possible acquisition of the Bank. At an early point in the negotiations, HSBC informed the Bank that the consideration would need to be entirely in cash and that approximately $5 of the consideration should be paid in the form of a special dividend. These discussions had advanced to essentially definitive terms, pursuant to which the Bank would have been acquired for $40 per share, consisting of US $35 in cash plus a BD $5 special dividend. The Bank, as it is required to do, consulted the Minister of Finance with respect to the possible change in control. In early June, prior to the Bank's Board acting on the transaction, management of the Bank was informed that the Bermuda Government required further time to study the transaction. Intermittent discussions continued with the Bermuda Government and also with HSBC over the summer, and on 17th October 2003, Bank management was informed by the Bermuda Government that they would support such a transaction. In the second half of October, discussions were held with HSBC in which the Bank put forth its position that the Bank's improving results since June justified a greater price than previously negotiated. HSBC agreed that the total consideration should be increased to $45 per Bank share and on 27th October 2003, the Board approved the various agreements with HSBC, which provided for a $45 per share price, consisting of US $40 in cash and a BD $5 special dividend and the agreements were executed. The proposed amalgamation was announced on 28th October 2003.

REASONS FOR THE RECOMMENDATION OF YOUR BOARD OF DIRECTORS

        In making the determination and recommendation described above, your board of directors considered a number of factors, including, without limitation, the following.

—    Concerns regarding the Bank's long-term ability to profitably compete in its selected markets given developments in the banking industry, including the increasing cost of competitive technology, the rising cost of compliance, and the growing scale and resources of our competitors. The Bank is a relatively small but global institution with three distinct lines of business. The costs of maintaining technology for an increasingly sophisticated and demanding client base in each of our lines of business, and of meeting growing compliance and regulatory requirements in each of the jurisdictions where we operate, provide us with a higher relative cost burden than many of our competitors. In addition, industry consolidation has resulted in many similar-sized companies, particularly in the fund administration and custody business, being acquired by larger, more diversified companies that have announced their intention to invest heavily to expand in these areas. As a result of these developments, scale is becoming increasingly important to remaining competitive and this may negatively impact our ability to maintain our operating performance on an independent basis.

—    The likelihood that foreign banks would be permitted to enter the Bermuda market in the near future. In July 2000, when addressing the commitment that Bermuda had made in May of that year to the Organization for Economic Cooperation and Development, Bermuda's Minister of Finance confirmed the Government's commitment to "allowing international companies to participate in the previously sheltered sectors of the economy" with the understanding that the Government could consider the national interest in this process. At that time the Minister invited representatives of industry to formalise recommendations in relation to the financial services sector. Since this initial announcement, there have been other clear confirmations of the

Government's policy of encouraging further development of the financial service sector via the introduction of top quality international organisations. Competition in our home market from larger institutions with stronger balance sheets and product offerings would significantly impair our competitive position in our Bermuda-based corporate and retail banking businesses, which together contribute about half of our total net income. Also, given the natural constraints of the size of the Bermuda market, we would run the risk of losing valued personnel as has happened in the insurance industry. These factors would almost certainly negatively affect our results should we continue on an independent basis and, as a result, may impair the value created to date.

—    The limited ability of the Bank to enhance growth through acquisitions due to balance sheet constraints.

—    The limited universe of potential purchasers given the Bank's unique profile, as well as the strong geographic and business line fit with HSBC.

—    The fact that no party other than HSBC has approached the Bank, even though the news of the spring negotiations had been publicly disclosed by a person unrelated to the Bank or HSBC in July and reported in the press.

—    The positive reaction of the Bermuda Government to HSBC as the acquirer of the Bank and the uncertainty that a transaction with any other prospective purchaser could be achieved, as well as the commitments HSBC was willing to make in relation to Bermuda.

—    The price being paid in the transaction (including the special dividend) which represents a 16.3% premium over the average closing price of $38.70 closing sale price for our shares on the NASDAQ National Market System during the 90 day period ended 24th October 2003.

—    The opinion of Merrill Lynch, Pierce, Fenner & Smith, to the effect that, as of 27th October 2003, and based on and subject to the assumptions, limitations and qualifications described in its opinion, the transaction consideration of $45 per share in cash to be received by the Bank's shareholders pursuant to the transaction agreement is fair from a financial point of view to those shareholders, other than HSBC and its affiliates.

—    The Bank's belief that the transaction agreement's provision requiring the Bank to pay HSBC a $30 million termination fee upon the occurrence of certain events should another bid be made for the Bank and restrictions on solicitation of acquisition proposals should not significantly inhibit an interested third party from bidding for the Bank and that such provisions were required by HSBC and are customary and reasonable in light of the benefits of the amalgamation.

—    The Bank's business, its current financial condition and results of operations, its future prospects, and the current and anticipated developments in the banking industry and your board of directors' belief, on the basis of its familiarity with these matters, that the consideration to be received by our shareholders in the transaction fairly reflects the Bank's intrinsic value, including its potential for future growth.

        This discussion of the factors considered by your board of directors is not intended to be exhaustive, but does include the material factors considered by your board of directors. Your board of directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Individual directors may well have given different weights to different factors. Your board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

OPINION OF MERRILL LYNCH

        Merrill Lynch has acted as financial advisor to the Bank in connection with the amalgamation and has assisted the Bank's board of directors in its examination of the fairness, from a financial point of view, of the amalgamation consideration (including the special dividend) to be received by the Bank's shareholders, other than HSBC and its affiliates.

        On 27th October 2003, Merrill Lynch rendered its oral opinion to the board of directors of the Bank, later confirmed in writing, that, based upon and subject to the assumptions made, matters considered and limits of review set forth therein, as of such date, the consideration to be received from the amalgamation, including the special dividend, was fair, from a financial point of view, to the Bank's shareholders other than HSBC and its affiliates.

        The full text of Merrill Lynch's opinion, dated 27th October 2003, which contains many of the assumptions Merrill Lynch made, the matters it considered and the limitations on the review it undertook in connection with the delivery of its opinion, is included in Appendix C to this document and is incorporated by reference into this proxy statement. Merrill Lynch's opinion is directed to the Bank's board of directors and addresses only the fairness of the consideration from a financial point of view to the Bank's shareholders other than HSBC and its affiliates. It does not address any other aspect of the amalgamation and does not constitute a recommendation to any Bank shareholder as to how that shareholder should vote at the special general meeting with respect to the proposed amalgamation or any other matter. The following summary of Merrill Lynch's opinion set forth below is qualified in its entirety by reference to the full text of such opinion. Bank shareholders are urged to read the Merrill Lynch opinion carefully and in its entirety.

        In connection with its opinion, Merrill Lynch, among other things:

—    reviewed certain publicly available business and financial information relating to the Bank that Merrill Lynch deemed to be relevant;

—    reviewed certain information, including financial forecasts, relating to the business, earnings, assets, liabilities and prospects of the Bank furnished to Merrill Lynch by the Bank;

—    conducted discussions with members of senior management of the Bank concerning the matters described in the clauses above;

—    reviewed the market prices and valuation multiples for the Bank and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

—    reviewed the results of operations of the Bank and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

—    compared the proposed financial terms of the amalgamation, including the special dividend, with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

—    participated in certain discussions with the Bank regarding negotiations related to the amalgamation;

—    reviewed a draft dated 22nd October 2003 of the transaction agreement; and

—    reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

        In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of the Bank or receive any such evaluation or appraisal, nor did Merrill Lynch evaluate the solvency or fair value of the Bank under any applicable laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Bank. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Bank, Merrill Lynch assumed that they were reasonably prepared and, at that time, reflected the best available estimates and judgment of the Bank's management as to the expected future financial performance of the Bank. Merrill Lynch also assumed that the final form of the transaction agreement would be substantially similar to the last draft that Merrill Lynch reviewed.

        Merrill Lynch's opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of the opinion.

        In connection with the preparation of the opinion, Merrill Lynch was not instructed by the Bank or its board of directors to solicit, nor did Merrill Lynch solicit, third-party indications of interest for the acquisition of all or any part of the Bank.

        Merrill Lynch made a presentation to the Bank's board of directors on 27th October 2003 with respect to certain financial and comparative analyses performed by Merrill Lynch in evaluating the fairness of the amalgamation consideration, which analyses also provided in substantial part the basis for Merrill Lynch's opinion. The following is a summary of the material financial analyses presented by Merrill Lynch to the Bank's board of directors. However, it does not purport to be a complete description of the analyses performed by Merrill Lynch or of its presentations to the Bank's board of directors. The following summary includes information presented in tabular format. In order to understand fully the financial analyses used by Merrill Lynch, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to 27th October 2003 and is not necessarily indicative of current or future market conditions.

        The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in those analyses as a comparison is identical to the Bank or the amalgamation, nor is an evaluation of the results of those analyses entirely mathematical; rather, it involves complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the transactions, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in those analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favourable than those suggested by those analyses. In addition, analyses relating to the value of businesses or securities are not appraisals and may not reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

        In arriving at its opinion, Merrill Lynch made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its opinion. In its analyses, Merrill Lynch made numerous assumptions with respect to the Bank, HSBC, industry performance and regulatory environment, general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of the Bank and involve the application of complex methodologies and educated judgment.

        The following is a summary of each of the material financial analyses performed by Merrill Lynch in connection with its opinion dated 27th October 2003.

        Calculation of Amalgamation Consideration.    Merrill Lynch reviewed the amalgamation consideration of $45.00 of cash per share, consisting of a cash payment of US $40.00 per share from HSBC and a BD $5.00 cash special dividend payable to shareholders of record of the Bank one day prior to closing. Assuming that the Bank has 29.9 million shares issued on a fully-diluted basis, the aggregate amalgamation consideration is approximately $1.35 billion.

        Review of Market Prices.    Merrill Lynch reviewed the Bank's stock market performance relative to its peers over various points in time. Merrill Lynch considered two peer groups in this analysis, banks with fiduciary businesses (defined in the section Compared Company Trading Analysis—Banks with Fiduciary Businesses) and U.S. regional banks (defined in the section Compared Company Analysis—U.S. Regional Banks). The results of that analysis are highlighted in the table below. Merrill Lynch noted that the Bank's share price had outperformed its peers as well as the broader market since 2nd June 2003, which is the day the Bank's management met with members of the Bermuda Government to discuss a potential transaction with HSBC. In that period the Bank's share price was up 20.8% compared to 12.9% for banks with fiduciary businesses, 8.7% for U.S. Regional Banks and 6.4% for the S&P 500. In addition, Merrill Lynch noted that the Bank also outperformed its peers and the broader market since 22nd July 2003, which is the day before an article appeared in the Royal Gazette stating that the Bank was rumored to be contemplating a transaction. In that period, the Bank's share price was up 11.6%, as compared to 4.6% for banks with fiduciary businesses, 6.6% for U.S. regional banks and 5.1% for the S&P 500. Merrill Lynch also noted that the Bank outperformed its peers and the broader market since 20th October 2003, which date measures five trading days prior to announcement of the transaction. In that period, the Bank's share price was up 3.7%, while the Bank's peers and the broader market were down 3.1% for banks with fiduciary businesses, 0.4% for U.S. regional banks and 1.5% for the S&P 500. Merrill Lynch also noted that in this period (since 20th October 2003) the daily trading volume for the Bank's shares was significantly higher than its historical norm, including two days when the volume exceeded 110,000 shares.

	Stock Price Return
	2 Year	1 Year	2003 YTD	6/2/03 Thru 10/24/03	7/21/03 Thru 10/24/03	10/20/03 Thru 10/24/03
Bank of Bermuda	(1.6)%	33.2%	26.1%	20.8%	11.6%	3.7%
Banks with Fiduciary Businesses	(7.3)%	19.6%	24.5%	12.9%	4.6%	(3.1)%
U.S. Regional Banks	31.8%	21.4%	19.8%	8.7%	6.6%	(0.4)%
S&P 500	(5.2)%	16.6%	16.9%	6.4%	5.1%	(1.5)%

        Summary of Valuation Analysis.    Merrill Lynch assessed the fair value of the Bank using several methodologies, including a comparable merger and acquisition analysis using valuation multiples from selected transactions, a compared company trading analysis using valuation multiples from selected publicly traded companies and two discounted dividend analyses, the first assuming the Bank as a stand alone entity and the second assuming the Bank in the context of an acquisition transaction, including the benefit of synergies. Each of these methodologies was used to generate imputed valuation ranges which were then compared to the amalgamation consideration, as discussed above.

        The following table shows the ranges of imputed valuation per Bank share derived under each of these methodologies. The table should be read together with the more detailed summary of each of these valuation analyses as set forth below.

	Imputed Valuation Per Bank Share
	Minimum	Maximum
Valuation Methodology
Compared Merger and Acquisition Analysis(1)
Fiduciary Businesses	$39	$43
U.S. Regional Banks	$34	$42
Compared Company Trading Analysis(1)
Banks with Fiduciary Businesses	$45	$49
U.S. Regional Banks	$38	$41
Standalone Discounted Dividend Analysis	$34	$43
Acquisition Context Discounted Dividend Analysis	$39	$51

(1)
The imputed valuations for the compared company trading analysis and the compared merger and acquisition analysis were calculated by multiplying the Bank's relevant financial information by the corresponding comparable median multiple.

        Analysis of Selected Merger and Acquisition Transactions—Fiduciary Business Transactions.    Merrill Lynch analyzed certain information for five merger and acquisition transactions involving fiduciary businesses since 30th January 2001. The compared fiduciary business transactions reviewed were: Bank of New York Company, Inc./Pershing (Credit Suisse First Boston), State Street Corporation/Deutsche Bank's Securities Servicing Unit, U.S. Bancorp/State Street Corporate Trust, Bisys/Hemisphere and ABN AMRO/ING's Prime Brokerage Unit. In each case, the first named company represents the acquiring company in the transaction (comparable to HSBC in the amalgamation) and the second named company or unit represents the acquired company or unit in the transaction (comparable to the Bank in the amalgamation). Merrill Lynch considered the compared fiduciary business transactions to be reasonably similar to the amalgamation, but none of these transactions is identical to the amalgamation and neither the acquiring companies nor acquired companies have the same management, makeup, size, mix of client base, prospects or combination of businesses as the Bank. In addition, each of the acquired businesses in the compared fiduciary business transactions was a private company or a business unit of a larger public company. Accordingly, no analyst estimates of future earnings for the acquired businesses were available for analysis.

        For each of the compared fiduciary business transactions, Merrill Lynch derived, among other things, the ratio of the estimated transaction value to latest twelve months ("LTM") revenues and the ratio of the estimated transaction value to LTM net income. The following table sets forth the results of these calculations and compares them to the Bank ratios based on the amalgamation consideration of $45.00 per share.

Fiduciary Business Transactions
Bank of Bermuda(1)
		Low	Median	High
Multiple of Price to:
LTM Revenues	3.0x	2.1x	2.6x	3.8x
LTM Net Income	17.2x	14.6x	16.4x	20.7x

(1)
The Bank's LTM Revenues and LTM EPS are as of 30th September 2003.

        By multiplying the Bank's LTM revenues per share and LTM EPS by the corresponding fiduciary business transaction median multiples, Merrill Lynch derived a range of imputed valuations for shares of the Bank's common stock of $38.86 to $42.97.

        Analysis of Selected Merger and Acquisition Transactions—U.S. Regional Bank Transactions. Merrill Lynch analyzed certain publicly available information for all U.S. regional bank merger and acquisition transactions (excluding merger-of-equals transactions and transactions where less than 100% of the target was acquired) between $1 billion and $3.5 billion since 1st January 2000. The compared U.S. regional bank transactions reviewed are listed below:

  New York Community Bancorp/Roslyn Bancorp Inc.
  BB&T Corp./First Virginia Banks Inc.
  M&T Bank Corp./Allfirst Financial Inc.
  BNP Paribas Group/United California Bank
  Citigroup Inc./European American Bank
  Royal Bank of Canada/Centura Banks Inc.
  BB&T Corp./F&M National Corp.
  ABN AMRO Holding NV/Michigan National Corp.
  Comerica Inc./Imperial Bancorp
  Washington Mutual Inc./Bank United Corp.
  M&T Bank Corp./Keystone Financial Inc.
  Wells Fargo & Co./First Security Corp.
  BB&T Corp./One Valley Bancorp Inc.

        In each case, the first named company represents the acquiring company in the transaction (comparable to HSBC in the amalgamation) and the second named company represents the acquired company in the transaction (comparable to the Bank in the amalgamation). Merrill Lynch considered the compared U.S. regional bank transactions to have some reasonable similarity to the amalgamation, but none of these transactions is identical to the amalgamation and neither the acquiring companies nor acquired companies have the same management, makeup, size, mix of client base, prospects or combination of businesses as the Bank.

        For each of the compared U.S. regional bank transactions, Merrill Lynch derived, among other items, the ratio of the estimated transaction value per share to LTM EPS and the ratio of the estimated transaction value per share to the estimated EPS for the fiscal year in which the transaction was announced (Forward EPS). The following table sets forth the results of these calculations and compares them to the Bank ratios based on the amalgamation consideration of $45.00 per share.

U.S. Regional Bank Transactions
Bank of Bermuda(1)
		Low	Median	High
Multiple of Price to:
LTM EPS	17.2x	10.2x	15.9x	23.4x
Forward EPS	16.6x	10.2x	12.7x	17.4x

(1)
The Bank's LTM EPS is as of 30th September 2003 and projected earnings are based on the Bank management estimates for 2003. No First Call estimates are available for the Bank.

        By multiplying the Bank's LTM EPS and Forward EPS with the corresponding compared U.S. regional bank transaction median multiples, Merrill Lynch derived a range of imputed valuations for shares of the Bank common stock of $34.45 to $41.71.

        Merrill Lynch also calculated the transaction premium based on the amalgamation consideration relative to the Bank's closing market price at various times prior to announcement. These were compared to those of the U.S. regional bank transactions.

		U.S. Regional Bank Transactions
	Bank of Bermuda(1)
		Low	Median	High
Market Premium:
1 Day	11.8%	(2.5)%	24.7%	47.2%
30 Day	13.1%	9.2%	22.7%	53.1%
90 Day	22.0%	(38.6)%	22.7%	63.9%

(1)
For the Bank of Bermuda, the 1 day premium of 11.8% represents the transaction premium relative to the Bank's closing stock price on 24th October 2003 of $40.24, the 30 day premium of 13.1% represents the transaction premium relative to the Bank's closing stock price on 24th September 2003 of $39.80 and the 90 day premium of 22.0% represents the transaction premium relative to the Bank's closing stock price on 24th July 2003 of $36.90.

        Compared Company Trading Analysis—Banks with Fiduciary Businesses.    Merrill Lynch compared certain publicly available financial, operating and stock market information for the Bank and six other banks with processing and fiduciary businesses (banks with a substantial focus on securities processing, trust, custody and asset management). These banks, which are collectively referred to in this section as the fiduciary compared companies, were: Bank of New York Company, Inc., State Street Corporation, PNC Financial Services Group, Inc., Mellon Financial Corporation, Northern Trust Corporation, and Wilmington Trust Corporation. Merrill Lynch used these companies for comparative purposes because a substantial portion of their business is similar to the Bank's business lines, although none of these companies is directly comparable. For example, three of these companies have limited or no retail banking operation and three have only limited foreign operations. In addition, all but one have substantially greater resources and greater scale than the Bank, and all have the United States as their principal market. For these and other reasons, Merrill Lynch noted that the Bank's multiple of its stock price to last twelve months (which Merrill Lynch refers to as LTM) earnings per share (commonly referred to as EPS) has consistently been significantly lower than the multiple of the median stock price to LTM EPS of the fiduciary compared companies.

        For each of the fiduciary compared companies, Merrill Lynch calculated and compared, among other things, the ratio of the closing stock price on 24thOctober 2003 to: LTM EPS, estimated 2003 EPS (using First Call consensus EPS estimates as of 24th October 2003), and estimated 2004 EPS (using First Call consensus EPS estimates as of 24th October 2003). The following table sets forth the results of these calculations and compares them to the Bank ratios based on the amalgamation consideration of $45.00 per share.

Fiduciary Compared Companies
Bank of Bermuda(1)
		Low	Median	High
Multiple of Price to:
LTM EPS	17.2x	13.2x	18.2x	25.4x
2003E EPS	16.6x	13.2x	18.1x	24.0x
2004E EPS	15.7x	12.1x	15.8x	20.1x

(1)
The Bank's LTM EPS is as of 30th September 2003 and projected earnings are based on the Bank management's estimates for 2003 and 2004. No First Call estimates are available for the Bank.

        By multiplying each of the Bank's LTM EPS, 2003 estimated EPS and 2004 estimated EPS by the corresponding fiduciary compared companies' median multiples, Merrill Lynch derived a range of imputed valuations for Bank shares of $45.41 to $48.92.

        Compared Company Analysis—U.S. Regional Banks.    Merrill Lynch reviewed certain publicly available financial, operating and stock market information for the Bank and 34 U.S. regional banks with market values between $1 billion and $5 billion as listed below:

Popular, Inc.	Zions Bancorporation
Huntington Bancshares Incorporated	Banknorth Group, Inc.
Compass Bancshares, Inc.	Commerce Bancorp, Inc.
TCF Financial Corporation	Doral Financial Corporation
Hibernia Corporation	Mercantile Bankshares Corporation
Commerce Bancshares, Inc.	Associated Banc-Corp
City National Corporation	Valley National Bancorp
BOK Financial Corporation	Fulton Financial Corporation
Sky Financial Group Inc.	FirstMerit Corporation
Bank of Hawaii Corporation	Cullen/Frost Bankers, Inc.
Colonial BancGroup, Inc.	BancorpSouth, Inc.
Trustmark Corporation	Park National Corporation
Westamerica Bancorporation	Hudson United Bancorp
Whitney Holding Corporation	F.N.B. Corporation
First Midwest Bancorp, Inc.	Old National Bancorp
Provident Financial Group, Inc.	Southwest Bancorporation of Texas, Inc.
Citizens Banking Corporation	United Bankshares, Inc.

        These banks are collectively referred to as the U.S. regional bank compared companies in this section. Merrill Lynch used these companies for comparative purposes because a substantial portion of their business is similar to the Bank's Bermuda-based retail and commercial banking business, although none of these companies is directly comparable. For example, they all focus entirely, or almost entirely, on the U.S. market, none conducts any significant processing business and none has a combined processing and fiduciary business that represents such a relatively large portion of their revenues as is the case with the Bank. Merrill Lynch noted that the Bank's multiple of its stock price to LTM EPS has historically been lower than the multiple of the median stock price to LTM EPS of the U.S. regional bank compared companies, but more recently the Bank's multiple has traded in line with the median multiple for this group.

        For each of the U.S. regional bank compared companies, Merrill Lynch calculated and compared, among other things, the ratio of the closing stock price on 24th October 2003 to: LTM EPS, estimated 2003 EPS (using First Call consensus EPS as of 24th October 2003) and estimated 2004 EPS (using First Call consensus EPS as of 24th October 2003). The following table sets forth the results of these calculations and compares them to the Bank of Bermuda ratios based on the amalgamation consideration of $45.00 per share.

U.S. Regional Bank Compared Companies
Bank of Bermuda(1)
		Low	Median	High
Multiple of Price to:
LTM EPS	17.2x	13.1x	15.7x	20.3x
2003E EPS	16.6x	12.3x	14.6x	19.0x
2004E EPS	15.7x	9.8x	13.1x	16.5x

(1)
The Bank's LTM EPS is as of 30th September 2003 and projected earnings are based on the Bank management estimates for 2003 and 2004. No First Call estimates are available for the Bank of Bermuda.

        By multiplying the Bank's LTM EPS per share, 2003 estimated EPS and 2004 estimated EPS by the corresponding U.S. regional bank compared companies' median multiples, Merrill Lynch derived a range of imputed valuations for the Bank of $37.62 to $41.14.

        Discounted Dividend Analysis—Stand Alone.    Merrill Lynch performed a discounted dividend analysis to estimate a range of present values per Bank share assuming the Bank continued to operate as a stand-alone entity. This range was determined by adding (1) the present value of the stream of dividends that the Bank can pay to shareholders over the next five years while maintaining its current ratio of tangible equity to tangible assets and (2) the present value of the "terminal value" of Bank shares. In calculating a terminal value of Bank shares, Merrill Lynch applied multiples ranging from 12x to 14x to year 2009 forecasted earnings. The dividend stream and terminal values were then discounted using discount rates ranging from 10.5% to 13.5%. Merrill Lynch viewed these rates as the appropriate range of discount rates for a company with the Bank's risk characteristics and based upon an analysis of the comparable cost of equity for the Bank and other banks with fiduciary businesses. For the purposes of such analysis, Merrill Lynch utilised the Bank management's estimates for earnings and balance sheet growth. Based on this analysis, Merrill Lynch derived an implied value per Bank share of $33.71 to $43.49.

        Discounted Dividend Analysis—Acquisition Context.    Merrill Lynch also performed an acquisition-context discounted dividend analysis which utilised all of the assumptions discussed in the previous paragraph, except that the Bank's projected balance sheet and earnings included the impact of the amalgamation. The acquisition assumptions include the following: expense synergies ranging from 10% to 20% of the Bank's stand alone 2004 projected operating expenses, a restructuring charge, a target tangible common equity to tangible asset ratio in line with that of HSBC and a tax rate in line with that of HSBC. From this analysis, Merrill Lynch derived an implied value per Bank share of common stock of $38.54 to $50.93.

        Other Factors.    Merrill Lynch is an internationally recognised investment banking firm and, as a part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The Bank's board of directors selected Merrill Lynch as its financial advisor because of Merrill Lynch's experience, expertise and familiarity with the Bank and its business.

        Merrill Lynch is acting as financial advisor to the Bank in connection with the amalgamation and has received fees of $100,000 from the Bank upon the signing of its engagement letter and of $500,000 upon the signing of the transaction agreement. Merrill Lynch will receive a further fee equal to 0.80% of the aggregate amalgamation consideration (including the special dividend) payable in cash upon the closing of the amalgamation, minus $600,000 in fees previously paid. The Bank has agreed to reimburse

Merrill Lynch for its reasonable out of pocket expenses, including the reasonable fees and disbursements of legal counsel. In addition, the Bank has agreed to indemnify Merrill Lynch for certain liabilities arising out of its engagement. Merrill Lynch has, in the past, provided financial advisory and financing services to the Bank and HSBC and/or its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services.

        In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the equity securities of the Bank and the debt, equity linked and equity securities of HSBC for their own accounts and for the accounts of their customers. Accordingly, Merrill Lynch and its affiliates may at any time hold a long or short position in those securities.

INTERESTS OF YOUR DIRECTORS AND SENIOR MANAGEMENT IN THE AMALGAMATION

        In considering the recommendation of your board of directors with respect to the amalgamation agreement and the transactions contemplated thereby, you should be aware that in addition to the matters discussed above, your board of directors and senior management (consisting of approximately 33 persons) have various interests in the amalgamation described in this section that may differ from the interests of our shareholders generally. The members of your board of directors were aware of these additional interests and considered them when they approved the agreements with HSBC.

        Directors and senior management hold Bank shares and options to acquire Bank shares. In order to align management's and shareholders' interests, it has been a Bank requirement for many years that senior management invest 20% of their bonus in Bank shares each year. Senior management receive from 25%—50% of their total target compensation in the form of Bank shares and options to acquire Bank shares. In addition, members of senior management are required to hold from one to three times their annual salary in Bank shares. All of the options to purchase shares which have been granted to senior management and directors which have not otherwise become exercisable before the effective time of the amalgamation will become fully exercisable and vested upon the amalgamation in accordance with the terms of the option plans as approved by our shareholders. The transaction agreement provides that for each option for shares outstanding at the time of the amalgamation—both exercisable and non-exercisable—the option holder will receive an option to purchase ordinary shares of HSBC. Options which are not exercised before the record date for the special $5.00 dividend will not receive the dividend; as a result, in accordance with the terms of the option plans the exercise price will be reduced by $5.00. The intrinsic value of the option to acquire HSBC ordinary shares (the excess of the market price of HSBC shares (at the time of the amalgamation) over the exercise price, multiplied by the number of HSBC shares covered by such option) will be the same as the intrinsic value of the option to acquire Bank shares (the excess of $40 over the exercise price (as reduced) multiplied by the number of Bank shares covered by such option) at the time of amalgamation. As of 24th November 2003, our directors held options for 112,552 shares, with an average exercise price of $35.59, and our senior management held options for 2,409,580 shares, with an average exercise price of $33.92. Our employees, including senior management, as a group hold options for 3,977,930 shares with an average exercise price of $40.57.

        In 1999, following consultation with an independent leading executive benefits consulting firm as a part of a broader review to align the Bank's compensation practices with customary arrangements for companies listed in the United States, the Bank's board of directors adopted a severance benefits plan to deal with benefits payable upon termination, or constructive termination, following a change in control. The 1999 severance benefits plan provides specified payments of severance benefits to key employees, in consideration for their service to us, following certain voluntary or involuntary terminations of employment of such key employees related to a "change of control." These key employees are designated by the compensation committee, and their number is limited to a total of 50 individuals. At present, 46 employees have been designated. The amalgamation will constitute a "change of control."

        Eligible employees will receive severance benefits if (i) the employee's employment with us is terminated, other than due to death, disability or just cause, (ii) if the employee leaves voluntarily upon a material change in job status, forced relocation, our successor's refusal to honour, or our successor's breach of, this plan or (iii) with respect to the six executive officers of the Bank, leaves voluntarily, for any reason, within 30 days following the first anniversary of a "change of control," provided that there is no misconduct or misrepresentations on the part of the employee. Employees entitled to receive benefits will receive an amount equal to a number between one and three and one half, which number was determined for each individual employee when designated to participate by the compensation committee, multiplied by the sum of:

        —    the employee's annual base salary immediately prior to the "change of control" and

        —    the greater of (1) the highest annual bonus payment paid or payable to the employee during the last three fiscal years ending immediately prior to the "change of control" and (2) the amount of the target bonus payment to which the employee would be entitled for the fiscal year in which the "change of control" occurs, each determined in accordance with the guidelines for the bonus payments set by the compensation committee.

        In addition, an eligible employee will be entitled to receive benefits under the employee retirement plan and will continue to receive his or her then existing health and insurance benefits, each for a period of between one and three years, as determined by the compensation committee.

        In connection with the amalgamation, HSBC requested that the five of the six executive officers, other than Edward H. Gomez, waive their rights under the 1999 severance benefits plan in exchange for new employment contracts. As HSBC plans to introduce a chief financial officer, Mr. Gomez's severance benefit arrangements were left intact. The other five, Henry B. Smith, Chief Executive Officer; Philip M. Butterfield, Chief Operating Officer; Wayne P. Chapman, Head of Private Client Services; Michael W. Collins, Head of Banking Services; and Paul H. Smith, Head of Global Fund Services, signed two-year employment contracts (one-year for Henry Smith) pursuant to which they will receive their present salary and bonuses. In addition, if certain post-amalgamation targets are met at the first anniversary of the amalgamation (other than in the case of Henry Smith) these five individuals will receive bonuses fourteen months following the amalgamation. These targets are (i) achieving a headcount reduction of 150 in the HSBC Group or savings of $12 million from the HSBC Group's salary costs and (ii) retention of 70% of specified key staff agreed to by HSBC and the Bank. The bonus amounts for all five individuals aggregate $6.59 million, which is divided among the five in an amount roughly commensurate with their present salary and bonus levels. In addition, a total value of $4.7 million in HSBC restricted shares will be granted to these individuals (again divided among the five in amounts roughly commensurate to present compensation), which shares will vest in three years. Should any of these individuals elect to terminate their employment with the Bank before the bonuses or shares are earned, they would be forfeited. The aggregate value of the bonuses and restricted stock is slightly less than the aggregate amounts such five individuals would have received under the 1999 severance benefits plan had they been terminated or voluntarily terminated their employment in the 13th month following the change of control, and the new arrangements (both bonus and restricted shares) require the individual to choose to remain with the Bank and, in order for the bonus to be earned, meet certain performance targets.

        The transaction agreement provides that the amalgamated company will maintain in effect the current directors' and officers' liability insurance, or substantially similar insurance, covering those persons who are currently covered on the date of the amalgamation agreement by our directors' and officers' liability insurance policy for a period of at least six years—provided that the amalgamated company is not required to pay an aggregate amount for any such policy in excess of 200% of the current annual premium. The transaction agreement also provides that HSBC will cause the amalgamated company to indemnify and hold harmless, and advance expenses to, any former or current officer or director of the Bank against any losses in connection with any threatened or actual action, suit or proceedings, based in whole or in part on, or arising in whole or in part out of, the fact that the person is or was an officer or director of the Bank to the fullest extent such indemnification and advancement of expenses would have been permitted under either Bermuda law or under English law if the amalgamated company were an English company.

CERTAIN MATERIAL BERMUDA AND U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO OUR SHAREHOLDERS

        This section describes certain material United States federal income and Bermuda tax consequences of the amalgamation and related transactions. It applies to you only if you hold your Bank shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

        —    a dealer in securities,

        —    a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

        —    a tax-exempt organization,

        —    a life insurance company,

        —    a person liable for alternative minimum tax,

        —    a person that actually or constructively owns 10% or more of our voting stock,

        —    a person that holds Bank shares as part of a straddle or a hedging or conversion transaction, or

        —    a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

        This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Bermuda all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

        You are a U.S. holder if you are a beneficial owner of Bank shares and you are:

        —    a citizen or resident of the United States,

        —    a domestic corporation (or other entity taxed as a corporation),

        —    an estate whose income is subject to United States federal income tax regardless of its source, or

        —    a trust if (1) a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as an United States person.

        A "non-U.S. holder" is a beneficial owner of Bank shares that is not a United States person for United States federal income tax purposes. This section assumes that the Bank is not a controlled foreign corporation for United States federal income tax purposes.

        This section discusses general tax consequences of the amalgamation, and does not address the tax consequences to any particular holder of Bank shares. We urge you to consult your own tax advisor regarding the United States federal, state and local and Bermuda and other tax consequences of the amalgamation applicable to you and your particular circumstances.

        U.S. holders of Bank shares who presently receive their dividend in U.S. dollars will receive the BD $5.00 dividend per share in U.S. dollars as well.

  Taxation of the Dividend

  Bermuda Taxation

        At the present time, there is no Bermuda income, corporation or profits tax, dividend withholding tax, capital gains tax or capital transfer tax payable by the Bank or our shareholders as a result of the special dividend.

  United States Federal Income Taxation

        Although the United States federal income tax treatment of the $5.00 per share dividend is not entirely clear, the dividend should be treated for United States federal income tax purposes as consideration received in exchange for your Bank shares as a part of the amalgamation. The United States federal income tax treatment of the receipt of consideration in the amalgamation and of the possible alternative characterization of the $5.00 dividend is described below in "Taxation of Amalgamation Consideration—United States Federal Income Taxation."

  Taxation of Amalgamation Consideration

  Bermuda Taxation

        At the present time, there is no Bermuda income, corporation or profits tax, dividend withholding tax, capital gains tax or capital transfer tax payable by the Bank or our shareholders as a result of the amalgamation.

  United States Federal Income Taxation

        U.S. Holders    As discussed above, for United States federal income tax purposes, the $5.00 per share dividend should be treated as consideration received in exchange for your Bank shares in connection with the amalgamation. As a result, you will be treated as receiving the sum of US $40.00 and the US $5.00 in exchange for each Bank share. Accordingly, for each Bank share exchanged in the amalgamation, you will recognise capital gain or loss for United States federal income tax purposes equal to the excess of the sum of US $40.00 and the US $5.00 dividend over the U.S. dollar value of your tax basis in such Bank share. If you are an individual, such capital gain generally will be taxed at a maximum rate of 15% if your holding period in the Bank shares is greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

        If your adjusted basis in your shares exceeds the proceeds of the amalgamation (US $40.00), however, and therefore you would incur a capital loss (not taking the US $5.00 into account), the IRS may take the position that the US $5.00 dividend does not constitute part of the amalgamation consideration and consequently cannot be used to offset such capital loss, but instead, should be taxed separately as dividend income (which, if you are an individual and satisfy the 60-day holding period requirement for "qualified dividends", would be taxed at a maximum rate of 15%). Similarly, the IRS may take the position that the $5.00 dividend should be taxed separately as dividend income, at ordinary rates, if you are an individual who fails to satisfy the 60-day holding period requirement for "qualified dividends".

        Non-U.S. Holders    If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognised on receipt of the amalgamation consideration (including the dividend received in connection with the amalgamation) unless:

        —    the gain is "effectively connected" with your conduct of a trade or business in the United States, or

        —    you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognise may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

        Backup Withholding and Information Reporting    If you are a U.S. holder, payments you receive in connection with the Bank shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless you (i) establish that you are a corporation or other exempt holder or (ii) provide an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certify that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that certain required information is furnished to the Internal Revenue Service. If you are a non-U.S. holder, you may be required to comply with certification and identification procedures in order to establish your exemption from information reporting and backup withholding. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

EFFECTIVE TIME OF THE AMALGAMATION

        If the amalgamation agreement is approved by the requisite vote of shareholders and the other conditions to the amalgamation are satisfied—or waived to the extent permitted—the amalgamation will be consummated by filing the memorandum of association of the amalgamated company and all other required documents with the Bermuda Registrar of Companies in accordance with section 108 of the Companies Act 1981 of Bermuda. The term "effective time" means the date and time that the amalgamation shall be effective pursuant to the Companies Act 1981 of Bermuda. We anticipate completing the amalgamation in the first quarter of 2004. Both we and HSBC have the right to terminate the transaction agreement if the amalgamation is not consummated prior to 30th April 2004. For additional information regarding the effective time of the amalgamation, see "THE AMALGAMATION"—Regulatory Approvals."

        The transaction agreement may be terminated prior to the effective time of the amalgamation by the Bank or HSBC in certain circumstances, whether before or after the approval and adoption of the amalgamation agreement and the amalgamation by shareholders. See "THE TRANSACTION AGREEMENT—Termination of the Transaction Agreement."

PAYMENT OF AMALGAMATION CONSIDERATION AND SURRENDER OF CERTAIN SHARE CERTIFICATES

        The Bank and HSBC will designate an agent to act as paying agent for purposes of making the cash payments contemplated by the transaction agreement. The payment of the BD$5 special dividend will be made in the ordinary course to the shareholders of record as of the close of business on the date prior to the effectiveness of the amalgamation approximately two weeks after such record date. HSBC will cause a subsidiary to make available to the paying agent sufficient funds to pay the US$40 amalgamation consideration payable to all such shareholders. The paying agent will deliver your amalgamation consideration to you according to the procedure summarised below.

        Shareholders of record will not need, subject as mentioned below, to deliver their share certificates or complete any form as a condition to the payment of the amalgamation consideration; the paying agent will automatically and promptly pay to shareholders of record immediately prior to the effective time the amalgamation consideration to which they are entitled. This is subject to two limited exceptions, as follows:

        Holders of more than 5,000 Bank shares in certificated form:    As soon as practicable after the effective time of the amalgamation, the Bank will, or will cause the paying agent to, mail to shareholders of record whose holding of Bank shares immediately prior to the effective time exceeds 5,000 Bank shares in certificated form a letter of transmittal and instructions advising such shareholders of the effectiveness of amalgamation and the procedure for surrending to the paying agent their share certificates in exchange for the amalgamation consideration. Upon the surrender for cancellation to the paying agent of such share certificates, together with a letter of transmittal, executed and completed in accordance with its instructions, and any other items specified by the letter of transmittal, the paying agent will promptly pay to such shareholders the amalgamation consideration to which they are entitled.

        Possible third party rights:    If HSBC, Amalgamation Sub or the Bank is notified or otherwise becomes aware that any shareholder who holds 5,000 or fewer Bank shares may not be the legal owner of the relevant Bank shares or otherwise not duly and validly entitled to receive and accept the amalgamation consideration, the right is reserved to require (and to direct the paying agent to require), as a condition to the payment of the amalgamation consideration, the procedure set out above in relation to holders of more than 5,000 or more Bank shares to be followed.

        Each holder of Bank shares receiving amalgamation consideration will, by accepting the amalgamation consideration, be deemed to represent and warrant to HSBC, Amalgamation Sub and the Bank that it is the legal owner of the relevant Bank shares and duly and validly entitled to receive the amalgamation consideration.

        YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY.

        From and after the effective time of the amalgamation, all shares will be cancelled, our register of members will be closed, and we will not register any additional share transfers after that time. Payment of the amalgamation consideration will be made to shareholders of record at the holder's address on the register of members.

        No interest will be paid or accrued in respect of cash payments of amalgamation consideration. Payments of amalgamation consideration also will be reduced by any applicable withholding taxes.

        At and after the effective time of the amalgamation, you will cease to have any rights as a Bank shareholder, except for the right to receive payment of the amalgamation consideration or, if you exercise your appraisal rights, your right to receive payment for your shares pursuant to Bermuda law, and no transfer of shares will be made on the register of members of the amalgamated company.

        Promptly following the date which is six months after the effective time of the amalgamation, the paying agent will return to the amalgamated company all cash, certificates and other instruments in its possession that constitute any portion of the amalgamation consideration, and the paying agent's duties will terminate. Thereafter, remaining shareholders may surrender their certificates to the amalgamated company and—subject to applicable abandoned property, escheat or similar laws—receive the amalgamation consideration without interest. After six years, to the extent permitted by applicable law, any unclaimed amalgamation consideration shall become the property of the amalgamated company. None of the paying agent, the Bank or HSBC will be liable to shareholders for any amalgamation consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

FINANCING OF THE AMALGAMATION

        The cash consideration payable under the amalgamation agreement will be financed out of internal resources of the HSBC Group.

APPRAISAL RIGHTS

        Pursuant to the section 106 of Companies Act 1981 of Bermuda, holders of Bank shares are entitled to be paid the fair value of their shares. Any such holder who did not vote in favour of the amalgamation agreement and amalgamation (whether or not such holder attended or was represented at the special general meeting) and is not satisfied that he or she has been offered fair value for the Bank shares may apply to the Supreme Court of Bermuda within one month of the giving of the notice of the special general meeting to have the fair value of such holder's shares appraised by the Court. Within one month of the Court appraising such shares the Bank shall be entitled either to pay the dissenting shareholder an amount equal to the value of such holder's shares as appraised by the Court (less any amounts already paid to such holder if the amalgamation was effected prior to the appraisal) or to terminate the amalgamation (which can be done only in accordance with the terms of the transaction agreement). The Bank has determined that the fair value of each share of the Bank is $45. The amalgamation has been structured so that each shareholder will receive $45 per share (a special dividend of BD $5 per share and US $40 per share amalgamation consideration).

        The cost of an application to the Court to appraise such value are to be borne as determined in the discretion of the Court. The Companies Act 1981 of Bermuda provides that where the Court has appraised Bank shares, there shall be no appeal of such appraisal. If you are considering seeking an appraisal of your Bank shares, you may wish to consult an attorney.

REGULATORY APPROVALS

        Under the transaction agreement, HSBC and the Bank have agreed to cooperate with each other and use reasonable endeavours to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, to obtain as promptly as practical all permits, consents, approvals and authorisations of all third parties and governmental entities which are necessary or advisable to consummate the transaction.

        Notwithstanding the foregoing, HSBC is not obliged to agree to any conditions, restrictions or requirements which would, individually or in the aggregate, reduce the benefits of the amalgamation to such a degree that HSBC would not have entered into the transaction agreement if known at the time of that agreement, or which have or would reasonably be expected to have a material and adverse effect on the Bank and its subsidiaries taken as a whole or the amalgamated company and its subsidiaries taken as a whole following the effective time of the amalgamation. The Bank has no reason to believe that any required regulatory approvals will be subject to such burdensome conditions.

  Bermuda:

        The following regulatory approvals are required in Bermuda. Applications will be made to the Minister of Finance and the Bermuda Monetary Authority in the near future.

        The Companies Act 1981.    The Bank has been granted a licence under Section 114B of The Companies Act 1981. In order to satisfy a condition of this license the Bank adopted a bye-law that prevents a 40% shareholder controller (as defined in the Banks and Deposit Companies Act 1999) who is non-Bermudian from exercising the voting rights of those shares acquired which are in excess of 40% without the prior approval of the Minister of Finance. Accordingly, the prior approval of the Minister of Finance must be obtained for the acquisition by HSBC of 100% of the issued and outstanding shares of the Bank. Alternatively, a new or modified licence may be requested.

        The Banks and Deposit Companies Act 1999.    The Bank holds its banking licence pursuant to the Banks and Deposit Companies Act 1999. Under this Act, prior written notice is required to the Bermuda Monetary Authority if any person intends to become a principal shareholder controller of a licensed institution. The Bermuda Monetary Authority has three months from the date of service of the notice to either serve a notice of objection in accordance with the Act, or to notify the person in writing that there is no objection to his becoming a controller of the institution.

        Investment Business Act 1998.    The Bank and its subsidiaries Bermuda International Investment Management Limited and Bermuda International Securities Limited are licensed under the Investment Business Act 1998. It is a condition of each of these licences that the prior consent of the Bermuda Monetary Authority be sought to the issue or transfer of a controlling interest in the licensed entity.

        Trusts (Regulation of Trust Business) Act 2001.    The Bank and its subsidiaries Bermuda Trust Company Limited and Montreal Trust (Bermuda) Limited are licensed under the Trusts (Regulation of Trust Business) Act. Under this Act, prior written notice is required to the Bermuda Monetary Authority if any person intends to become a majority shareholder controller of a licensed undertaking. The Bermuda Monetary Authority has three months from the date of service of the notice to either serve a notice of objection in accordance with the Act, or to notify the person in writing that there is no objection to his becoming a majority shareholder controller of the licensed undertaking.

  Other Jurisdictions:

        Hong Kong:    Under the Securities and Futures Ordinance approval has to be obtained from the Securities and Futures Commission for HSBC to become a substantial shareholder of a licensed corporation. Bermuda Trust (Hong Kong) Limited and Bermuda Trust (Far East) Limited are currently deemed licensed corporations under the legislation and application will be made to the Securities and Futures Commission in the near future.

        Ireland:    Under the Investment Intermediaries Act 1995 any acquisition, direct or indirect, of any Investment Business Firm, such as Management International (Dublin) and Bermuda Trust (Dublin) Limited, must be approved in advance by the Irish Financial Services Regulatory Authority. A letter seeking approval will be sent to the Irish Financial Services Regulatory Authority in the near future.

        Within one month of the date of the proxy statement a merger filing must be made with the Competition Authority who have one month to decide whether or not to approve. It is expected that the filing will be made shortly after the posting of the proxy statement.

        United Kingdom:    Under Section 178 of the Financial Services and Markets Act, HSBC has to notify the UK Financial Authority of the transaction as it would result in HSBC acquiring "control" of Bermuda Advisers Limited, a UK authorised person under the Financial Services and Markets Act. An application will be filed shortly with the UK Financial Services Authority and it has a maximum period of 3 months from the date it receives the application to determine whether to approve the change of control or whether to impose such conditions as it considers appropriate.

        United States:    Under the New York Banking Law and Regulations of the New York State Banking Department approval from the Banking Board of the State of New York is required for HSBC simultaneously to become a bank holding company under the New York Banking Law and indirectly to acquire Bank of Bermuda (New York) Limited, a New York State-chartered limited purpose trust company. An application requesting approval was filed on 7th November 2003 and the New York State Banking Department has 120 days in which to give its approval following acceptance of the filing of a complete application.

        European Union:    Notification to the European Commission is not required to be made under the European Union's Merger Regulation.

        Other International Regulatory Matters:    In addition to the required applications in Bermuda, Hong Kong, Ireland, United Kingdom and United States, applications for indirect change of control of subsidiaries of the Bank in the British Virgin Islands, Cook Islands, Guernsey, Isle of Man, Jersey and Luxembourg are required. In all these jurisdictions, applications are being filed seeking the relevant approval.

THE TRANSACTION AND AMALGAMATION AGREEMENTS

        The following discussion of the material terms of the transaction and amalgamation agreements is qualified in its entirety by reference to the complete text of those agreements, which is attached to this proxy statement as Appendices A and B and are incorporated herein by reference. We urge you to read the agreements carefully in their entirety.

GENERAL

        If all conditions to the amalgamation set forth in the transaction agreement have been satisfied or, to the extent permitted thereunder, waived, Amalgamation Sub will be amalgamated with the Bank in accordance with Bermuda law. As a result of the amalgamation, HSBC will indirectly own all of the shares of the amalgamated company, which will be named The Bank of Bermuda Limited.

CONSIDERATION TO BE RECEIVED BY THE SHAREHOLDERS

        At the effective time of the amalgamation, each Bank share in issue (other than (i) certain shares held by HSBC or any subsidiary of HSBC, (ii) certain shares held in trust for use in Bank share option plans or purchase plans at or prior to the effective time of the amalgamation, other than shares actually used to satisfy obligations under those plans and (iii) shares held by shareholders who exercise their appraisal rights under Bermuda law) will be converted into the right to receive US $40 in cash, without interest. In addition, the Bank will declare a special dividend of BD $5 per issued Bank share to shareholders of record as of the close of business on the day prior to the date on which the amalgamation becomes effective. The special dividend will not be paid if the amalgamation does not occur.

SHARE OPTIONS

        Upon the consummation of the amalgamation, each outstanding option to purchase Bank shares under any employee or director share option plan will be converted into an option to acquire, on the same terms and conditions, ordinary shares of HSBC. The number of HSBC shares and exercise price of these converted options will change, because HSBC shares and Bank shares do not trade at the same price and because the exercise price will be reduced to reflect the special dividend which will not be received with respect to unexercised options. However, the intrinsic value of the option to acquire HSBC ordinary shares (the excess of the market price of HSBC shares (at the time of the amalgamation) over the exercise price, multiplied by the number of HSBC shares covered by such option) will be the same as the intrinsic value of the option to acquire Bank shares (the excess of $40 over the exercise price, as reduced, multiplied by the number of Bank shares covered by such option) at the time of the amalgamation. The Bank may, if it so determines, under the transaction agreement, accelerate the vesting of options so that employees may exercise their options prior to the amalgamation in order to receive the cash consideration (including the special dividend) rather than options to acquire HSBC shares in the amalgamation.

FACILITY TO PURCHASE HSBC SHARES

        The Bank will make available to shareholders who are Bermuda residents only (as will be defined by the Bank) a facility to use the amalgamation consideration (but not the special dividend) to purchase HSBC ordinary shares without paying any brokerage commission to the Bank. Details on this programme will be mailed in due course.

WITHHOLDING TAXES

        The paying agent who will pay out the amalgamation consideration is entitled to deduct and withhold from the amalgamation consideration those amounts it is required to deduct and withhold under applicable tax laws.

REPRESENTATIONS AND WARRANTIES

        We have made various customary representations and warranties in the transaction agreement to HSBC with respect to, among other things:

        —    proper organization, good standing and qualification to do business in various jurisdictions with respect to the Bank and our subsidiaries;

        —    capital structure of the Bank;

        —    power and authority of the Bank to enter into and perform its obligations under the transaction and amalgamation agreements and enforceability of such agreements against the Bank and the absence of conflict or violations with our governing documents, applicable laws and certain agreements as a result of the amalgamation;

        —    the unanimous approval of the transaction and amalgamation agreements by your board of directors and the determination by your board of directors to recommend approval of the amalgamation agreement and the amalgamation to the shareholders of the Bank;

        —    required consents and approvals of governmental entities;

        —    the making and accuracy of filings with the Bermuda Monetary Authorities, the Securities and Exchange Commission and other entities, including our financial statements;

        —    absence of certain events or facts since 31st December 2002 that have had or are reasonably to be expected to have, individually or in the aggregate, a material adverse effect on the Bank;

        —    legal proceedings;

        —    tax matters;

        —    employee benefit plans;

        —    compliance with law;

        —    employment, non-compete, change of control, termination and compensation agreements;

        —    agreements with regulatory agencies;

        —    derivative instruments;

        —    undisclosed liabilities;

        —    environmental matters;

        —    intellectual property;

        —    labour matters;

        —    accounting matters and internal controls;

        —    entitlements of directors;

        —    receipt of a fairness opinion from Merrill Lynch;

        —    the Bank's Rights Agreement being inapplicable to the transaction and amalgamation agreements;

        —    transactions with affiliates; and

        —    insurance.

        In addition, HSBC has made various customary representations and warranties in the transaction agreement to us with respect to, among other things:

        —    due organization and qualification to do business in various jurisdictions with respect to HSBC and Amalgamation Sub and the absence of conflict or violations with their respective governing documents, applicable laws and certain agreements as a result of the transaction and amalgamation;

        —    power and authority of HSBC and Amalgamation Sub to enter into and perform their respective obligations under the transaction and amalgamation agreements and enforceability of the transaction and amalgamation agreements against each of HSBC and Amalgamation Sub;

        —    required consents and approvals of governmental entities;

        —    adequacy of funds;

        —    litigation and regulatory actions; and

        —    absence of events or facts which have had or are reasonably likely to have a material effect on HSBC.

COVENANTS

        We agreed that we and each of our subsidiaries will, except as expressly set forth in the transaction agreement or consented to in writing by HSBC, carry on our respective businesses in the usual, regular and ordinary course consistent with past practices, use our reasonable endeavours to maintain and preserve intact our current business organizations, employees and advantageous business relationships and retain the services of our key officers and key employees, take no intentional action to adversely delay the receipt of regulatory approvals and use reasonable endeavours to obtain all necessary or appropriate third-party consents and approvals for the amalgamated company.

        We also agreed that, except as expressly set forth in the transaction agreement or consented to in writing by HSBC, until the earlier of the termination of the transaction agreement or the effective time of the amalgamation, we will not and will not permit any of our subsidiaries to:

        —    other than in the ordinary course of business consistent with past practice, (i) incur any indebtedness for borrowed money (other than deposits and similar liabilities, short-term indebtedness incurred to refinance existing short-term indebtedness, indebtedness of the Bank's subsidiaries to the Bank or any of its wholly owned subsidiaries and indebtedness under existing lines of credit), (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or (iii) make any loan or advance, or incur any capital expenditures, obligations or liabilities;

        —    other than the payment of ordinary course dividends on Bank shares at the usual times and in the usual amount which the Bank has adequate earnings to support and which, in any event, do not exceed $0.29 per Bank share (i) adjust, split, combine or reclassify any shares or other equity securities; (ii) make, declare or pay any dividend (except (A) the special dividend and (B) dividends paid in the ordinary course of business by any wholly-owned subsidiary of the Bank) or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares or other equity securities or any securities or obligations convertible into or exchangeable for any shares or other equity securities; (iii) issue any additional restricted Bank shares under the performance accelerated restricted share element in the Bank's executive share plan or grant any additional Bank share options or employee purchase rights or other equity-based awards or grant any Person any right to acquire any shares or other equity securities or any right the value of which is based on the value of shares or other equity securities, (iv) issue any additional shares or other equity securities, other than with respect to the exercise, conversion or settlement of Bank share options or employee purchase rights granted prior to the date hereof pursuant to the Bank share option plans or Bank share purchase plans or as contemplated by the transaction agreement; or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its shares or other equity securities;

        —    sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets, including, without limitation, shares of any subsidiaries of the Bank, to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the transaction agreement;

        —    except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, limited partnership or other entity other than a wholly owned subsidiary;

        —    terminate, amend, supplement or otherwise modify the Bank's rights agreement or take any action that would result in the redemption of the rights (as defined in the rights agreement);

        —    except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material lease, contract or agreement, or make any material change in any of its material leases, contracts or agreements, other than renewals of leases, contracts or agreements without material changes of terms;

        —    other than in the ordinary course of business consistent with past practice or as required by law or contracts in effect as of the date hereof, (i) increase in any manner the wages, salaries, compensation, pension or any other employee benefits (including any incentive or bonus payments or perquisites) of any current or former employees, consultants or directors of the Bank or any of its subsidiaries, (ii) vest, fund or pay, or accelerate the vesting, funding or payment of, any compensation benefits or allowance (except as required by the terms of any existing Bank benefit plans) to any such current or former employees, consultants or directors, (iii) become a party to, commit itself to, amend, extend or terminate any Bank benefit plan, including any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance, consulting, retention, change in control, termination, deferred compensation or incentive pay agreement with or for the benefit of any current or former employee, consultant or director, (iv) make any award or grant under any Bank benefit plan or otherwise (including, without limitation, the grant of any stock options, stock appreciation rights, restricted stock units or other awards), or (v) grant or increase any severance or termination rights or benefits (except to make payments required to be made under obligations existing on the date hereof in accordance with the terms of such obligations);

        —    settle any material claim, action or proceeding involving money damages or waive or release any material rights or claims, except in the ordinary course of business consistent with past practice;

        —    change its methods of accounting in effect at 31st December 2002, except as required by changes in GAAP or, in the case of its subsidiaries, other applicable generally accepted accounting principles, or change any of its methods of reporting material items of income and deductions for tax purposes from those employed in the preparation of the tax returns of the Bank for the taxable years ending 31st December 2002 and 2001, except as required by changes in law or regulation;

        —    adopt or implement any amendment to its certificate of incorporation, memorandum or articles of association, bye-laws or similar documents (or, in the case of the Bank, the 114B Licence) or any plan of amalgamation, consolidation, merger, or reorganization or scheme of arrangement;

        —    take any intentional action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the transaction agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the amalgamation not being satisfied or in a violation of any provision of the transaction agreement, except, in every case, as may be required by applicable law, regulation or safe and sound banking practices; or

        —    agree to, or make any commitment to, take any of the actions prohibited above.

SPECIAL GENERAL MEETING

        The transaction agreement provides that, as soon as reasonably practicable, we must give notice of, convene and hold the special general meeting and, subject to applicable law and our fiduciary duties as described below, recommend to you approval of the amalgamation agreement and the amalgamation. If the board of directors changes its recommendation related to the amalgamation agreement, but the transaction agreement has not been terminated, the Bank is still required under the transaction agreement to hold the special general meeting for shareholders to vote on the amalgamation agreement and the amalgamation.

NO SOLICITATION OF OTHER OFFERS

        The transaction agreement provides that neither the Bank nor any of our representatives will take any action:

        —    to solicit, initiate or encourage the making of acquisition proposals by third parties; or

        —    except as provided below, to participate in any discussions or negotiations with, or furnish any confidential information to, any person relating to any such acquisition proposal.

        If your board of directors receives an unsolicited written acquisition proposal from a third party, your board may, if it reasonably determines in good faith (after consultation with outside legal counsel) that a failure to do so would be inconsistent with its fiduciary duties, furnish information and access to the third party (pursuant to a confidentiality agreement on terms no less favourable to the Bank than those of the confidentiality agreement with HSBC) and participate in discussions or negotiations with the third party. We have agreed to keep HSBC informed of the status of any other proposals and negotiations.

        Prior to the approval and adoption of the amalgamation agreement by our shareholders, your board of directors may, if your board of directors determines in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties, withdraw or modify its recommendation of the amalgamation and the amalgamation agreement, subject to certain conditions, including the payment of a termination fee of $30 million to HSBC.

ACCESS TO INFORMATION

        Subject to the terms of a confidentiality agreement with HSBC, we will afford to HSBC and its representatives, access to our properties, books, contracts, commitments and furnish HSBC with all information concerning the business it reasonably requests. However, the Bank and its subsidiaries are not required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of their respective customers, violate Bank policy with respect to client confidentiality, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, or binding agreement, but the Bank will disclose the nature of all such withheld information.

REASONABLE ENDEAVOURS

        Each party to the transaction agreement will use reasonable endeavours to take, or cause to be taken, all actions necessary, proper or advisable to consummate the transactions contemplated by the transaction agreement and obtain all required consents, authorisations, orders and approvals.

INDEMNIFICATION AND INSURANCE

        The transaction agreement provides that the amalgamated company will maintain in effect the current directors' and officers' liability insurance, or substantially similar insurance, covering those persons who are currently covered on the date of the amalgamation agreement by our directors' and officers' liability insurance policy for a period of at least six years—provided that the amalgamated company is not required to pay an aggregate amount for any such policy in excess of 200% of the current annual premium. The transaction agreement also provides that HSBC will cause the amalgamated company to indemnify and hold harmless, and advance expenses to, any former or current officer or director of the Bank against any losses in connection with any threatened or actual action, suit or proceedings, based in whole or in part on, or arising in whole or in part out of, the fact that the person is or was an officer or director of the Bank to the fullest extent such indemnification and advancement of expenses would have been permitted under either Bermuda law or under English law if the amalgamated company were an English company.

EMPLOYEE BENEFITS

        In the transaction agreement, HSBC agreed, from and after the effective time, to recognise prior service which would be recognised under the Bank benefit plans prior to the amalgamation of each Bank employee that continues to be employed by the amalgamated company following the effective time as service under the employee benefit plans of HSBC or its subsidiaries for purposes of eligibility, vesting and level of benefits (but not for purposes of benefit accruals) in which such Bank employee is eligible to participate following the effective time. HSBC also agreed to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any applicable group health plans of HSBC or its subsidiaries to be waived with respect to applicable Bank employees to the extent that such Bank employees were covered or would have been covered under the group health plans of the Bank immediately prior to the effective time and (ii) give each Bank employee credit, for the plan year in which such Bank employee commences participation in the plans of HSBC or its subsidiaries, towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the commencement of participation. HSBC also agreed to maintain employee benefit plans, programs, policies and arrangements (excluding equity-based plans and similar arrangements) for Bank employees (other than employees who are transferred to HSBC) following the effective time which provide benefits that continue to maintain the Bank's market position vis a vis benefits in Bermuda and which are not, in the aggregate, inconsistent with the Bank's prior general approach to employee benefits. HSBC further agreed to continue in place the Bank's past practices with respect to retired employee medical benefits.

BOARD OF DIRECTORS OF THE AMALGAMATED COMPANY

        The transaction agreement provides, subject to HSBC's right to make changes, HSBC shall nominate up to two additional directors to join the Bank's existing board as the board of directors of the amalgamated company.

COMMITMENTS TO BERMUDA

        HSBC confirmed in the transaction agreement its statements made to the board of directors of the Bank that it: (a) will cause the amalgamated company to continue to use for at least five years following the effective time the name "The Bank of Bermuda Limited" in Bermuda, used as appropriate with HSBC's logo; (b) concurs with the continued support, at current levels, by the amalgamated company of the Bank of Bermuda Foundation and the Bank's local sponsorship of events; and (c) will, promptly following the effective time, apply for a secondary listing on the Bermuda Stock Exchange for HSBC ordinary shares.

CONDITIONS TO THE AMALGAMATION

        Each party's obligations to consummate the amalgamation are subject to a number of conditions, including the following:

        —    the requisite approval of the amalgamation agreement and the amalgamation by the holders of record of the Bank shares on 24th November 2003;

        —    receipt of requisite approvals from the Bermuda Minister of Finance, the Bermuda Monetary Authority and all other governmental entities and regulatory agencies so that HSBC shall be entitled to own, and have full power and authority to exercise all voting and other rights with respect to, the amalgamated company;

        —    the absence of any order, injunction or decree or other legal constraint or prohibition preventing the consummation of the amalgamation; and

        —    the other party's representations and warranties being true and correct and such other party having complied with its obligations under the transaction agreement.

        In addition, HSBC's obligation to consummate the amalgamation also depends upon satisfaction or waiver of the following additional conditions, among others:

        —    receipt of all non-regulatory third-party approvals necessary for the business of the amalgamated company;

        —    no governmental entity shall have commenced any litigation or taken any other actions seeking to restrain, prevent or unwind the amalgamation or impose material sanctions or penalties or seeking to prevent HSBC from having full authority to control the amalgamated company; and

        —    no governmental or regulatory approval shall have imposed any burdensome condition that, in the reasonable judgment of HSBC's board, would (a) reduce the benefits of the amalgamation to such a degree that HSBC would not, had it known of such condition, entered into the transaction agreement or (b) have, or reasonably be expected to have, a material adverse effect on the amalgamated company. Specific instances of such conditions include the inability to integrate the Bank's non-Bermuda operations with those of HSBC, the inability to achieve headcount reductions of up to 250 in Bermuda over a three-year period (which the Bank believes can be achieved largely by attrition) and the inability to exercise a parent corporation's normal ownership and control over the operations and management of the amalgamated company.

        If the law permits, either HSBC or the Bank may waive a condition to our respective obligations to complete the amalgamation even though that condition has not been satisfied.

TERMINATION OF THE TRANSACTION AGREEMENT

        The transaction agreement may be terminated at any time prior to the effective time (in which case the amalgamation will not be completed) for the following:

        —    by mutual written agreement of HSBC and the Bank;

        —    by either party if the amalgamation is not completed on or prior to April 30, 2004;

        —    by either party if any governmental authority issues a final, non-appealable order prohibiting the amalgamation;

        —    by either party if the amalgamation agreement and amalgamation is not approved by the shareholders at the special general meeting (including any adjournment or postponement);

        —    by either party if there has been a material breach of any representation, warranty, covenant or agreement of the other party set forth in the transaction agreement which breach (other than of the no-solicitation provision) has not been cured within 30 days;

        —    by HSBC if your board of directors withdraws or changes its recommendation of the transaction agreement in a manner adverse to HSBC or determines to negotiate with a third party with respect to an acquisition proposal for the Bank; or

        —    by HSBC if the type of burdensome conditions described above under the heading "CONDITIONS TO THE AMALGAMATION" have been imposed by a governmental or regulatory entity.

TERMINATION FEES; EXPENSES

        We have agreed to pay HSBC a fee of $30 million if the transaction agreement is terminated by HSBC, or in certain circumstances by us, in the event that:

        —    the deadline of April 30, 2004 shall have occurred without the special general meeting occurring, and at such time there shall be an acquisition proposed by a third party and an acquisition of the Bank is either consummated, or agreed to, within 12 months thereafter;

        —    the shareholders fail to approve the amalgamation agreement and amalgamation at the special general meeting at a time when an acquisition proposal has been made by a third party, and an acquisition of the Bank is either consummated, or agreed to, within 12 months thereafter;

        —    the Bank willfully and materially breaches its obligations (which obligations are subject where noted to the Board's overriding fiduciary duties) to recommend the amalgamation, call the special general meeting and not solicit, initiate or encourage acquisition proposals or negotiate with third parties;

        —    the Bank willfully breaches other covenants in the transaction agreement at a time at which an acquisition proposal is pending and an acquisition of the Bank is either consummated, or agreed to, within 12 months thereafter; or

        —    as permitted by the transaction agreement, in accordance with its fiduciary duties the Board of the Bank either (i) withdraws or modifies in a material manner adverse to HSBC its favourable recommendation of the amalgamation or (ii) determines to negotiate with a third party with respect to the acquisition of the Bank if an acquisition of the Bank is consummated, or agreed to, within 12 months thereafter.

        The $30 million fee is only likely to become applicable in an instance where another offer is being made for the Bank or if the Bank breaches its agreements. The $30 million fee will not be payable if the shareholders do not approve the amalgamation, unless the other events specified above have occurred. While the effect of the termination fee provisions is to make it more expensive for another person to acquire control of the Bank, the Board does not believe this would significantly inhibit an interested potential acquirer from making an offer to acquire the Bank.

        Except as described above, whether or not the amalgamation is completed, each of us will pay our own fees and expenses.

AMENDMENT TO THE TRANSACTION AGREEMENT

        The transaction agreement may be amended by the parties to the transaction agreement at any time before or after the approval by our shareholders of the amalgamation, but after any approval by our shareholders of the amalgamation, no amendment may be made which by law requires the further approval of shareholders without obtaining this further approval.

OTHER MATTERS

FORWARD-LOOKING STATEMENTS

        Certain of the statements contained in this proxy statement that are not historical facts, are statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "strives," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties and are not guarantees of future performance or results. You should not rely on any forward looking statements in this proxy statement. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

        —    changes in securities market valuations;

        —    changes in foreign exchange rates;

        —    fluctuations in interest rates;

        —    inflation;

        —    volatility and volume of securities transactions in emerging markets;

        —    volatility of currency markets;

        —    changes in savings rates or investment behaviour;

        —    changing pension requirements in target markets, including the Mandatory Provident Funds in Hong Kong;

        —    government regulations, including banking regulations;

        —    local economic conditions; and

        —    competition in the geographic and business areas in which we conduct our operations.

        The forward-looking statements are made as of the date of this proxy statement, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

AVAILABLE INFORMATION

        We are subject to the information reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith we file reports, statements and other information with the United States Securities and Exchange Commission. Such reports, statements and other information can be inspected and copies made at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of such material may also be accessed through the Securities and Exchange Commission's web site at www.sec.gov. Our shares are listed on NASDAQ under the symbol "BBDA" and on the Bermuda Stock Exchange under the symbol "BOB". In addition, you may find these reports, statements and other information at www.bankofbermuda.com under "Investor Relations."

*    *    *

        You should rely only on the information contained in this proxy statement to vote your shares at the special general meeting. We have not authorised anyone to provide you with any information or to make any representations other than those contained, or incorporated by reference, in this proxy statement, and if given or made, such information or representations must not be relied upon as having been authorised by us or any other person. The Bank has supplied all information contained in this proxy statement relating to the Bank and its affiliates, and HSBC has supplied all information contained in this proxy statement relating to HSBC, Amalgamation Sub and their affiliates.

        You should not assume that the information contained in this proxy statement is accurate as of any date other than that date set forth below and the mailing of this proxy statement to shareholders does not create any implication to the contrary.

        This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to who, it is unlawful to make such proxy solicitation in such jurisdiction.

Judith P. Doidge Corporate Secretary
2nd December 2003

APPENDIX A

TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION

by and among

HSBC HOLDINGS PLC,

THE BANK OF BERMUDA LIMITED

and

SOMERS INVESTMENT COMPANY LIMITED

Dated as of October 27, 2003

TABLE OF CONTENTS

TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT
4.1	Corporate Organization	A-22
4.2	Authority; No Violation	A-22
4.3	Consents and Approvals	A-23
4.4	Financing	A-23
4.5	Litigation; Regulatory Action	A-23
4.6	Absence of Certain Changes or Events	A-23
Article V COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1	Conduct of Business Prior to the Effective Time	A-23
5.2	Forbearances of the Company	A-24
5.3	Covenants of Parent	A-25
Article VI ADDITIONAL AGREEMENTS
6.1	Shareholder Materials	A-26
6.2	Regulatory Matters	A-27
6.3	Access to Information	A-27
6.4	Board Recommendation	A-28
6.5	Other Offers	A-28
6.6	Shareholder Approval	A-29
6.7	Reasonable Endeavours	A-29
6.8	Indemnification; Directors' and Officers' Insurance	A-29
6.9	Further Assurances	A-30
6.10	Advice of Changes	A-30
6.11	Employee Benefits	A-31
6.12	Board of Directors of Amalgamated Company	A-31
6.13	Bermuda	A-31
6.14	DRIP	A-32
Article VII CONDITIONS PRECEDENT
7.1	Conditions to Each Party's Obligation To Effect the Amalgamation	A-32
7.2	Conditions to Obligations of Parent and Amalgamation Sub	A-32
7.3	Conditions to Obligations of the Company	A-33
Article VIII TERMINATION AND AMENDMENT
8.1	Termination	A-33
8.2	Effect of Termination	A-34
8.3	Fees and Expenses	A-34
8.4	Amendment	A-36
8.5	Extension; Waiver	A-36

Article IX GENERAL PROVISIONS
9.1	Nonsurvival of Representations, Warranties and Agreements	A-36
9.2	Notices	A-36
9.3	Interpretation	A-37
9.4	Counterparts	A-38
9.5	Entire Agreement	A-38
9.6	Governing Law	A-38
9.7	Severability	A-38
9.8	Publicity	A-38
9.9	Assignment; Third Party Beneficiaries	A-38
9.10	Actions Against Governmental Entities	A-39
9.11	Definitions and Usage	A-39

APPENDIX A

         TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION

        TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION, dated as of October 27, 2003 (this "Agreement"), by and among HSBC Holdings plc, a public limited company incorporated in England and Wales ("Parent"), The Bank of Bermuda Limited, a body corporate incorporated under the laws of Bermuda (the "Company") and Somers Investment Company Limited, a body corporate incorporated under the laws of Bermuda ("Amalgamation Sub").

        WHEREAS, Amalgamation Sub is a direct, wholly-owned Subsidiary (as defined in Section 9.11(a)) of HSBC Asia Holdings B.V., a company organized under the laws of the Netherlands ("Intermediate Holding Sub"), and Intermediate Holding Sub is an indirect, wholly-owned Subsidiary of Parent;

        WHEREAS, it is proposed that the Company and Amalgamation Sub amalgamate (the "Amalgamation") and continue as one company (the "Amalgamated Company") upon the terms and subject to the conditions of this Agreement and an amalgamation agreement, substantially in the form attached hereto as Exhibit 1 (the "Amalgamation Agreement"), and in accordance with the Companies Act 1981 of Bermuda (the "Companies Act");

        WHEREAS, the boards of directors of Parent, Intermediate Holding Sub, Amalgamation Sub and the Company have each approved the Amalgamation upon the terms and subject to the conditions set forth herein and in the Amalgamation Agreement;

        WHEREAS, the parties contemplate that the Company will declare a special dividend (the "Special Dividend") of BD$5.00 per outstanding common share of the Company, par value BD$1.00 per share ("Company Shares") to shareholders of record as of the close of business on the day prior to the Effective Time (as defined in Section 1.3) and payable by the Amalgamated Company 10 business days thereafter;

        WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Amalgamation and the other transactions contemplated hereby;

        NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE AMALGAMATION

        1.1    The Amalgamation.    Upon the terms and subject to the conditions set forth in this Agreement and in the Amalgamation Agreement, and in accordance with applicable provisions of the Companies Act, at the Effective Time, Amalgamation Sub and the Company shall amalgamate and the Company and Amalgamation Sub shall continue as one company as a result of the Amalgamation.

        1.2    Closing Date.    The closing of the transactions provided for in this Agreement (the "Closing") shall be held at the Company's headquarters in Hamilton, Bermuda, at 10:00 A.M., local time, on the third business day after the satisfaction or waiver (subject to applicable law) of the latest to be satisfied or waived of the conditions (other than the delivery of certificates pursuant to Sections 7.2 and 7.3) set forth in Sections 7.1, 7.2 and 7.3 or at such other place and on such other date as shall be agreed to by the parties hereto. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

        1.3    Effective Time.    As promptly as practicable following Closing on the Closing Date, the parties hereto shall cause the Amalgamation to be consummated by filing the memorandum of association of the Amalgamated Company and all other required documents with the Bermuda Registrar of

Companies, in accordance with Section 108 of the Companies Act. The term "Effective Time" means the date and time that the Amalgamation shall be effective pursuant to the Companies Act.

        1.4    Deliveries at Closing.    Subject to the provisions of Article VII, on the Closing Date there shall be delivered to Parent and the Company the officers' certificates required pursuant to Sections 7.2 and 7.3.

        1.5    Effect of the Amalgamation.    At the Effective Time, the effect of the Amalgamation shall be as provided in the applicable provisions of the Companies Act.

        1.6    Consideration.    Pursuant to the terms of this Agreement and the Amalgamation Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of Amalgamation Sub, the Company or the holders of Company Shares, and subject to applicable Bermuda law:

          (a)   Except as specified in Section 1.6(b) and 1.6(c) below, each Company Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive in cash U.S.$40.00 per Company Share (without interest, subject to applicable withholding for taxes, levies, imposts or other governmental charges) (the "Amalgamation Consideration"). At the Effective Time all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Amalgamation Consideration as provided herein. Nothing in this section shall affect the right of any holder of Company Shares as of the record date for the Special Dividend to receive the Special Dividend.

          (b)   Each Company Share (if any) (i) owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent (other than Company Shares held for the account or benefit of any customer, client or other Person (as defined in Section 9.11(a))) or (ii) held in trust for use in Company Share Option Plans (as defined in Section 1.8(a)) or Company Share Purchase Plans (as defined in Section 1.8(c)) (other than Company Shares actually used to satisfy the Company's obligations to deliver Company Shares under such plans at or prior to the Effective Time including the delivery of Company Shares previously purchased pursuant to Company Share Purchase Plans) shall not be converted into the right to receive the Amalgamation Consideration and shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

          (c)   Each Company Share held by a dissenting shareholder for the purposes of Section 106 of the Companies Act (a "Dissenting Shareholder") shall not be converted into the right to receive the Amalgamation Consideration, and shall be cancelled and converted into a right to receive payment of fair value pursuant to and subject to Section 106 of the Companies Act; provided that if a Dissenting Shareholder withdraws such claim, such holder's right to receive payment of fair value shall be deemed to have been converted as of the Effective Time into a right to receive the Amalgamation Consideration in accordance with Section 1.6(a). The Company shall give Parent (a) prompt notice of the existence of any Dissenting Shareholders, attempted withdrawals of applications to the Supreme Court of Bermuda for appraisal of the fair value of the shares and any other instruments served pursuant to the Companies Act and received by the Company relating to any Dissenting Shareholder's rights to be paid the fair value of such Dissenting Shareholder's Company Shares, as provided in Section 106 of the Companies Act; and (b) the opportunity to direct any and all negotiations and proceedings with respect to demands for appraisal under the Companies Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Shares, offer to settle or settle any demands or approve any withdrawal of any such demands.

          (d)   The common shares of Amalgamation Sub issued and outstanding immediately prior to the Effective Time shall be converted into validly issued, fully paid and non-assessable common shares of the Amalgamated Company equal to the number of Company Shares issued and outstanding immediately prior to the Effective Time.

        1.7    Exchange of Certificates; Payment of Consideration

          (a)   Parent will cause Intermediate Holding Sub, from time to time after the Effective Time, to make available to a bank or trust company agreed by Parent and the Company (the "Paying Agent") sufficient funds to make the payments due pursuant to Section 1.6(a) on a timely basis to holders of Company Shares that are converted into the right to receive the Amalgamation Consideration (such amounts being hereinafter referred to as the "Payment Fund"). Parent will cause Intermediate Holding Sub to cause the Paying Agent, pursuant to irrevocable instructions, to make the payments provided for in the preceding sentence out of the Payment Fund. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement. Parent will cause Intermediate Holding Sub to cause the Paying Agent to have available an office in Hamilton, Bermuda (which may be at the Company's main office) to facilitate payment of the Amalgamation Consideration in Bermuda.

          (b)   Parent acknowledges that the Company may cause the Paying Agent to mail, no later than 10 days prior to the Effective Time, to Bermuda resident holders of record of Company Shares immediately prior to such mailing a form (a "Brokerage Notice"), permitting the holder to deliver a notice of such holder's request (a "Request") to have the Paying Agent, in the event the Amalgamation is consummated, deliver to Le Masurier, James & Chinn (or, if Le Masurier, James & Chinn is unavailable or unwilling to serve as broker, a broker selected by the Company and reasonably acceptable to Parent) the Amalgamation Consideration to which they will have become entitled so that such holder may, in such holder's sole discretion, subsequently use any or all of such funds to purchase ordinary shares in the capital of Parent for a period of 30 days following the Closing, without the payment of any brokerage fees by such holder. Such mailing may, if agreed by Parent and the Company, accompany the Shareholder Materials (as defined in Section 6.1(a)). The Brokerage Notice shall be on terms reasonably satisfactory to Parent and shall require such procedures as are necessary in order for such payment to be deposited and such purchase to be made, including, without limitation, the surrender of Certificates (as defined in Section 1.7(c)) (or other procedures for book stock) and certification that such holder is a Bermuda resident.

          (c)   Promptly following the Effective Time, Parent shall cause Intermediate Holding Sub to cause the Paying Agent to mail to each record holder of Company Shares immediately prior to the Effective Time (other than such holders who already made a valid Request pursuant to Section 1.7(b) above) a letter of transmittal (the "Letter of Transmittal") which sets forth the procedures by which holders of share certificates, which prior to the Effective Time represented Company Shares (the "Certificates"), and the holders of book shares, which are uncertificated, may receive the Amalgamation Consideration. Upon a holder complying with such procedures (but in no event prior to the Effective Time), the Paying Agent will deliver to such holders cash in an amount (without interest, subject to applicable withholding for taxes, levies, imposts or other governmental charges) equal to the number of Company Shares owned by such person immediately prior to the Effective Time multiplied by the Amalgamation Consideration. All such Certificates shall forthwith be cancelled and book accounts shall be cancelled. If payment is to be made to a Person other than the Person in whose name the Certificate surrendered or book account is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that all documentation for a book account transfer is received and that the Person requesting such payment pay any transfer or similar taxes required by reason of the payment to a Person other than the registered holder or establish to the satisfaction of the Amalgamated Company that such tax has been paid or is not applicable. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 1.7(c), each Certificate and each book account shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Amalgamation Consideration in cash multiplied by the number of Company Shares evidenced by such Certificate or book account, without any interest thereon.

          (d)   If any Certificate shall have been lost, stolen or destroyed, upon the making on an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Amalgamated Company, the posting by such Person of a bond in such reasonable amount as the Amalgamated Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Amalgamation Consideration with respect to the Company Shares formerly represented thereby.

          (e)   Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the former shareholders of the Company for six months after the Effective Time shall be paid to the Amalgamated Company. Any former shareholders of the Company who have not complied with Section 1.7(c) prior to the end of such six-month period shall thereafter look only to the Amalgamated Company (subject to abandoned property, escheat or other similar laws) for payment of their claim for the Amalgamation Consideration, without any interest thereon. Neither Parent, Intermediate Holding Sub nor the Amalgamated Company shall be liable to any holder of Company Shares for any monies delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates (or book shares) shall not have been surrendered prior to six years after the Effective Time (or such earlier date as shall be immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law), unclaimed funds payable with respect to such Certificates (or book shares) shall, to the extent permitted by applicable law, become the property of the Amalgamated Company, free and clear of all claims or interest of any Person previously entitled thereto.

        1.8    Share Options; Equity Plans.

          (a)    Company Share Option Plans.    As soon as practicable following the date of this Agreement, Parent and the Company (or, if appropriate, the board of directors of the Company or Parent or any committee of the board of directors of the Company administering the Company's Executive Share Option Plan, Share Option Plan 2000, and 1999 Director Share Option Plan, each as amended (collectively, the "Company Share Option Plans")) shall take such action as may be required or desirable (including obtaining all applicable consents) to effect the following provisions of this Section 1.8(a). The board of directors of the Company or the applicable committee may exercise its powers under the Company Share Option Plans to accelerate, as of a date prior to the Effective Time as agreed by the Company and Parent, exerciseability of all outstanding Company Share Options. Effective as of the Effective Time, each then outstanding option to acquire Company Shares (each, a "Company Share Option") granted pursuant to the Company Share Option Plans or otherwise granted by the Company to any current or former employee or director of, or consultant to, the Company or any of its Subsidiaries (each, an "Option Holder") shall be assumed by Parent and shall be converted into an option (an "Assumed Share Option") to purchase a number of Parent ordinary shares (rounded to the nearest whole share) (so that there is no continuing right to acquire Company Shares) equal to the product of (i) the number of Company Shares subject to such Company Share Option immediately prior to the Effective Time and (ii) the Option Exchange Ratio (as defined in Section 9.11(a)); and the per share exercise price for Parent ordinary shares transferable upon exercise of such Assumed Share Option (rounded to the nearest whole cent) shall be equal to (A) the excess of (i) the exercise price per Company Share at which such Company Share Option was exercisable immediately prior to the Effective Time over (ii) the Special Dividend divided by (B) the Option Exchange Ratio; provided, however, that in the case of any Company Share Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. The Assumed Share Option shall be exercisable immediately and shall otherwise in all material respects be subject to the same terms as were applicable to the corresponding Company Share Option immediately prior to the Effective Time. The Company shall use reasonable endeavours to obtain prior to the Effective Time the consent of all Option Holders to the foregoing treatment of the options.

          (b)   As soon as practicable after the Effective Time, Parent shall deliver to the Option Holders appropriate notices setting forth the number of Parent ordinary shares subject to such Assumed Share Options held by each such Option Holder and the exercise price under each such Assumed Share Option, each as adjusted pursuant to Section 1.8(a) hereof, and stating that such Assumed Share Options shall be subject to the original conditions (and no other conditions) applicable to the corresponding Company Share Options as in effect immediately prior to the Effective Time (subject to the adjustments required and changes permitted by Section 1.8(a)).

          (c)    Company Share Purchase Plans.    The Company shall take such action as is necessary to (i) cause the acquisition (prior to the record date for the Special Dividend) by participants of all Company Shares to which they are entitled under either the Company's Third Employee Share Purchase Plan (the "Third Plan") or the Company's Executive Share Plan (together with the Third Plan, the "Company Share Purchase Plans"), subject always to the right of a participant under rule 13 of the Third Plan to receive a cash refund equal to the amount of the installments deducted from such participant's salary for the purposes of the Third Plan for the current Plan Year (as defined therein), together with any accumulated interest thereon; and (ii) provide that no further purchase period shall commence under the Third Plan following such date; provided, however, that such cessation of further purchases shall be of no further force and effect if this Agreement is terminated without the consummation of the Amalgamation. Immediately prior to and effective as of the Effective Time and subject to the consummation of the Amalgamation, the Company shall terminate the Company Share Purchase Plans.

          (d)    Securities Registration.    If required, Parent shall, promptly following the Effective Time, use reasonable endeavours to prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the issuance of the Parent ordinary shares subject to the Assumed Share Options.

          (e)    Necessary Actions; Transfer of Authorities.    Prior to the Effective Time, the Company shall take all necessary or appropriate action (including amending any of the Company Share Option Plans or the Company Share Purchase Plans and related award agreements or making adjustments as permitted thereby) to effectuate all necessary or appropriate transactions contemplated or required in this Section 1.8 and the assignment to Parent of the authorities and responsibilities of the board of directors of the Company or any committee thereof with respect to the Company Share Option Plans and the Company Share Purchase Plans.

ARTICLE II

DISCLOSURE; STANDARDS

        2.1    Disclosure Schedules.    Prior to the execution and delivery of this Agreement, the Company has delivered to Parent, and Parent has delivered to the Company, a schedule (in the case of the Company, the "Company Disclosure Schedule" and, in the case of Parent, the "Parent Disclosure Schedule") setting forth, among other things, in each case with respect to specified sections of this Agreement, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article III, in the case of the Company, or Article IV, in the case of Parent, or to one or more of such party's covenants contained in Article V or as contemplated by Article VI; provided, however, that notwithstanding anything in this Agreement to the contrary, except as set forth in the last sentence of Section 3.9(a), (i) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 2.2, and (ii) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect (as defined in Section 9.11(a)) with respect to the Company or Parent, as the case may be.

        2.2    Standard.    No representation of the Company contained in Article III (other than Section 3.2 and Section 3.8(a)) or of Parent contained in Article IV (other than Section 4.6) shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of the Company, or Article IV, in the case of Parent, has had or would be reasonably likely to have a Material Adverse Effect with respect to the Company or Parent, respectively.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to each of Parent and Amalgamation Sub as follows:

        3.1    Corporate Organization.    (a) The Company is a body corporate incorporated, organized, validly existing and in good standing under the laws of Bermuda. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licenced or qualified to do business and in good standing (to the extent the concepts of "qualification to do business" and "good standing" exist) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Company has a licence, pursuant to Section 114B of the Companies Act, to carry on business in Bermuda as a local company (the "114B Licence"), a true and correct copy of which has been delivered by the Company to Parent prior to the date hereof. The 114B Licence is in full force and effect, and the Company is in compliance with all of the conditions set forth in the schedule thereto. True and complete copies of The Bank of Bermuda Act 1890, as amended (the "Memorandum of Association"), the bye-laws of the Company (the "Company Bye-laws") and the 114B Licence, as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

        (b)   The Company has Previously Disclosed to Parent a complete and correct list of all of the Company's Subsidiaries. All of the outstanding shares or other securities evidencing ownership of the Company's Subsidiaries are validly issued, fully paid (except as Previously Disclosed) and (except as otherwise required by law) non-assessable and such shares or other securities are owned by the Company or its wholly owned Subsidiaries (except as Previously Disclosed) free and clear of any Lien (as defined in Section 9.11(a)) with respect thereto and there are no other equity securities of any such Subsidiary or any options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares or other equity securities of such Subsidiary, or contracts, commitments, understandings or arrangements by which such Subsidiary may become bound to issue additional shares or other equity securities, or options, warrants, scrip or rights to purchase, acquire or subscribe to, or calls on or commitments for any shares or other equity securities. Each of the Company's Subsidiaries (i) is a duly organized and validly existing corporation, partnership, limited liability company or other legal entity under the laws of its jurisdiction of organization, (ii) is duly licenced or qualified to do business and in good standing (to the extent the concepts of "qualification to do business" and "good standing" exist) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, and (iii) has all requisite corporate, partnership or other power and authority to own or lease the properties owned or leased by it and its assets and to carry on its business as now conducted. The Company has provided or made available to Parent a true and complete copy of all partnership, joint venture, investment or similar agreements to which the Company or any of its Subsidiaries is a party. Except as Previously Disclosed, the Company does not have outstanding any capital commitments with respect to the principal, joint venture and similar investments of the Company or any of its Subsidiaries which exceeds $250,000 individually. The Company has Previously Disclosed a true and complete list of all outstanding capital commitments with respect to the principal, joint venture and similar investments of the Company and any of its Subsidiaries.

        (c)   The Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any shares or other equity securities or similar interest in any Person, or any interest in a partnership or joint venture of any kind other than its Subsidiaries and those joint ventures and investments Previously Disclosed.

        (d)   The minute books of the Company and of each of its Subsidiaries accurately reflect in all material respects all material corporate actions taken by their shareholders and boards of directors (including committees of their boards of directors) since January 1, 2000.

        3.2    Capitalization.    The authorised share capital of the Company consists solely of 140 million (140,000,000) Company Shares, of which no more than 28,955,759 shares were outstanding as of October 24, 2003 of which 203,355 shares, which are reflected in the Company's Statement of Changes in Shareholders' Equity as shares held by affiliates, are shares held in trust for issuance under the Company Share Option Plans or the Company Share Purchase Plans. As of the date hereof, no Company Shares were held in the Company's treasury and no Company Shares were beneficially held by any of the Company's Subsidiaries. No Company Shares are reserved for issuance, except for 100,000,000 Company Shares reserved for issuance pursuant to the Rights Agreement, as defined in Section 3.24. All of the issued and outstanding Company Shares have been duly authorised and validly issued and are fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as provided below and except as pursuant to the Company's Dividend Reinvestment Plan (the "DRIP"), the Company does not have and is not bound by any outstanding subscriptions, options, restricted shares, warrants, calls, stock appreciation rights, commitments or agreements of any character calling for the acquisition or issuance of any Company Shares or any other equity securities of the Company or any securities representing the right to acquire or otherwise receive any Company Shares or requiring any payment relating to the value or market price of Company Shares. The Company has Previously Disclosed (i) a list, as of October 24, 2003, of the Option Holders, the number of Company Share Options held by each such Option Holder, the Company Share Option Plan pursuant to which each such Company Share Option was granted and the price at which each such Company Share Option may be exercised under the applicable Company Share Option Plan, (ii) a list, as of October 24, 2003, of the holders under PARS (as defined in Section 9.11(a)) and the number of restricted Company Shares held by each such holder under PARS, (iii) a list, as of October 24, 2003, of Persons with Company Shares held in a trust under the Executive Share Plan (other than in connection with PARS) and the number of such shares corresponding to each such Person, and (iv) the number, as of October 24, 2003, of Company Shares underlying the outstanding Employee Purchase Rights under the Third Plan. Since October 24, 2003, the Company has not (i) issued any shares or other equity securities or any securities convertible into or exercisable for any shares or other equity securities, other than Company Shares issued upon the exercise, settlement or conversion of Company Share Options outstanding as of October 24, 2003, as described in the immediately preceding sentence, or as contemplated by Section 6.14 or (ii) taken (other than as expressly contemplated by this Agreement) any actions which would cause an antidilution adjustment under any outstanding Company Share Options of the Company. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or to register for sale, any shares or other equity securities of the Company or any of its Subsidiaries. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to vote or to dispose of any shares or other equity securities of any of its Subsidiaries.

        3.3    Authority; No Violation.    (a) The Company has full corporate power and authority to execute and deliver this Agreement and the Amalgamation Agreement and to consummate the transactions contemplated hereby and thereby (subject, in the case of the Amalgamation and the Amalgamation Agreement, to the Company Shareholder Approval (as defined in Section 6.6)). The execution and delivery of this Agreement and the Amalgamation Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by all necessary corporate action, and no other corporate proceedings on the part of the Company or its board of directors or shareholders are necessary to authorize this Agreement or the Amalgamation Agreement or to consummate the transactions contemplated hereby and thereby (other than, with respect to the Amalgamation and the Amalgamation Agreement, the Company Shareholder Approval). This Agreement has been and the Amalgamation Agreement will be duly and validly executed and delivered by the Company and (assuming due authorisation, execution and delivery by Parent and Amalgamation Sub) constitute and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

        (b)   The board of directors of the Company, as of the date hereof, has unanimously (i) approved the Amalgamation, this Agreement, the Amalgamation Agreement and the Special Dividend (although such dividend has not yet been declared) and the transactions contemplated hereby and thereby in accordance with the applicable provisions of Bermuda law and regulations and (ii) determined to recommend approval of the Amalgamation, the Amalgamation Agreement and the transactions contemplated hereby and thereby, by the shareholders of the Company.

        (c)   Neither the execution and delivery of this Agreement or the Amalgamation Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby and thereby (including the payment of the Special Dividend), nor compliance by the Company with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Memorandum of Association, the Company Bye-laws, the 114B Licence or the memorandum or articles of association, certificate of incorporation, bye-laws of any or other organizational documents of the Company's Subsidiaries or (ii) except as Previously Disclosed and assuming that all Requisite Regulatory Approvals (as defined in Section 7.1(b)) are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien (or have any of such results or effects, upon notice or lapse of time, or both) upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, licence, lease, agreement, contract, or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected.

        3.4    Consents and Approvals.    Except as Previously Disclosed, no consents, authorisations or approvals of or filings or registrations with any supranational, federal, state, local or foreign court, administrative agency or commission or other governmental or regulatory authority or instrumentality (each a "Governmental Entity") in Bermuda, by or on behalf of the Company, are necessary in connection with the execution and delivery by the Company of this Agreement or the Amalgamation Agreement or the consummation by the Company of the Amalgamation or the other transactions contemplated hereby or thereby or in order for Intermediate Holding Sub to be entitled at and after the Effective Time to own, and to have full power and authority to exercise all voting and other rights with respect to, all shares of stock of the Amalgamated Company that will be outstanding immediately following the Effective Time. As of the date hereof, the Company has no reason to believe, based on conversations or other communications with any Governmental Entity or Regulatory Agency (as defined in Section 3.5), that any Requisite Regulatory Approvals will not be obtained or satisfied on a timely basis without imposition of a Burdensome Condition (as defined in Section 6.7), as the case may be.

        3.5    Reports.    The Company and each of its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2000 with (a) the Bermuda Monetary Authority (the "BMA"), (b) the SEC (subsequent to April 22, 2002 only), (c) any applicable domestic or foreign industry self-regulatory organization or stock exchange ("SROs"), including, without limitation, the Bermuda Stock Exchange and the NASDAQ, and (d) any other federal, state, local or foreign governmental or regulatory agency or authority (collectively with the BMA, the SEC and the SROs, "Regulatory Agencies"), and all other reports, registrations and statements required to be filed by them since January 1, 2000, including, without limitation, any report or statement required to be filed pursuant to applicable law or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its Subsidiaries or as Previously Disclosed, no Regulatory Agency has initiated any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2000. Except as Previously Disclosed, there is no unresolved violation, or material criticism or exception, by any Regulatory Agency with respect to any report, registration or statement relating to any examinations of the Company or any of its Subsidiaries.

        3.6    Financial Statements.    The Company has previously made available to Parent copies of (a) (i) the consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2001 and December 31, 2002 and (ii) the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal year ended June 30, 2000, the six months ended December 31, 2002 and the fiscal years ended December 31, 2001 and December 31, 2002, as reported in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 (the "Company's 2002 Annual Report"), and accompanied by the audit report of the Company's independent public accountants, (b) the consolidated balance sheet of the Company and its Subsidiaries as of, and the related consolidated statements of income and changes in shareholders' equity for the three months ended, March 31, 2003, as reported in the Company's report on Form 6-K furnished to the SEC on April 23, 2003, (c) the consolidated balance sheet of the Company and its Subsidiaries as of, and the related consolidated statements of income and changes in shareholders' equity for the three months ended, June 30, 2003, as reported in the Company's report on Form 6-K furnished to the SEC on July 21, 2003, (d) the consolidated balance sheet of the Company and its Subsidiaries as of, and the related consolidated statements of income and changes in shareholders' equity for the three months ended, September 30, 2003, as reported in the Company's report on Form 6-K furnished to the SEC on October 20, 2003. The financial statements referred to in the preceding sentence (including the related notes, where applicable) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, and any financial statements filed by the Company with, or furnished by the Company to, the SEC after the date of this Agreement (including the related notes, where applicable) will fairly present in all material respects (including the related notes, where applicable) (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply (and, in the case of the financial statements prepared after the date of this Agreement, will comply) in all material respects with applicable accounting requirements and with the applicable published rules and regulations of the SEC and any other applicable SRO with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared (and, in the case of the financial statements prepared after the date of this Agreement, will be prepared) in all material respects in accordance with United States generally accepted accounting principles ("GAAP") or regulatory accounting principles, as applicable, consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP or regulatory accounting principles, as applicable, and any other applicable legal and accounting requirements.

        3.7    Broker's Fees.    Neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Amalgamation or related transactions contemplated by this Agreement, except that the Company has retained Merrill Lynch, Pierce, Fenner & Smith Inc. ("Merrill Lynch") as its financial advisor, pursuant to compensation arrangements which have been disclosed in writing to Parent prior to, and will not be modified subsequent to, the date of this Agreement.

        3.8    Absence of Certain Changes or Events.    (a) Except as publicly disclosed in the Company Reports (as defined in Section 3.12) filed with or furnished to the SEC and publicly available at least two business days prior to the date hereof (the "Previously Filed Company Reports"), since December 31, 2002, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Article III or otherwise), has had, or is reasonably likely to have, a Material Adverse Effect with respect to the Company.

        (b)   As of the date of this Agreement, except as publicly disclosed in the Previously Filed Company Reports, since December 31, 2002, the Company and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been:

          (i)    except as Previously Disclosed, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Shares;

          (ii)   any split, combination or reclassification of any Company Shares or any issuance or the authorisation of any issuance of any other securities in respect of, or in lieu of or in substitution for, Company Shares, except for issuances of Company Shares upon the exercise of Company Share Options or Employee Purchase Rights awarded prior to the date hereof in accordance with the terms of the Company Share Option Plans or the Company Share Purchase Plans and pursuant to the DRIP;

          (iii)  except as Previously Disclosed, with respect to any current or former executives or directors of the Company (or any members of their respective families), any (A) increase in the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to (other than normal wage increases in the ordinary course consistent with past practices) such Person from the amount thereof in effect as of December 31, 2002, or (B) grant of any severance, retention, consulting, deferred compensation, incentive, termination or change in control pay, entry into any employment or consulting contract or contract to make or grant any severance, retention, consulting, deferred compensation, incentive, termination or change in control pay, or payment of any bonus or acceleration of the vesting, funding or payment of, or entitlement to, any compensation payment or benefit, by the Company or any of its Subsidiaries; or

          (iv)  except insofar as required by a change in GAAP, any change in accounting methods, principles or practices by the Company or any of its Subsidiaries.

        3.9    Legal Proceedings.    (a) Except as Previously Disclosed, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature ("Claims and Proceedings") (i) against the Company or any of its Subsidiaries, (ii) against any person who is currently an executive officer or director of the Company or any of its Subsidiaries with respect to any of their actions as such or (iii) as of the date hereof, challenging the validity or propriety of the transactions contemplated by this Agreement. The Company has Previously Disclosed a list of all pending or, to the Knowledge of the Company, threatened Claims and Proceedings which, in each case, seek, or could result in, damages or other amounts payable by the Company or its Subsidiaries, in excess of $250,000.

        (b)   Except as Previously Disclosed, there is no injunction, order, judgment or decree imposed upon the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

        3.10    Tax Matters.    (a) The Company and each of its Subsidiaries has duly filed all tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and such returns and reports are true, correct and complete in all material respects. The Company and each of its Subsidiaries has paid (or the Company has paid on its behalf) or made provision (in accordance with GAAP) for all Taxes for all past and current periods for which the Company or any of its Subsidiaries is liable.

        (b)   As used in this Agreement, the term "Taxes" includes all supranational, federal, state, local and foreign income, franchise, property, sales, use, excise and other taxes, including, without limitation, obligations for withholding Taxes from payments due or made to any other Person and any interest, penalties or additions to tax.

        3.11    Employee Benefit Plans.    (a) Except as Previously Disclosed, neither the Company nor any of its Subsidiaries maintain or contribute to, or have any obligation to contribute to, or have any liability, direct or indirect, contingent or otherwise (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) with respect to, any employment, consulting, severance pay, termination pay, retirement, deferred compensation, retention or change in control plan, program, arrangement, agreement or commitment, or an executive compensation, incentive bonus or other bonus, pension, share option, restricted share or equity-based, profit sharing, savings, life, health, disability, accident, medical, insurance, vacation, or other employee benefit plan, program, arrangement, agreement, fund or commitment, providing benefits to any current or former employee, consultant or director of the Company or any of its Subsidiaries or any current or former employee, consultant or director of any entity with respect to which the Company or any of its Subsidiaries is a successor (collectively the "Company Benefit Plans"). True and complete copies of each Company Benefit Plan, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part thereof, all amendments thereto and all government and regulatory approvals received from any Regulatory Agency, the most recent summary plan descriptions (including any material modifications) and the most recent audited financial reports for any funded Company Benefit Plan have been supplied or made available to Parent. Except as Previously Disclosed: (i) neither the

Company nor any of its Subsidiaries has made any promise or commitment, whether legally binding or not, to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan that would materially increase the benefits provided to any employee or former employee, consultant or director of the Company or any Subsidiary thereof; and (ii) since December 31, 2002 there has been no material change, amendment, modification to, or adoption of, any Company Benefit Plan.

        (b)   With respect to each Company Benefit Plan: (i) if intended to qualify under Section 401(a), 401(k) or 403(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or under any law or regulation of any jurisdiction or Regulatory Agency, such plan and the related trust has received a favourable determination letter from the United States Internal Revenue Service (the "IRS") or any required approval of a Regulatory Agency and the same has not been revoked and (A) the consummation of the transaction contemplated hereby will not adversely affect such qualification, exemption or approval and (B) to the knowledge of the Company, no event or circumstance exists that has or is likely to adversely affect such qualification, exemption or approval or is likely to result in a filing under Rev. Proc. 2002-47 or any predecessor or successor thereto; (ii) it has been operated and administered in all respects in compliance with its terms and all applicable laws and regulations; (iii) there are no pending or, to the Knowledge of the Company, threatened claims against, by or on behalf of any Company Benefit Plans (other than routine claims for benefits); (iv) no breaches of fiduciary duty have occurred; (v) no material Lien imposed under any law exists; and (vii) all contributions, premiums and expenses to or in respect of such Company Benefit Plan have been timely paid in full or, to the extent not yet due, have been adequately accrued on the Company's consolidated financial statements.

        (c)   Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur, either directly or indirectly (including as a result of an indemnification obligation), any liability or penalty or tax under any law or regulation relating to employee benefit plans, and, to the knowledge of the Company, no event, transaction or condition has occurred, exists or is expected to occur which would reasonably be expected to result in any such liability to the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries.

        (d)   Neither the Company nor any of its Subsidiaries has engaged or caused any other person (including a plan) to engage in a "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or a breach of fiduciary duty that may subject the Company or any of its Subsidiaries to a tax or penalty under Section 4975 of the Code or civil liability under Title I of ERISA or a tax or penalty or liability under any other law or regulation governing the investment of assets of any pension plan, whether or not regulated by ERISA.

        (e)   Except as Previously Disclosed, neither the Company nor any of its Subsidiaries has any obligations to provide health, life insurance, or death benefits with respect to current or former employees, consultants or directors of the Company or any of its Subsidiaries beyond their termination of employment or service, and each such Company Benefit Plan may be amended or terminated at any time without incurring liability thereunder. Except as Previously Disclosed, there has been no communication to any employee, consultant or director of the Company or any of its Subsidiaries that would reasonably be expected to promise or guarantee any such retiree health or life insurance or other retiree death benefits on a permanent basis.

        (f)    Except as Previously Disclosed, neither the execution and delivery of this Agreement or the Amalgamation Agreement, nor the consummation of the transactions contemplated hereby or thereby, either alone or in combination with another event, (whether contingent or otherwise) will (i) entitle any current or former employee, consultant or director of the Company or any of its Subsidiaries or any group of such employees, consultants or directors to any payment; (ii) increase the amount of compensation due to any such employee, consultant or director; or (iii) accelerate the vesting or funding of any compensation, stock incentive or other benefit.

        (g)   Except as Previously Disclosed, the Company has no loans or other extensions of credit made to or for the executive officers or directors of the Company, its Subsidiaries or their related interests. All such Previously Disclosed loans and extensions are in compliance with all applicable laws, including, without limitation, the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder (the "Sarbanes-Oxley Act").

        (h)   To the Knowledge of the Company, no Company Benefit Plan, nor the Company or any of its Subsidiaries with respect to such Company Benefit Plan, is under audit, or has received written notice that it is the subject of an investigation, by any Regulatory Agency, nor is any such audit or investigation pending or threatened.

        (i)    Except as Previously Disclosed, neither the Company nor any of its Subsidiaries maintains any plan, program or arrangement or is a party to any contract that provides any benefits or provides for payments to any Person in, based on or measured by the value of, any equity security of, or interest in, the Company or any of its Subsidiaries.

        (j)    The Company has Previously Disclosed a complete list of all agreements and other arrangements, true and correct copies of which have been provided to Parent, whereby the Company has any indemnification, guarantee, hold harmless or similar liability or obligation in respect of current or former directors, officers or employees of the Company or any of its Subsidiaries. All liabilities with respect to any current or former employee, consultant or director of the Company or any of its Subsidiaries or any affiliate thereof, whether contingent or otherwise, that the Parent (or Intermediate Holding Sub) or the Amalgamated Company will assume by reason of this Agreement or by operation of law are accurately reflected on the Company's consolidated financial statements.

        (k)   Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur any liability as the result of a retroactive rate adjustment or loss sharing arrangement with respect to workers' compensation.

        3.12    SEC Reports.    The Company has made available to Parent accurate and complete copies of (a) each registration statement, and provided a list of all other reports, pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed with or furnished to the SEC since April 22, 2002 by the Company or any of its Subsidiaries (the "Company Reports"), and (b) each communication mailed by the Company to its shareholders since January 1, 2002. The Company has not made any filings pursuant to the Securities Act. As of the date of filing, furnishing or mailing, as the case may be, no such registration statement, prospectus, report or schedule contained (and no registration statement, prospectus, report or schedule filed, furnished or mailed after the date of this Agreement will contain) any untrue statement of a material fact or omitted or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date included in any Previously Filed Company Reports shall be deemed to modify information as of an earlier date. Since April 22, 2002, the Company and each of its Subsidiaries has timely filed or furnished (and will timely file or furnish after the date of this Agreement) all reports and other documents required to be filed or furnished by it under the Exchange Act, and, as of their respective dates, all such reports complied (and, in the case of all reports and other documents filed or furnished after the date of this Agreement, will comply) in all material respects with all applicable requirements of the Exchange Act and the Sarbanes-Oxley Act and the applicable published rules and regulations of the SEC with respect thereto.

        3.13    Licences; Compliance with Applicable Law.    The Company and each of its Subsidiaries holds all licences, franchises, permits and authorisations necessary for the lawful conduct of their respective businesses under and pursuant to all, and, except as Previously Disclosed, have complied with and are not in default under any, applicable laws, statutes, orders, rules, regulations, policies and/or guidelines of any Governmental Entity relating to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violations of any of the above.

        3.14    Certain Contracts.    (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) except as Previously Disclosed, as of the date hereof, with respect to the employment, termination or compensation of any directors, executive officers, key employees or material consultants (other than oral contracts of employment at will which may be terminated without penalty), (ii) except as Previously Disclosed, which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that has not been filed with or incorporated by reference in the Company Reports, (iii) which contains any non-compete or exclusivity provisions with respect to any business or geographic area in which business is conducted with respect to the Company or any of its affiliates or which restricts the conduct of any business by the Company or any of its affiliates or any geographic area in which the Company or any of its affiliates may conduct business or requires exclusive referrals of any business and which will be binding on or which will otherwise limit or affect, after the Effective Time, the Amalgamated Company or Parent or any of its affiliates, (iv) except as provided in Article I hereof or as Previously Disclosed (including any share option plan, share appreciation rights plan, restricted share plan or share purchase plan), any of the benefits of which will be increased, or the funding, vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Amalgamation Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Amalgamation Agreement, (v) with respect to any outsourcing or equivalent or similar arrangement (except as Previously Disclosed) or (vi) which would prohibit or materially delay the consummation of the Amalgamation. The Company has previously made available to Parent true and correct copies of all employment, termination and compensation agreements (including deferred compensation) with executive officers, key employees or material consultants which are in writing and to which the Company or any of its Subsidiaries is a party and a true and correct schedule of all such agreements has been Previously Disclosed. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14, whether or not Previously Disclosed, is referred to herein as a "Company Contract", and neither the Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of any Company Contract by any of the other parties thereto.

  (b)
  To the Knowledge of the Company, each of the Company Contracts is valid, binding and in full force and effect.

        3.15    Agreements with Regulatory Agencies.    Except as Previously Disclosed, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that restricts the conduct of its business or has resulted, or could reasonably be expected to result, in a liability or that in any manner relates to its capital adequacy, its credit policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a "Company Regulatory Agreement"), nor has the Company or any of its Subsidiaries (a) been advised since January 1, 2000 by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any such Company Regulatory Agreement or (b) any Knowledge of any pending or threatened regulatory investigation.

        3.16    Derivative Instruments.    Any swaps, caps, floors, futures, forward contracts, option agreements, and any other derivative financial instruments, contracts or arrangements (including such instruments, contracts or arrangements with respect to precious metals or other commodities, collectively, "Derivative Instruments"), whether entered into for the account of the Company or one of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent business practice and rules, regulations and policies of any Regulatory Agency applicable to the Company and its Subsidiaries, and, to the Company's Knowledge, with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (subject to bankruptcy, fraudulent transfer, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company's Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

        3.17    Undisclosed Liabilities.    Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company included in the financial statements included in the Company's 2002 Annual Report and liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2002, neither the Company nor any of its Subsidiaries has incurred any liability of any nature required by GAAP to be reflected in a balance sheet prepared in accordance with GAAP.

        3.18    Environmental Matters.    (a) All property currently or formerly owned or operated by the Company or one of its Subsidiaries (including, but not limited to, all branches or property held for the account of another) and all improvements related thereto ("Company Real Property") are in compliance with all applicable laws (including, without limitation, common law), regulation or requirement relating to the human health and safety, protection of the environment or natural resources ("Environmental Law").

        (b)   There is no suit, claim, action or proceeding instituted or, to the Knowledge of the Company, threatened, before any Governmental Entity, Regulatory Agency or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant (i) for alleged noncompliance (including by any predecessor), with any Environmental Law or (ii) relating to any release, spill, emission, disposal, migration or other discharge in, into or onto the environment of any pollutant, chemical, or any substances, materials or wastes which are identified or regulated under any Environmental Law (each, a "Release").

        (c)   To the Knowledge of the Company, there are no facts or circumstances which would provide a reasonable basis for any suit, claim, action or proceeding as described in Section 3.18(b).

        (d)   To the Knowledge of the Company, there has been no Release in, on, under or affecting any Company Real Property.

        3.19    Intellectual Property.    (a) The Intellectual Property owned by the Company and its Subsidiaries ("Owned Company IP"), together with the Intellectual Property held under licence by the Company and its Subsidiaries, is all of the Intellectual Property used or held for use in connection with the business of the Company and its Subsidiaries (the "Company IP"), and the Company IP is sufficient for the conduct of such business as currently conducted.

        (b)   The Company and its Subsidiaries own the Owned Company IP, free and clear of conditions, adverse claims and Liens that would materially interfere with the use of the Owned Company IP by the Company and its Subsidiaries. Without limiting the foregoing, no current or former employee, officer, director or consultant of the Company or its Subsidiaries retains any interest (including an understanding for the payment of royalties) in any Owned Company IP and all rights in any Owned Company IP have been duly assigned in their entirety, by operation of law or otherwise, to the Company or its Subsidiaries, as applicable.

        (c)   The Company and each of its Subsidiaries have taken all reasonable and appropriate steps to protect and maintain the Company IP. Without limiting the foregoing, the Company and each of its Subsidiaries have taken all reasonable and appropriate steps to protect and preserve the confidentiality of all of the trade secrets (including those trade secrets defined under statutory and common law), business and technical information and other know-how ("Trade Secrets") that comprise any part of the Company IP. All use and disclosure by the Company or any of its Subsidiaries of Trade Secrets owned by another Person have been pursuant to the terms of a written agreement with such Person or was otherwise lawful.

        (d)   None of the use or exploitation of any Company IP or the conduct and operations of the business of the Company and its Subsidiaries in the manner currently conducted, or the provision of goods and services therein, infringes upon, misappropriates, violates or conflicts in any way with any Person's rights in Intellectual Property. There is no pending or threatened assertion or claim asserting that the Company's or any of its Subsidiaries' use or exploitation of any Company IP or that the conduct of the business of the Company and its Subsidiaries infringes upon, misappropriates, violates or conflicts in any way with any Person's rights in Intellectual Property. Neither the Company nor any of its Subsidiaries is a party to any action or proceeding that involves a claim of infringement or misappropriation of any Intellectual Property of any Person.

        (e)   The Company IP and each of the Company's and each of its Subsidiaries' rights with respect thereto, including each of their respective rights to use any of the Company IP, are valid and enforceable. There is no pending or threatened assertion or claim challenging the validity or enforceability of, or contesting the Company's or any of its Subsidiaries' rights with respect to, any of the Company IP or any agreement relating to the Company IP.

        (f)    To the Knowledge of the Company, there are no unauthorised uses, disclosures, infringements, or misappropriations by any Person of any Owned Company IP or any breaches by any Person of any licences or other agreements involving Company IP.

        As used in the Agreement, "Intellectual Property" means all intellectual property and other similar proprietary rights in any jurisdiction, whether owned or held for use under licence, whether registered or unregistered, including without limitation such rights in and to: (i) trademarks, trade dress, service marks, certification marks, logos, and trade names, and the goodwill associated therewith, (ii) patents and patent applications, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights, inventions, invention disclosures, discoveries and improvements, whether or not patentable; (iii) writings and other works of authorship and copyrights therein; (iv) Trade Secrets; (v) software, including without limitation, data files, source code, object code, application programming interfaces, databases and other software-related specifications and documentation; (vi) domain names and uniform resource locators; (vii) mask works; and (viii) claims, causes of action and defenses relating to the enforcement of any of the foregoing; in each case, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Entity in any jurisdiction.

        3.20    Labor Matters.    (a) Other than employees in Luxembourg, none of the employees employed by the Company or any of its Subsidiaries is represented by any labor union or other labor representative or organization; there are no contracts, arrangements, commitments or understandings with or to a labor union or other labor organization, including any collective bargaining agreements or other similar arrangements in effect with respect to employees employed by the Company or any of its Subsidiaries; and there are no other persons attempting to represent or organize or purporting to represent for bargaining purposes any employees employed by the Company or any of its Subsidiaries.

        (b)   (i) Since December 31, 2002 there has not occurred or been threatened any strikes, slow downs, picketing, work stoppages, concerted refusals to work or other similar labor activities with respect to employees employed by the Company or any of its Subsidiaries, and (ii) except as Previously Disclosed, no grievance or arbitration or other proceeding against the Company or any of its Subsidiaries by an employee is pending or threatened.

        (c)   (i) The Company and each Subsidiary is in compliance with all applicable legal requirements relating to employment of, and employment practices with respect to, former, current, and prospective employees, independent contractors and "leased employees", (ii) there are no complaints, charges or claims against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened to be brought or filed with any Regulatory Agency in connection with the employment by the Company or any of its Subsidiaries of any individual, and (iii) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Agency relating to employees or former employees of the Company or any of its Subsidiaries.

        3.21    Accounting Matters and Internal Controls.    (a) Since January 1, 2001, the Company has not received written notice from the SEC or any other Governmental Entity or Regulatory Agency that any of its accounting policies or practices are the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity.

        (b)   The Company's disclosure controls and procedures (as defined in Rule 13a-14(c) and Rule 15d-14(c) under the Exchange Act) are effective, in all material respects, to ensure that information required to be disclosed about the Company and its Subsidiaries in the Company Reports is accumulated and communicated to the Company's management, including its principal executive officers as appropriate, to allow timely decisions regarding required disclosure.

        3.22    Entitlement of Directors.    The board of directors of the Company consists of thirteen members, of whom twelve are not employed by the Company or any of its Subsidiaries. The members of the board of directors not employed by the Company or any of its Subsidiaries have no rights, benefits or entitlements other than the right to receive directors' fees as Previously Disclosed, Company Share Options granted to them under the Director Share Option Plan and rights to indemnification under Section 124 of the Company Bye-laws.

        3.23    Fairness Opinion.    On or before the date hereof, Merrill Lynch has delivered its opinion to the Company's board of directors that the Amalgamation Consideration, together with the Special Dividend, is fair, from a financial point of view, to the holders of the Company Shares, a true and correct copy of which has been delivered to Parent.

        3.24    Rights Agreement.    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in (a) a "Share Acquisition Date" (as defined in the Amended and Restated Rights Agreement, dated as of July 29, 2002, between the Company and Bermuda Trust Company Limited (the "Rights Agreement")) or (b) Parent or any of its affiliates being an "Acquiring Person" (as defined in the Rights Agreement), and the Rights Agreement provides that the Expiration Date (as defined in the Rights Agreement) shall occur upon the Amalgamation. The

Rights Agreement is and will remain inapplicable to this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby.

        3.25    Transactions with Affiliates.    Except as disclosed in the Previously Filed Company Reports, from January 1, 2000 through the date hereof there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Company's affiliates (other than wholly owned Subsidiaries of the Company) or other Persons, on the other hand, that would be required to be disclosed under Item 7 of Form 20-F.

        3.26    Insurance.    All of the Company's material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies are with reputable insurance carriers and provide coverage amounts which the Company reasonably believes are both adequate for all normal risks incident to the current business of the Company and its Subsidiaries and their respective properties and assets, and appropriate for the businesses currently conducted by the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

        Parent hereby represents and warrants to the Company as follows:

        4.1    Corporate Organization.    (a) Parent is a public limited company duly organized and validly existing under the laws of England and Wales. Parent has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licenced or qualified to do business and in good standing (to the extent the concepts of "qualification to do business" and "good standing" exist) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

        (b)   Amalgamation Sub is a company duly organized, validly existing and in good standing under the laws of Bermuda, and all of its outstanding shares are owned directly by Intermediate Holding Sub. Amalgamation Sub's sole purpose is to engage in the transactions contemplated hereby, and Amalgamation Sub will conduct its operations only as contemplated hereby and will engage in no other business activities other than activities conducted in furtherance of the transactions contemplated hereby; provided, however, that Amalgamation Sub may incur indebtedness that does not contravene any other provision hereof, including Section 4.4.

        (c)   Intermediate Holding Sub is a company duly organized and validly existing under the laws of the Netherlands, and all of its outstanding shares are owned by a wholly owned Subsidiary of Parent. Intermediate Holding Sub has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licenced or qualified to do business and in good standing (to the extent the concepts of "qualification to do business" and "good standing" exist) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

        4.2    Authority; No Violation.    (a) Parent and Amalgamation Sub have full corporate power and authority to execute and deliver this Agreement and the Amalgamation Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Amalgamation Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by all necessary corporate action, and no other corporate proceedings on the part of the Parent, Intermediate Holding Sub and Amalgamation Sub or their respective boards of directors or shareholders are necessary to authorize this Agreement or the Amalgamation Agreement or to consummate the transactions contemplated hereby and thereby. This

Agreement has been and the Amalgamation Agreement will be duly and validly executed and delivered by Parent and Amalgamation Sub and (assuming due authorisation, execution and delivery by the Company) constitutes and will constitute valid and binding obligations of Parent and Amalgamation Sub, enforceable against Parent and Amalgamation Sub in accordance with their terms.

        (b)   Neither the execution and delivery of this Agreement and the Amalgamation Agreement by Parent and Amalgamation Sub, nor the consummation by Parent and Amalgamation Sub of the transactions contemplated hereby and thereby, nor compliance by Parent and Amalgamation Sub with any of the terms or provisions hereof or thereof, will (i) violate any applicable law or the memorandum and articles of association, certificate of incorporation, bye-laws or other organizational documents of Parent, Intermediate Holding Sub or Amalgamation Sub, as applicable, or (ii) assuming that the Requisite Regulatory Approvals are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, licence, lease, agreement, contract or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

        4.3    Consents and Approvals.    As of the date hereof, Parent has no reason to believe, based on conversations and other communications with any Governmental Entity or Regulatory Agency, that any Requisite Regulatory Approvals will not be duly obtained or satisfied on a timely basis without imposition of a Burdensome Condition, as the case may be.

        4.4    Financing.    Parent will have available all the funds necessary to perform its and its Subsidiaries' obligations under this Agreement, including consummating the transactions contemplated by this Agreement on the terms contemplated hereby and making the payment of all fees and expenses relating to such transactions.

        4.5    Litigation; Regulatory Action.    (a) No litigation, claim or other proceeding before any court or governmental agency is pending against Parent or, to its Knowledge, any of its Subsidiaries and, to its Knowledge, no such litigation, claim or other proceeding has been threatened.

        (b)   Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Parent, threatened, Claims and Proceedings as of the date hereof, challenging the validity or propriety of the transactions contemplated by this Agreement.

        4.6    Absence of Certain Changes or Events.    Except as publicly disclosed in a report filed with or furnished to the SEC and publicly available at least two business days prior to the date hereof, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Article IV or otherwise), has had, or is reasonably likely to have, a Material Adverse Effect with respect to Parent.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

        5.1    Conduct of Business Prior to the Effective Time.    During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business only in the usual, regular and ordinary course consistent with past practice, (b) use reasonable endeavours to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees, (c) take no intentional action which would adversely affect or delay in any material respect the ability of either Parent, Amalgamation Sub or the Company to obtain any Requisite Regulatory Approvals and (d) use reasonable endeavours to obtain any third-party consents, licences, authorisations and approvals that are necessary or appropriate for the Amalgamated Company to conduct the business of the Company and its Subsidiaries as currently conducted following the Effective Time.

        5.2    Forbearances of the Company.    During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent:

          (a)   other than in the ordinary course of business consistent with past practice, (i) incur any indebtedness for borrowed money (other than deposits and similar liabilities, short-term indebtedness incurred to refinance existing short-term indebtedness, indebtedness of the Company's Subsidiaries to the Company or any of its wholly owned Subsidiaries and indebtedness under existing lines of credit), (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or (iii) make any loan or advance, or incur any capital expenditures, obligations or liabilities;

          (b)   other than the declaration and payment of ordinary course dividends on Company Shares at the usual times and in the usual amount which the Company has adequate earnings to support and which, in any event, do not exceed $0.29 per Company Share per quarter (i) adjust, split, combine or reclassify any shares or other equity securities; (ii) make, declare or pay any dividend (except (A) the Special Dividend and (B) dividends paid in the ordinary course of business by any wholly-owned Subsidiary of the Company) or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares or other equity securities or any securities or obligations convertible into or exchangeable for any shares or other equity securities; (iii) issue any additional restricted Company Shares under PARS or grant any additional Company Share Options or Employee Purchase Rights or other equity-based awards or grant any Person any right to acquire any shares or other equity securities or any right the value of which is based on the value of shares or other equity securities, (iv) issue any additional shares or other equity securities, other than with respect to the exercise, conversion or settlement of Company Share Options or Employee Purchase Rights granted prior to the date hereof pursuant to the Company Share Option Plans or Company Share Purchase Plans or as contemplated by Section 6.14; or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its shares or other equity securities;

          (c)   sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets, including, without limitation, shares of any Subsidiaries of the Company, to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

          (d)   except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, limited partnership or other entity other than a wholly owned Subsidiary;

          (e)   terminate, amend, supplement or otherwise modify the Rights Agreement or take any action that would result in the redemption of the Rights (as defined in the Rights Agreement);

          (f)    except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material lease, contract or agreement, or make any material change in any of its material leases, contracts or agreements, other than renewals of leases, contracts or agreements without material changes of terms;

          (g)   other than in the ordinary course of business consistent with past practice or as required by law or contracts in effect as of the date hereof, (i) increase in any manner the wages, salaries, compensation, pension or any other employee benefits (including any incentive or bonus payments or perquisites) of any current or former employees, consultants or directors of the Company or any of its Subsidiaries, (ii) vest, fund or pay, or accelerate the vesting, funding or payment of, any compensation benefits or allowance (except as required by the terms of any existing Company Benefit Plans) to any such current or former employees, consultants or directors, (iii) become a party to, commit itself to, amend, extend or terminate any Company Benefit Plan, including any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance, consulting, retention, change in control, termination, deferred compensation or incentive pay agreement with or for the benefit of any current or former employee, consultant or director, (iv) make any award or grant under any Company Benefit Plan or otherwise (including, without limitation, the grant of any stock options, stock appreciation rights, restricted stock units or other awards), or (v) grant or increase any severance or termination rights or benefits (except to make payments required to be made under obligations existing on the date hereof in accordance with the terms of such obligations);

          (h)   settle any material claim, action or proceeding involving money damages or waive or release any material rights or claims, except in the ordinary course of business consistent with past practice;

          (i)    change its methods of accounting in effect at December 31, 2002, except as required by changes in GAAP or, in the case of its Subsidiaries, other applicable generally accepted accounting principles, or change any of its methods of reporting material items of income and deductions for Tax purposes from those employed in the preparation of the Tax returns of the Company for the taxable years ending December 31, 2002 and 2001, except as required by changes in law or regulation;

          (j)    adopt or implement any amendment to its certificate of incorporation, memorandum or articles of association, bye-laws or similar documents (or, in the case of the Company, the 114B Licence) or any plan of amalgamation, consolidation, merger, or reorganization or scheme of arrangement;

          (k)   take any intentional action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Amalgamation set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law, regulation or safe and sound banking practices; or

          (l)    agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

        5.3    Covenants of Parent.    During the period from the date of this Agreement to the Effective Time, except as expressly contemplated by this Agreement, Parent shall, and shall cause its Subsidiaries to, (a) not take, or agree to, or make any commitment to take, any action, that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Amalgamation set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law, regulation or safe and sound banking practices, (b) take no intentional action which would adversely affect or delay in any material respect the ability of either Parent or the Company to obtain any Requisite Regulatory Approval and (c) use its reasonable endeavours to obtain any third-party consents, licences, authorisations and approvals that are necessary or appropriate for the Amalgamated Company to conduct the business of the Company and its respective Subsidiaries as currently conducted following the Effective Time.

ARTICLE VI

ADDITIONAL AGREEMENTS

        6.1    Shareholder Materials.    (a) In connection with the Company Meeting (as defined in Section 6.6), as soon as practicable after the date hereof, the Company shall prepare (and Parent shall assist with the Company's preparation of) materials to be sent to the Company's shareholders (the "Shareholder Materials"), conforming to the requirements of applicable law and regulations, soliciting the Company Shareholder Approval. Each of the Company and Parent shall furnish all information reasonably requested by the other party in connection with the preparation of the Shareholder Materials.

        (b)   The Shareholder Materials shall include the recommendation of the Company's board of directors described in Section 6.4.

        (c)   The Company shall (and Parent shall assist the Company as reasonably necessary to) cause the Shareholder Materials to be mailed to all shareholders of the Company as promptly as practicable after the date hereof; provided, that any such mailing shall not be made without Parent's approval, which approval shall not be unreasonably withheld or delayed. The Company shall supply Parent with copies of all correspondence between the Company or its representatives, on the one hand, and any regulatory or governmental authority, on the other hand, with respect to the Shareholder Materials. Without limiting the generality of the foregoing, the Shareholder Materials and all other proxy materials shall be subject to the review and approval of Parent, which approval shall not be unreasonably withheld.

        (d)   If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any of its affiliates, officers or directors is discovered by the Company that is required to be set forth in the Shareholder Materials the Company will promptly inform Parent.

        (e)   The Company shall ensure that the Shareholder Materials comply in all material respects with the requirements of applicable law.

        (f)    As of the date of the mailing of the Shareholder Materials, and as of the date of the Company Meeting, the Company shall ensure that the Shareholder Materials (as they may have theretofore been amended) will not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent expressly for inclusion in the Shareholder Materials.

        (g)   None of the information supplied by Parent expressly for inclusion in the Shareholder Materials will, at the time supplied, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading and Parent shall promptly notify the Company if it becomes aware, prior to the Company Meeting, of any fact which would make such statements materially misleading.

        6.2    Regulatory Matters.    (a) The Company and Parent, as appropriate, shall promptly prepare and file all requisite notices and applications with respect to the Amalgamation with any applicable local, state, federal or foreign Regulatory Agency or under any other applicable laws or regulations.

        (b)   Subject to the proviso to the first sentence of Section 6.7, the parties hereto shall cooperate with each other and use reasonable endeavours to promptly prepare and file all necessary documentation (including the Amalgamation Agreement), to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorisations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Amalgamation), and to comply fully with the terms and conditions of all such permits, consents, approvals and authorisations of all such Governmental Entities. Parent and the Company shall, to the extent practicable, consult each other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorisations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

        (c)   Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Shareholder Materials, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Amalgamation and the other transactions contemplated by this Agreement.

        (d)   Parent and the Company shall promptly advise each other upon receiving any communication which concerns the Amalgamation from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement.

        6.3    Access to Information.    (a) Upon reasonable notice and subject to applicable laws relating to the exchange or transfer of information, the Company shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent, access, during normal business hours during the period prior to the Effective Time, to all properties, books, contracts, commitments and records and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received during such period pursuant to the requirements of the supranational federal, state, local or foreign securities laws or banking laws (other than reports or documents which the Company or its Subsidiaries are not permitted to disclose under applicable law) and (ii) all other information concerning their business, properties and personnel as Parent may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of their respective customers, violate Company policy with respect to client confidentiality, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement, but shall disclose the nature of all such withheld information. The parties hereto will, to the extent practicable, make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall furnish Parent with all reasonable information relevant to its ability to consummate the Amalgamation and the other transactions contemplated hereby.

        (b)   Each of Parent and the Company shall hold (subject to the requirements of applicable law) all information furnished by or on behalf of any other party or any of such party's Subsidiaries or representatives pursuant to Section 6.3(a) or otherwise in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreements dated as of April 6, 2003 and May 5, 2003 between the Company and Parent (the "Confidentiality Agreements").

        (c)   No investigation by any of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

        6.4    Board Recommendation.    The Company's board of directors has adopted a resolution recommending approval of the Amalgamation and the Amalgamation Agreement by the Company's shareholders and, except as provided in the next sentence, the board of directors of the Company shall at all times recommend approval of the Amalgamation and the Amalgamation Agreement by the Company's shareholders. The board of directors of the Company shall be permitted to withdraw or modify in a manner adverse to Parent and Amalgamation Sub (or not to continue to make) its recommendation to its shareholders if, but only if, (a) it reasonably determines in good faith (after due consultation with outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties, (b) the Company has given Parent five business days' prior notice of its intention to withdraw or modify such recommendation and the Company's board of directors has considered any proposed changes (if any) to this Agreement and/or the Amalgamation Agreement proposed by Parent and (c) the Company has fully and completely complied with Section 6.5.

        6.5    Other Offers.    The Company and its Subsidiaries, and the officers, directors, employees, financial or legal advisors of the Company and its Subsidiaries, will not, directly or indirectly, (a) take any action to solicit, initiate or encourage any Acquisition Proposal or (b) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person that may be considering making, or has made, an Acquisition Proposal; provided that the Company may, in response to an unsolicited written proposal from a third party regarding an Acquisition Proposal, engage in the activities specified in clause (b) of this Section 6.5, if (i) the board of directors of the Company reasonably determines in good faith (after due consultation with outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties and (ii) the Company has received from such third party an executed confidentiality agreement with confidentiality terms not materially less favourable to the Company than those contained in the confidentiality agreement dated as of April 6, 2003 between the Company and Parent. The Company will immediately notify Parent orally and will promptly (and in no event later than 24 hours after the relevant event) notify Parent in writing (which oral and written notices shall identify the Person making the Acquisition Proposal or request for information and set forth the material terms thereof) after having received any Acquisition Proposal, or request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person who is considering making or has made an Acquisition Proposal. The Company will keep Parent fully and currently informed of the status and details of any such Acquisition Proposal or request and any related discussions or negotiations. The Company shall, and shall cause its Subsidiaries and directors, officers, employees and financial and legal advisors to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any Persons conducted heretofore with respect to any Acquisition Proposal. Nothing in this Section 6.5 shall prohibit the Company or its board of directors from taking and disclosing to the shareholders of the Company a position with respect to an Acquisition Proposal by a third party to the extent required by applicable law or from making such disclosure to the shareholders of the Company which, in the judgment of the outside counsel of the Company, is required under applicable law; provided that nothing in this sentence shall affect the obligations of the Company and its board of directors under any other provision of this Agreement. For purposes of this Agreement, "Acquisition Proposal" means any offer or proposal for, or any indication of interest in (w) an amalgamation, scheme of arrangement, merger or consolidation, or any similar transaction, involving the Company or any Subsidiary of the Company, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of the Company or any of its Subsidiaries, (y) a purchase or other acquisition (including by way of an amalgamation, scheme of arrangement, merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 10% or more of the voting power of the Company or 25% or more of the voting power of any Subsidiary of the Company, or (z) any substantially similar transaction.

        6.6    Shareholder Approval.    The Company will take all action reasonably necessary to convene a meeting of the holders of Company Shares (the "Company Meeting") as soon as reasonably practicable for the purpose of obtaining the approval of the Amalgamation and the Amalgamation Agreement required by Section 106 of the Companies Act (the "Company Shareholder Approval"). In the event that a quorum is not present at the Company Meeting, the Company shall, from time to time as requested by Parent, adjourn the Company Meeting to a later date so that a quorum may be achieved. The Company's obligations under this Section 6.6 shall not be affected by any determination of the Company's board of directors not to recommend the Amalgamation or to no longer recommend it or deem it advisable. Subject to the requirements of applicable law and the terms of this Agreement (including Section 6.4), the board of directors of the Company shall recommend to its shareholders the approval of the Amalgamation and the Amalgamation Agreement and the other transactions contemplated hereby and thereby and shall use reasonable endeavours to solicit such approval (including the solicitation of proxies).

        6.7    Reasonable Endeavours.    Subject to Section 6.4, each of Parent and the Company shall, and shall cause their respective Subsidiaries to, use reasonable endeavours (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal or regulatory requirements which may be imposed on such party, the Amalgamated Company or any of their respective Subsidiaries with respect to the Amalgamation and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorisation, order or approval of, or any exemption by, any Governmental Entity and any other third party (including, in the case of the Company, obtaining any required consent in respect of a Company Contract) which is required to be obtained by the Company or Parent, the Amalgamated Company or any of their respective Subsidiaries in connection with the Amalgamation; provided that none of Parent, Amalgamation Sub nor Intermediate Holding Sub shall be obligated to agree to, in the case of the Requisite Regulatory Approvals, any Burdensome Condition. For purposes of this Agreement, "Burdensome Condition" means any conditions, restrictions or requirements which the board of directors of Parent reasonably determines would, individually or in the aggregate, (A) reduce the benefits of the Amalgamation to such a degree that Parent would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof or (B) have, or would reasonably be expected to have, a material and adverse effect on the Company or the Amalgamated Company and their respective Subsidiaries, taken as a whole, following the Effective Time, including as Previously Disclosed.

        6.8    Indemnification; Directors' and Officers' Insurance.    (a) The bye-laws of the Amalgamated Company shall contain, to the extent permitted by applicable law, the provisions with respect to limitation of liability and indemnification set forth in the Company Bye-laws on the date hereof, which provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties (as defined below) in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, actions or omissions relating to the transactions contemplated hereby); provided that the bye-laws of the Amalgamated Company shall not be required to contain such provisions if not permitted by applicable law or if Parent otherwise provides the same level of indemnification rights to such individuals as contained in the bye-laws of the Amalgamated Company.

        (b)   From and after the Effective Time, Parent shall cause the Amalgamated Company to (A) indemnify, defend and hold harmless, to the fullest extent that would be permitted by Bermuda law if given by the Amalgamated Company in relation to its own present and former officers and directors, the present and former officers and directors of the Company or any of its Subsidiaries in their capacities as such (each an "Indemnified Party") against all losses, expenses, claims, damages or liabilities (collectively, "Losses") arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, actions or omissions relating to the transactions contemplated hereby), and (B) (without duplication) indemnify, defend and hold harmless each of the present officers and directors of the Company in their capacities as such, to the fullest extent that the Amalgamated Company would be permitted to indemnify such officer or director under English Law if the Amalgamated Company were an English public limited company and such indemnity were given by it in relation to its own officers and directors, against all Losses pertaining to this Agreement, or any of the transactions contemplated hereby, and all actions taken by such officer or director in connection herewith, other than Losses arising from matters not known to Parent prior to the date hereof with respect to this Agreement or such transactions or action.

        (c)   Parent shall use its reasonable endeavours to cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by the Company immediately prior to the Effective Time (provided that Parent may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are (i) not less advantageous than such policy or (ii) approved by a majority of the members of the board of directors of the Amalgamated Company who were members of the board of directors of the Company immediately prior to the Effective Time) with respect to acts or omissions occurring prior to the Effective Time (including, without limitation, actions or omissions relating to the transactions contemplated hereby) which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Parent or its Subsidiaries be required to expend an aggregate of more than 200% of the current annual amount expended by the Company (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.8(c), Parent shall use its reasonable endeavours to obtain as much comparable insurance as available for the Insurance Amount.

        (d)   In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.8.

        (e)   The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

        6.9    Further Assurances.    At and after the Effective Time, the officers and directors of the Amalgamated Company will be authorised to execute and deliver, in the name and on behalf of the Company or Amalgamation Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Amalgamation Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Amalgamated Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Amalgamated Company as a result of, or in connection with, the Amalgamation.

        6.10    Advice of Changes.    Parent and the Company shall promptly advise each other of any change or event having, or which could have, a Material Adverse Effect on it or them, as applicable, or which would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or would be reasonably likely to cause any of the conditions in Article VII not to be satisfied or to cause the satisfaction thereof to be materially delayed.

        6.11    Employee Benefits.    From and after the Effective Time, Parent shall, or shall cause the Amalgamated Company to, recognise prior service recognised immediately prior to the Effective Time under the Company Benefit Plans of the Company or any of its Subsidiaries of each employee of the Company or any of its Subsidiaries that continues to be employed by the Amalgamated Company following the Effective Time (the "Company Employees") as service under the employee benefit plans of Parent or its Subsidiaries for purposes of eligibility, vesting and level of benefits (but not for purposes of benefit accruals) in which such Company Employee is eligible to participate following the Effective Time. From and after the Effective Time, Parent shall, or shall cause the Amalgamated Company to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any applicable group health plans of Parent or its Subsidiaries to be waived with respect to applicable Company Employees to the extent that such Company Employees were covered or would have been covered under the group health plans of the Company immediately prior to the Effective Time and (ii) give each Company Employee credit, for the plan year in which such Company Employee commences participation in the plans of Parent or its Subsidiaries, towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the commencement of participation. Parent shall maintain employee benefit plans, programs, policies and arrangements (excluding equity-based plans and similar arrangements) for Company Employees following the Effective Time which provide benefits that continue to maintain the Company's market position vis a vis benefits in Bermuda and which are not, in the aggregate, inconsistent with the Company's prior general approach to employee benefits; provided that the foregoing shall not apply to Company Employees who are transferred to Parent or one of Parent's Subsidiaries (other than the Amalgamated Company and its Subsidiaries). Parent will continue in place the Company's past practices with respect to retired employee medical benefits, to the extent Previously Disclosed. Nothing in this paragraph shall be applied to the extent it would result in duplication of benefits or be interpreted to require Parent to provide employment to any employee of the Company or any of its Subsidiaries or provide for participation of any Company Employee in any employee benefit plans, programs, policies or arrangements of Parent. Notwithstanding any other provision herein, none of Parent, the Amalgamated Company nor any of their Subsidiaries shall have any obligation to continue the employment of any Company Employee for any period following the Effective Time. Parent agrees to perform, or cause to be performed, those actions which are referred to as Parent having told the Company it will take in employment agreements being entered into with certain Company executives simultaneously herewith.

        6.12    Board of Directors of Amalgamated Company.    Parent shall have the right to designate the members of the board of directors of the Amalgamated Company, which members shall be specified in the Amalgamation Agreement. Parent shall designate, subject to their willingness to act, the members of the board of directors of the Company as of the date hereof and up to two additional directors, as nominated by Parent, to serve as the initial board of directors of the Amalgamated Company. Parent and the Company shall cooperate and use reasonable endeavours to ensure that such designees may be validly appointed to the board of directors of the Amalgamated Company as of the Effective Time. Nothing herein shall prejudice Parent's right to require changes to the board of directors of the Amalgamated Company after the Effective Time.

        6.13    Bermuda.    Parent confirms its statements made to the board of directors of the Company that it: (a) will cause the Amalgamated Company to continue to use for at least five years following the Effective Time the name "The Bank of Bermuda Limited", used as appropriate with Parent's logo; (b) concurs with the continued support, at current levels as Previously Disclosed by the Company, by the Amalgamated Company of the Bank of Bermuda Foundation and the Company's local sponsorship of events and (c) will, promptly following the Effective Time, apply for a secondary listing on the Bermuda Stock Exchange for Parent ordinary shares.

        6.14    DRIP.    Simultaneously with the execution hereof, the board of directors of the Company has suspended the operation of the DRIP and the DRIP shall terminate as of the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

        7.1    Conditions to Each Party's Obligation To Effect the Amalgamation.    The respective obligation of each party to effect the Amalgamation shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a)    Shareholder Approval.    The Company Shareholder Approval shall have been obtained as required by and in accordance with Section 106 of the Companies Act, the Memorandum of Association and the Company Bye-laws.

          (b)    Other Approvals.    All regulatory consents, licences, authorities, approvals and non-objections required to consummate the Amalgamation and to permit Parent (or Intermediate Holding Sub) to be entitled, at and after the Effective Time, to own, and to have full power and authority to exercise all voting and other rights with respect to all shares of the Amalgamated Company that will be outstanding immediately following the Effective Time, shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired (including, if applicable, the expiration or termination of any waiting period under any applicable laws or regulations). All such consents, licences, authorities, approvals, non-objections and the expiration of all such waiting periods required pursuant to applicable law or by any Governmental Entity or Regulatory Agency are referred to herein as the "Requisite Regulatory Approvals").

          (c)    No Injunctions or Restraints; Illegality.    No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Amalgamation or any of the other material transactions contemplated by this Agreement or the Amalgamation Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, materially restricts or makes illegal the consummation of the Amalgamation.

        7.2    Conditions to Obligations of Parent and Amalgamation Sub.    The obligation of each of Parent and Amalgamation Sub to effect the Amalgamation is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    Subject to Section 2.2, the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the Closing Date (except to the extent such representations and warranties expressly speak as of a specified earlier date, in which case such representations and warranties shall be true as of such earlier date) as though made on and as of the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date (except to the extent that any failure to so comply (other than with respect to Sections 6.4, 6.5 and 6.6) would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect with respect to the Company), and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

          (c)    Approvals.    All third party approvals (other than the Requisite Regulatory Approvals) that are necessary for the conduct, immediately following the Effective Time, by the Amalgamated

  Company of the business of the Company and its Subsidiaries, as applicable, substantially as currently conducted (except for any such approval the failure of which to obtain would not result in a Material Adverse Effect on the Company) shall have been obtained and shall remain in full force and effect.

          (d)    No Litigation.    No Governmental Entity shall have commenced any litigation or taken any other action or step seeking to restrain, prevent or unwind the Amalgamation or impose material sanctions or penalties as a result thereof or seeking to prevent Parent (or Intermediate Holding Sub) from having full authority to control and manage the Amalgamated Company after the Effective Time.

          (e)    Requisite Regulatory Approvals.    No Requisite Regulatory Approval (including with respect to the continuation, transfer, grant and change of control approval of licenses) shall have imposed any Burdensome Condition (including, in the case of the 114B Licence, the failure to render inapplicable conditions 1, 2 and 3 of the schedule thereto). There shall have been no change after the date of this Agreement in Bermuda Law or in the rules and regulations of any Bermudian Governmental Entity or Bermudian Regulatory Agency which would have a Material Adverse Effect on the Company or the Amalgamated Company (disregarding for purposes of this sentence, clause (i) of the proviso to paragraph (A) of the definition of Material Adverse Effect) which, if imposed as a condition to a Requisite Regulatory Approval, would have constituted a Burdensome Condition. Parent (or Intermediate Holding Sub), the Company, Amalgamation Sub and the Amalgamated Company, as applicable, shall have received all consents, licences, authorisations and approvals necessary for the operation and management of the business of the Amalgamated Company and its Subsidiaries as presently conducted by the Company.

        7.3    Conditions to Obligations of the Company.    The obligation of the Company to effect the Amalgamation is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    Subject to Section 2.2, the representations and warranties of Parent set forth in this Agreement shall be true and correct, as of the Closing Date (except to the extent such representations and warranties speak as of a specified earlier date, in which case such representations and warranties shall be true as of such earlier date) as though made on and as of the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

          (b)    Performance of Obligations of Parent.    Parent shall have performed in all respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date (except to the extent that any failure to so comply would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect with respect to Parent), and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

        8.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company of the matters presented in connection with the Amalgamation:

          (a)   by mutual consent of Parent and the Company in a written instrument executed and delivered in accordance with their respective applicable laws;

          (b)   by either Parent or the Company if any Governmental Entity which must grant or satisfy, as the case may be, a Requisite Regulatory Approval has denied approval of the Amalgamation and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable Injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

          (c)   by either Parent or the Company if the Amalgamation shall not have been consummated on or before April 30, 2004, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (d)   by either Parent or the Company if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company (in the case of Parent) or Parent (in the case of the Company), which breach (other than a breach of Section 6.4) is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature or timing, cannot be cured prior to the date referred to in Section 8.1(c); provided that such breach, if occurring or continuing on the Closing Date, would constitute, individually or in the aggregate with other such breaches, the failure of the conditions set forth in Sections 7.2(a), 7.2(b), 7.3(a) or 7.3(b), as applicable;

          (e)   by either Parent or the Company if any approval of the shareholders of the Company required for the consummation of the Amalgamation and the transactions contemplated hereby shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof;

          (f)    by Parent if (i) the board of directors of the Company shall have withdrawn or modified in a manner adverse to Parent its favourable recommendation of the Amalgamation or (ii) the Company determines to negotiate (it being understood and agreed that "negotiate" shall not be deemed to include the provision of information to, or the request and receipt of information from, any Person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the board of directors will in fact engage in, or authorize, negotiations) with any Person other than Parent or its affiliates in connection with an Acquisition Proposal; and

          (g)   by Parent if any Governmental Entity which must grant or satisfy, as the case may be, a Requisite Regulatory Approval (including with respect to the continuation, transfer, grant and change of control approval of licenses) has granted such approval subject to a Burdensome Condition (including, in the case of the 114B Licence, the failure to render inapplicable conditions 1, 2 and 3 of the schedule thereto), and such grant and the related Burdensome Condition have become final and nonappealable.

        8.2    Effect of Termination.    In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (a) Section 6.3(b), this Section 8.2, Section 8.3 and Sections 9.2 through 9.11 shall survive any termination of this Agreement and (b) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its wilful breach of any provision of this Agreement; provided that in no event shall any party hereto be liable for any remote or punitive damages.

        8.3    Fees and Expenses.    (a) Except as provided in this Section 8.3, all fees and expenses incurred in connection with the Amalgamation, this Agreement, and the transactions contemplated by this

Agreement shall be paid by the party incurring such fees or expenses, whether or not the Amalgamation is consummated.

        (b)   In order to induce Parent and Amalgamation Sub to enter into this Agreement, and as a condition of their willingness to do so, the Company agrees to pay to Parent a fee of $30,000,000 (the "Inducement Fee"), upon the occurrence of any of the following events:

          (i)    the termination of this Agreement by Parent or the Company pursuant to Section 8.1(c), without the Company Meeting and the vote of the shareholders taken thereat having occurred, if (A) if an Acquisition Proposal shall have been made known to the Company or its shareholders prior to, and shall not have been irrevocably withdrawn at least 15 business days prior to, the date specified in Section 8.1(c), and (B) either (1) any Alternative Transaction (as defined in Section 9.11(a)) is consummated within 12 months after the date of such termination or (2) an acquisition agreement (including an agreement to enter into a scheme of arrangement or an amalgamation) or other similar agreement with respect to any Alternative Transaction (a "Company Acquisition Agreement") is entered into within 12 months after the date of such termination and the Company and the counterparty (or an affiliate thereof) to such Company Acquisition Agreement consummate an Alternative Transaction within 12 months after the date of entry into such Company Acquisition Agreement;

          (ii)   the termination of this Agreement by Parent or the Company pursuant to Section 8.1(e), if (A) an Acquisition Proposal shall have been made or known to the Company or its shareholders prior to the date of the Company Meeting, and (B) either (1) any Alternative Transaction is consummated within 12 months after the date of such termination or (2) a Company Acquisition Agreement is entered into within 12 months after the date of such termination and the Company and the counterparty (or an affiliate thereof) to such Company Acquisition Agreement consummate an Alternative Transaction within 12 months after the date of entry into such Company Acquisition Agreement;

          (iii)  the termination of this Agreement by Parent pursuant to 8.1(d) as the result of a wilful and material breach by the Company of its obligations under Sections 6.4, 6.5 or 6.6;

          (iv)  the termination of this Agreement by Parent pursuant to Section 8.1(d) (other than a termination as to which clause (iii) above is applicable) as the result of a wilful breach by the Company of its covenants or agreements set forth in this Agreement, if (A) an Acquisition Proposal shall have been made known to the Company or its shareholders prior to the occurrence of such breach and (B) either (1) any Alternative Transaction is consummated within 12 months after the date of such termination or (2) a Company Acquisition Agreement is entered into within 12 months after the date of such termination and the Company and the counterparty (or an affiliate thereof) to such Company Acquisition Agreement consummate an Alternative Transaction within 12 months after the date of entry into such Company Acquisition Agreement;

          (v)   the termination of this Agreement by Parent pursuant to Section 8.1(f)(i); or

          (vi)  the termination of this Agreement by Parent pursuant to Section 8.1(f)(ii), if (A) any Alternative Transaction is consummated within 12 months after the date of such termination or (B) a Company Acquisition Agreement is entered into within 12 months after the date of such termination and the Company and the counterparty (or an affiliate thereof) to such Company Acquisition Agreement consummate an Alternative Transaction within 12 months after the date of entry into such Company Acquisition Agreement.

        (c)   The Inducement Fee payable pursuant to this Section 8.3 shall be paid within one business day after a demand for payment following the occurrence of any of the events described in Section 8.3(b).

        (d)   The Company acknowledges that the agreements contained in this Section 8.3 are valid and binding and are not conditioned upon shareholder approval of the Amalgamation or any other shareholder action. The Company further acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Amalgamation Sub would not have entered into this Agreement; accordingly, if the Company fails to promptly pay any amounts due pursuant to this Section 8.3 and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Inducement Fee set forth in this Section 8.3, the Company shall pay to Parent its costs and expenses (including legal fees and expenses of enforcement) in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate of Parent in effect from time to time during such period plus 2 percent per annum.

        8.4    Amendment.    Subject to compliance with applicable law, this Agreement may be amended by Parent and the Company at any time before or after approval of the matters presented in connection with the Amalgamation by the shareholders of the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, to the extent required by applicable law, there may not be, without further approval of such shareholders, any amendment of this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        8.5    Extension; Waiver.    At any time prior to the Effective Time, subject to compliance with applicable law, Parent and the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto for its benefit, (b) waive any inaccuracies in the representations and warranties of the other parties for its benefit contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein for the waiving party's benefit. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

        9.1    Nonsurvival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

        9.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)    if to Parent, to:

    HSBC Holdings plc
    Registered Office and Group Head Office
    8 Canada Square, Level 42
    London E14 5HQ, United Kingdom
    Attention: Group Company Secretary
    Fax: 44 20 7991 4639

  with a copy to:

    Cleary, Gottlieb, Steen & Hamilton
    One Liberty Plaza
    New York, NY 10006
    Attention: Victor I. Lewkow
                       David I. Gottlieb
    Fax: (212) 225-3999

  and to:

    Norton Rose
    Kempson House
    Camomile Street
    London EC3A 7AN
    United Kingdom
    Attention: Chris Pearson
    Fax: +44 20 7283 6500

  and

  (b)    if to the Company, to:

    The Bank of Bermuda Limited
    6 Front Street
    Hamilton HM 11, Bermuda
    Attention: General Counsel
    Fax: (441) 299-6927

  with a copy to:

    Sullivan & Cromwell
    125 Broad Street
    New York, NY 10004
    Attention: H. Rodgin Cohen
    Fax: (212) 558-3588

  and to:

    Sullivan & Cromwell
    1701 Pennsylvania Avenue, N.W.
    Washington, D.C. 20006
    Attention: Janet Geldzahler
    Fax: (202) 293-6330

        9.3    Interpretation.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". No provision of this Agreement shall be construed to require the Company, Parent or any of their respective directors, Subsidiaries or affiliates to take any action which would violate any applicable law (including any bank secrecy law), rule or regulation. Notwithstanding any other provision of this Agreement, neither Parent, on the one hand, nor the Company, on the other, shall be deemed to have failed to comply with any of its obligations hereunder (other than the giving of notice contemplated by Section 8.1(d)) to the extent such failure is due to a breach (subject to the standard set forth in Section 2.2) by the other party of any of its representations, warranties or covenants set forth herein.

        9.4    Counterparts.    This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        9.5    Entire Agreement.    This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule, the Amalgamation Agreement, the exhibits attached hereto and all other documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the provisions relating to confidentiality contained in the Confidentiality Agreements.

        9.6    Governing Law.    (a) This Agreement shall be governed by and construed in accordance with English law.

        (b)   If any party has a claim against another party arising out of or in connection with this Agreement such claim shall be referred to the High Court of Justice in England, to the jurisdiction of which each of the parties to this Agreement irrevocably submits. The jurisdiction of the High Court of Justice in England over any such claim shall be an exclusive jurisdiction and no courts outside England shall have any jurisdiction to hear and determine any such claim. Amalgamation Sub hereby irrevocably authorizes and appoints Parent to accept service of all legal process arising out of or in connection with this Agreement. The Company hereby irrevocably authorizes and appoints The Law Debenture Trust, Fifth Floor, 100 Wood Street, London EC2V 7EX to accept service of all legal process arising out of or in connection with this Agreement.

        9.7    Severability.    Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        9.8    Publicity.    Neither Parent nor the Company shall, nor shall either of them permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other parties, which consent shall not be unreasonably withheld or delayed and, in any event, only after consultation with the other parties to the extent feasible; provided, however, that nothing in this Section 9.8 shall prevent either party or their respective Subsidiaries from issuing or causing the publication of any press release or other public announcement, or otherwise making a public statement, in accordance with the requirements of applicable law or the rules and regulations of any Regulatory Agency.

        9.9    Assignment; Third Party Beneficiaries.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and a Person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

        9.10    Actions Against Governmental Entities.    Notwithstanding any provision herein, no party shall be required to commence any action against any Governmental Entity in order to perform its obligations hereunder.

        9.11    Definitions and Usage.    (a) For purposes of this Agreement:

          "affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term "control" means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          "Alternative Transaction" means any of (i) a transaction pursuant to which any Person (or group of Persons) other than Parent or its affiliates, directly or indirectly, acquires or would acquire more than 25% of the outstanding Company Shares or 10% of the outstanding voting power or of any new series or class of preferred stock that would be entitled to a class or series vote with respect to the Amalgamation, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) an amalgamation, scheme of arrangement, merger or other business combination involving the Company, (iii) any transaction pursuant to which any Person (or group of Persons) other than Parent or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company and securities of the entity surviving any amalgamation, scheme of arrangement, merger or other business combination including any of the Company's Subsidiaries) of the Company, or any of its subsidiaries representing (as determined by the board of directors of the Company in good faith) more than 25% of the fair market value of all the assets, net revenues or net income of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

          "Employee Purchase Right" means a right to purchase Company Shares under the Company's Third Employee Share Purchase Plan.

          "Lien" means any lien, claim, charge, option, security interest, mortgage, pledge or similar encumbrance.

          "Material Adverse Effect" means, (A) with respect to the Company, any effect that (1) is or is reasonably likely to be material and adverse to the condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries taken as a whole other than any change, effect, event or occurrence arising out of the performance by the parties of their obligations under this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and other laws of general applicability or interpretations thereof by courts or governmental authorities, (ii) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (iii) actions or omissions of a party to this Agreement taken with the prior written consent of Parent, in contemplation of the transactions contemplated hereby, (iv) any response of clients or customers of the Company or its Subsidiaries to the announcement of the Amalgamation, and (v) changes in general economic conditions affecting banks and their holding companies generally, except in the case of clause (i), (ii) or (v), to the extent that such changes have an adverse effect on the Company and its Subsidiaries taken as a whole that is greater than the adverse effect on comparable entities or (2) would materially impair the ability of the Company to perform its obligations under this Agreement or prevent or materially delay consummation of the transactions contemplated hereby; and

          (B)  with respect to Parent, any effect that would materially impair the ability of Parent to perform its obligations under this Agreement or prevent or materially delay consummation of the transactions contemplated hereby.

          "Option Exchange Ratio" shall mean the Amalgamation Consideration divided by the dollar equivalent of the average of the middle market quotations of a Parent ordinary share (as derived from the Daily Official List of the London Stock Exchange) for the 5 dealing days immediately preceding the Closing Date, calculated by reference to the spot rate of exchange for the purchases of United States dollars with pounds sterling as quoted by Parent in the London Foreign Exchange Market at or about 11:00 am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the Closing Date, as conclusively certified by an officer of Parent.

          "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          "Previously Disclosed" with respect to any party means information set forth in the portion of such party's Disclosure Schedule corresponding to the provision of this Agreement to which such information relates; provided that information which obviously relates to another provision of this Agreement shall also be deemed to be Previously Disclosed with respect to such other provision.

          "PARS" shall have the meaning ascribed to "PARS" in the Company's Executive Share Plan.

          "Subsidiary" shall have the meaning ascribed to them in Rule 1-02 of Regulation S-X of the SEC, provided that the term "Subsidiary" shall not include Bank of Bermuda Foundation.

        A reference in this Agreement to any statute shall be to such statute as amended from time to time, and to the rules and regulations promulgated thereunder.

        (b)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
114B Licence	3.1(a)
Acquisition Proposal	6.5
Agreement	Recitals
Amalgamation	Recitals
Amalgamation Agreement	Recitals
Amalgamated Company	Recitals
Amalgamation Consideration	1.6(a)
Amalgamation Sub	Recitals
Assumed Share Option	1.8(a)
BMA	3.5
Brokerage Notice	1.7(b)
Burdensome Condition	6.7
Certificates	1.7(c)
Claims and Proceedings	3.9
Closing	1.2
Closing Date	1.2
Companies Act	Recitals
Code	3.11(b)
Company	Recitals
Company Acquisition Agreement	8.3(b)(i)
Company Benefit Plans	3.11(a)

Company Bye-laws	3.1(a)
Company Shares	Recitals
Company Contract	3.14(a)
Company Disclosure Schedule	2.1
Company Employees	6.11
Company IP	3.19(a)
Company Meeting	6.6
Company Real Property	3.18(a)
Company Regulatory Agreement	3.15
Company Reports	3.12
Company Share Option	1.8(a)
Company Share Option Plans	1.8(a)
Company Share Purchase Plan	1.8(c)
Company Shareholder Approval	6.6
Company's 2002 Annual Report	3.6
Confidentiality Agreements	6.3(b)
Derivative Instruments	3.16
Dissenting Shareholder	1.6(c)
DRIP	3.2
Effective Time	1.3
Environmental Law	3.18(a)
ERISA	3.11(d)
Exchange Act	3.12
GAAP	3.6
Governmental Entity	3.4
Indemnified Party	6.8(b)
Inducement Fee	8.3(b)
Injunction	7.1(c)
Insurance Amount	6.8(c)
Intellectual Property	3.19(f)
Intermediate Holding Sub	Recitals
IRS	3.11(b)
Letter of Transmittal	1.7(c)
Losses	6.8(b)
Memorandum of Association	3.1(a)
Merrill Lynch	3.7
Option Holder	1.8(a)
Owned Company IP	3.19(a)
Parent	Recitals
Parent Disclosure Schedule	2.1
Paying Agent	1.7(a)
Payment Fund	1.7(a)
Previously Filed Company Reports	3.8(a)
Regulatory Agencies	3.5
Release	3.18(b)
Request	1.7(b)
Requisite Regulatory Approvals	7.1(b)
Rights Agreement	3.24
Sarbanes-Oxley Act	3.11(g)
SEC	1.8(d)

Securities Act	1.8(d)
Shareholder Materials	6.1(a)
Special Dividend	Recitals
SRO	3.5
Taxes	3.10(b)
Third Plan	1.8(c)
Trade Secrets	3.19(c)

        (c)   A fact, event, circumstance or occurrence shall be within a Person's "Knowledge" if, with respect to the Company, such fact, event, circumstance or occurrence is or was actually known by any of the Company's executive officers or directors, or, with respect to the Parent, such fact, event or circumstance or occurrence is or was actually known by any of Parent's executive officers or directors (or persons serving in a similar capacity to directors under applicable law).

        (d)   Unless otherwise specified, the symbol "$" and the word "dollar" or "dollars" shall refer to the lawful currency of the United States.

        IN WITNESS WHEREOF, Parent, Company and Amalgamation Sub have caused this Agreement to be executed by their respective officers thereunto duly authorised as of the date first above written.

HSBC HOLDINGS PLC
By:	/s/ I.A. STEWART
	Name:	I.A. Stewart
	Title:	Group General Manager
THE BANK OF BERMUDA LIMITED
By:	/s/ HENRY B. SMITH
	Name:	Henry B. Smith
	Title:	Chief Executive Officer
SOMERS INVESTMENT COMPANY LIMITED
By:	/s/ I.A. STEWART
	Name:	I.A. Stewart
	Title:	Attorney

APPENDIX B

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made this 2nd day of December 2003

BETWEEN:

(i)
Somers Investment Company Limited, a body corporate incorporated under the laws of Bermuda having its registered office at 41 Cedar Avenue, Hamilton HM 12, Bermuda ("Amalgamation Sub"); and

(ii)
The Bank of Bermuda Limited, a body corporate incorporated under the laws of Bermuda having its registered office at 6 Front Street, Hamilton HM 11, Bermuda (the "Company").

WHEREAS, the boards of directors of Parent (as defined below), Intermediate Holding Sub (as defined below), Amalgamation Sub and the Company have each approved the Amalgamation upon the terms and subject to the conditions set forth herein and in the Transaction Agreement (as defined below).

IT IS HEREBY AGREED AS FOLLOWS:

Interpretation.

1.1
In this Amalgamation Agreement, unless the context otherwise requires, the following words and expressions shall have the following meanings:

  "Amalgamated Company" means the company continuing as a result of the Amalgamation;

  "Amalgamation Agreement" means this amalgamation agreement (and includes all annexes hereto);

  "Amalgamation" means the amalgamation of Amalgamation Sub and the Company upon the terms and subject to the conditions of this Amalgamation Agreement and the Transaction Agreement;

  "Amalgamation Consideration" has the meaning set forth in Section 6.1;

  "Amalgamation Sub" has the meaning set forth in the preamble;

  "Companies Act" means the Companies Act 1981 of Bermuda;

  "Company" has the meaning set forth in the preamble;

  "Company Shares" means the outstanding common shares of the Company, of par value BD$1.00 per share;

  "Dissenting Shareholders" means those holders of Company Shares who are dissenting shareholders for the purposes of section 106 of the Companies Act with respect to the Amalgamation;

  "Effective Time" means the date and time that the Amalgamation becomes effective pursuant to the Companies Act;

  "Intermediate Holding Sub" means HSBC Asia Holdings B.V., a company organized under the laws of the Netherlands and an indirect, wholly-owned subsidiary of Parent;

  "Parent" means HSBC Holdings plc, a public limited company incorporated in England and Wales;

  "Transaction Agreement" means the Transaction Agreement and Plan of Amalgamation dated as of October 27, 2003 between Parent, the Company and Amalgamation Sub;

1.2
In this Amalgamation Agreement unless the context otherwise requires:

1.2.1
references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification); and

1.2.2
references to clauses and schedules are references to clauses hereof and schedules hereto; references to sub-clauses or paragraphs are, unless otherwise stated, references to sub-clauses of the clause or paragraphs of the schedule in which the reference appears;

1.2.3
references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine and/or neuter and vice versa;

1.2.4
references to persons shall include companies, partnerships, associations and bodies of persons, whether incorporated or unincorporated; and

1.2.5
the symbol "$" and the word "dollar" or "dollars" shall refer to the lawful currency of the United States of America and "BD$" shall refer to the lawful currency of Bermuda.

1.2.6
clause headings shall not affect the construction hereof.

2.    Amalgamation.

  Upon the terms and subject to the conditions set forth in this Amalgamation Agreement and the Transaction Agreement, and in accordance with Part VII of the Companies Act, at the Effective Time, Amalgamation Sub and the Company shall amalgamate and the Company and Amalgamation Sub shall continue as one company as a result of the Amalgamation.

3.    Name, Memorandum and Bye-laws.

3.1
The name of the Amalgamated Company shall be "The Bank of Bermuda Limited".

3.2
The Memorandum of Association of the Amalgamated Company shall be as set forth on Annex A hereto.

3.3
The Bye-laws of the Amalgamated Company shall be as set forth on Annex B hereto.

4.    Authorised Capital.

  The authorised capital of the Amalgamated Company shall be BD$140,000,000, divided into 140,000,000 shares of par value BD$1.00 per share.

5.    Directors.

The names and addresses of the persons proposed to be directors of the Amalgamated Company are as follows:

Name	Address
Joseph C. H. Johnson, JP — Chairman	"Kirriemuir" 41 Pitts Bay Road Pembroke HM 06 Bermuda
Paul A. Leseur, MBE — Deputy Chairman	"Peppers" 19 Wreck Road Somerset SB 01 Bermuda
E. Eugene Bean	#14 Mount Wyndham 23 Mount Wyndham Drive Hamilton Parish CR 04 Bermuda
John D. Campbell, QC, JP	"Greenbower" 6 Trimingham Hill Paget PG 05 Bermuda
Ann F. Cartwright-DeCouto, JP	"Grape Dunes" 37 Grape Bay Road Paget PG 06 Bermuda
Peter N. Cooper	"Houston House" 9 Morgans Road Warwick PG 01 Bermuda
William deV. Frith, JP	"Lizard's Leap"1 Harbour Road Warwick WK 04 Bermuda
David P. Gutteridge	"Bluenose" 19 Garthowen Road Devonshire DV 07 Bermuda
David W. Hamshere, JP	"Roxby" 2 Shaw Wood Crescent Shaw Wood Pembroke HM 01 Bermuda
R. Blake Marshall, CA	"Low Tide" 12 Rebecca Road Southampton SN 04 Bermuda
Richard S. L. Pearman	"Callithea" 9 Bellevue Drive Paget PG 06 Bermuda
Henry B. Smith	"Ardsheal Cottage" 15 Ardsheal Drive Paget PG 06 Bermuda
Dennis G. Tucker	"Reverie on the Rocks" 17 Oceanside Estate Southampton SB 04 Bermuda
Stephen Keith Green	8 Canada Square London E14 5HQ, England
Iain Angus Stewart	8 Canada Square London E14 5HQ, England
6.
Conversion of Shares.    Pursuant to the terms of this Amalgamation Agreement and the Transaction Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of Amalgamation Sub, the Company or the holders of Company Shares, and subject to applicable Bermuda law:

  6.1
  Except as specified in clauses 6.2 or 6.3 below and subject to clause 6.5 below, each Company Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive in cash U.S.$40.00 per Company Share (without interest, subject to applicable withholding for taxes, levies, imposts or other governmental charges) (the "Amalgamation Consideration"). At the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Amalgamation Consideration as provided herein. Nothing in this section shall affect the right of any such holder of Company Shares as of the record date for the Special Dividend (as defined in the Transaction Agreement) to receive the Special Dividend.

  6.2
  Each Company Share (if any) (i) owned by Parent or any direct or indirect wholly-owned Subsidiary (as defined in the Transaction Agreement) of Parent (other than Company Shares held for the account or benefit of any customer, client or other Person (as defined in the Transaction Agreement)) or (ii) held in trust for use in Company Share Option Plans (as defined in the Transaction Agreement) or Company Share Purchase Plans (as defined in the Transaction Agreement) (other than Company Shares actually used to satisfy the Company's obligations to deliver Company Shares under such plans at or prior to the Effective Time including the delivery of Company Shares previously purchased pursuant to Company Share Purchase Plans) shall not be converted into the right to receive the Amalgamation Consideration and shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

  6.3
  The Company has determined that the fair value of each Company Share is $45. The Amalgamation has been structured so that each holder of Company Shares will receive $45 (the Special Dividend of BD $5 and the Amalgamation Consideration). Each Company Share held by a Dissenting Shareholder shall not be converted into the right to receive the Amalgamation Consideration, and shall be cancelled and converted into a right to receive payment of fair value pursuant to and subject to Section 106 of the Companies Act; provided that if a Dissenting Shareholder withdraws such claim, such holder's right to receive payment of fair value shall be deemed to have been converted as of the Effective Time into a right to receive the Amalgamation Consideration in accordance with Section 6.1. The Company shall give Parent (a) prompt notice of the existence of any Dissenting Shareholders, attempted withdrawals of applications to the Supreme Court of Bermuda for appraisal of the fair value of the shares and any other instruments served pursuant to the Companies Act and received by the Company relating to any Dissenting Shareholder's rights to be paid the fair value of such Dissenting Shareholder's Company Shares, as provided in Section 106 of the Companies Act; and (b) the opportunity to direct any and all negotiations and proceedings with respect to demands for appraisal under the Companies Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Shares, offer to settle or settle any demands or approve any withdrawal of any such demands.

  6.4
  The common shares of Amalgamation Sub issued and outstanding immediately prior to the Effective Time shall be converted into common shares of the Amalgamated Company equal to the number of Company Shares issued and outstanding immediately prior to the Effective Time.

  6.5
  If any certificates or book shares which prior to the Effective Time represented Company Shares shall not have been surrendered within six years after the Effective Time (or such earlier date as shall be immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law), unclaimed funds payable with respect to such certificates or book shares shall, to the extent permitted by applicable law, become the property of the Amalgamated Company, free and clear of all claims or interest of any Person previously entitled thereto.

7.    Conditions to the Amalgamation

7.1
The respective obligation of each of Parent, Amalgamation Sub and the Company to effect the Amalgamation is subject to satisfaction of the conditions set forth in Section 7.1 of the Transaction Agreement.

7.2
The obligation of each of Parent and Amalgamation Sub to effect the Amalgamation is subject to the satisfaction or waiver by Parent of the conditions set forth in Section 7.2 of the Transaction Agreement.

7.3
The obligation of the Company to effect the Amalgamation is subject to the satisfaction or waiver by the Company of the conditions set forth in Section 7.3 of the Transaction Agreement.

8.    Termination

8.1
This Amalgamation Agreement shall automatically terminate upon the termination of the Transaction Agreement.

8.2
In the event of the termination of this Amalgamation Agreement pursuant to clause 8.1, this Amalgamation Agreement shall forthwith become void, there shall be no liability under this Amalgamation Agreement on the part of Amalgamation Sub or the Company or any of their respective officers or directors and all rights and obligations of any party hereto under this Amalgamation Agreement shall cease; provided, however that nothing herein shall relieve any party from liability for any prior breach of the terms hereof or any liability that such party might have under the Transaction Agreement.

9.    Amendment.

Subject to compliance with applicable law, this Amalgamation Agreement (including the attached Annexes) may be amended by Amalgamation Sub and the Company at any time before approval of the matters presented in connection with the Amalgamation by the shareholders of the Company; provided, that, there may not be any amendment of this Amalgamation Agreement that would be materially adverse to the current shareholders of the Company (in their capacities as shareholders). This Amalgamation Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.    Governing Law

10.1
This Amalgamation Agreement shall be governed by and construed in accordance with English law, except for those provisions of this Amalgamation Agreement which are mandatorily governed by the Companies Act, which provisions shall be governed and construed in accordance with Bermuda law.

10.2
If any party has a claim against another party arising out of or in connection with this Amalgamation Agreement such claim shall be referred to the High Court of Justice in England, to the jurisdiction of which each of the parties to this Agreement irrevocably submits. The jurisdiction of the High Court of Justice in England over any such claim shall be an exclusive jurisdiction and no courts outside England shall have any jurisdiction to hear and determine any such claim. Amalgamation Sub hereby irrevocably authorizes and appoints Parent to accept service of all legal process arising out of or in connection with this Agreement. The Company hereby irrevocably authorizes and appoints The Law Debenture Trust, Fifth Floor, 100 Wood Street, London EC2V 7EX to accept service of all legal process arising out of or in connection with this Amalgamation Agreement.

11.    Counterparts.    This Amalgamation Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

12.    Third Party Beneficiaries.

        This Amalgamation Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and a Person who is not a party to this Amalgamation Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

        IN WITNESS WHEREOF this Amalgamation Agreement has been executed by or on behalf of each of the parties hereto.

THE BANK OF BERMUDA LIMITED
By:	/s/ HENRY B. SMITH Name: Henry B. Smith Title: Chief Executive Officer
SOMERS INVESTMENT COMPANY LIMITED
By:	/s/ ALAN W. JEBSON Name: Alan W. Jebson Title: Attorney

Annexes A and B not reproduced here.

APPENDIX C

October 27, 2003

Board of Directors
The Bank of Bermuda Limited

Members of the Board of Directors:

        We understand that HSBC Holdings plc (the "Parent"), The Bank of Bermuda Limited (the "Company"), and Somers Investment Company Limited, an indirect wholly owned subsidiary of the Parent (the "Amalgamation Sub") propose to enter into a Transaction Agreement and Plan of Amalgamation (the "Agreement") pursuant to which the Company and Amalgamation Sub will amalgamate and continue as one company (the "Amalgamation"). Prior to the Amalgamation, the Company will declare a special dividend (the "Special Dividend") of BD $5.00 per outstanding Company Share, par value BD $1.00 per share ("Company Shares"), payable to shareholders of record as of the close of business on the day prior to the effective time of the Amalgamation. Pursuant to the terms of the Agreement and by virtue of the Amalgamation, each Company Share outstanding immediately prior to the effective time of the Amalgamation will be converted into the right to receive an amount in cash equal to U.S. $40.00 per share (the "Amalgamation Consideration" and, together with the Special Dividend, the "Consideration"), all as more fully set forth in the Agreement.

        You have asked us whether, in our opinion, the Consideration to be received by the holders of Company Shares pursuant to the Agreement is fair from a financial point of view to such holders, other than the Parent and its affiliates.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3)
  Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

  (4)
  Reviewed the market prices and valuation multiples for the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Compared the proposed financial terms of the Amalgamation, including the Special Dividend, with the financial terms of certain other transactions that we deemed to be relevant;

  (7)
  Participated in certain discussions with the Company regarding negotiations related to the Amalgamation;

C-1

  (8)
  Reviewed a draft dated October 22, 2003 of the Agreement; and

  (9)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any applicable laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

        In connection with the preparation of this opinion, we have not been authorised by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

        We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Amalgamation. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and the Parent and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares, as well as securities of the Parent, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion solely is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Amalgamation and does not constitute a recommendation as to how any shareholder should vote on the proposed Amalgamation or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Agreement is fair from a financial point of view to the holders of such shares, other than the Parent and its affiliates.

Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C-2

APPENDIX D

SECTION 106(6) OF THE COMPANIES ACT 1981 OF BERMUDA

(6)	Any shareholder who did not vote in favour of the amalgamation and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.
(6A)	Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) of the company shall be entitled to either:
(a) to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or
(b) to terminate the amalgamation in accordance with subsection (7).
(6B)
Where the Court has appraised any shares under subsection (6) and the amalgamation has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.
(6C)	No appeal shall lie from an appraisal by the Court under this section.
(6D)	The costs of any application to the Court under this section shall be in the discretion of the Court.

D-1

IMPORTANT

        Your vote is important. Regardless of the number of Bank shares that you own, please sign, date and promptly mail the enclosed proxy in the accompanying envelope. This will not prevent you from voting in person if you are a shareholder of record and attend the meeting.

Proxy Voting Deadline—1st February 2004

        The Bank's Bye-laws require that all Bank shares represented by properly executed proxies must be received by the Proxy Voting Deadline which is midnight on 1st February 2004—more than two weeks prior to the meeting. Proxies received after 1st February will not be valid, so your prompt response is requested.

Instructions for Shareholders of Record

        As a shareholder of record (certificated or book-entry shares), you may vote by proxy simply by signing, dating and promptly mailing the enclosed proxy.

        Please vote by proxy at your earliest convenience to make certain that it is received prior to the Proxy Voting Deadline which is midnight on 1st February 2004.

Instructions for "Street Name" Shareholders

        If you own your Bank shares in the name of a brokerage firm, bank or other nominee, only it can vote your Bank shares on your behalf and only upon receipt of your instructions. You should sign, date and promptly send your proxy card (or voting instruction form) to your broker in accordance with your broker's instructions when you receive it from your broker, bank or other nominee. Please do so for each separate account you maintain. Your broker, bank or nominee also may provide for internet or telephone voting. Please refer to the card (or voting instruction form) which you received with this proxy statement for instructions.

        Please vote by proxy, telephone or internet at your earliest convenience to make certain that your proxy is received before the Proxy Voting Deadline which is midnight on 1st February 2004.

        If you have any questions or need assistance in voting your shares, please call:

Bermuda Residents	U.S. Residents & Others
Bank of Bermuda	D. F. King & Co., Inc.
6 Front Street	48 Wall Street
Hamilton HM DX, Bermuda	New York, New York 10005
(441) 299-5025	(212) 269-5550 (Banks & Brokers)
Toll-free: (800) 659-6590 (U.S.)
Collect: (718) 361-4120 (others)

THE BANK OF BERMUDA LIMITED

PROXY

PLEASE COMPLETE THIS FORM AND RETURN AS INDICATED BELOW EVEN IF YOU
PLAN TO ATTEND THE SPECIAL GENERAL MEETING.

The undersigned, the registered holder(s) of common shares of BD $1.00 each in The Bank of Bermuda Limited, hereby appoint(s) the Chairman of the Meeting as my/our proxy to attend and vote all of my/our shares on my/our behalf as indicated below with respect to the following resolution at the Special General Meeting of The Bank of Bermuda Limited to be held on the 16th day of February 2004 at 2:00 p.m. Bermuda time and at any adjournment thereof.

    THAT the Amalgamation Agreement, dated 2nd December 2003, between The Bank of Bermuda Limited (the "Bank") and Somers Investment Company Limited ("Amalgamation Sub") and the amalgamation of the Bank and Amalgamation Sub are approved, as a result of which the amalgamated company will become an indirect, wholly-owned subsidiary of HSBC Holdings plc.

☐	FOR	☐	AGAINST

My/our proxy may also vote at his or her discretion with respect to any other matters which may properly come before the meeting.

PLEASE SIGN AND DATE ON THE REVERSE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE

NOTES

(1) Please indicate how you wish your vote to be cast on a poll by placing an "x" in the appropriate box. If you do not do so, your proxy will vote "FOR" the resolution.

(2) To be valid, this proxy form must be completed and deposited with the Corporate Secretary, Mrs. Judith P. Doidge, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda, by midnight, Bermuda time, 1st February 2004. Proxies also may be returned to IVS Associates, Inc. Re: Bank of Bermuda Tabulation, 111 Continental Drive, Suite 210, Wilmington, DE 19713-4306. Please act today.

(3) In the case of joint holders, this proxy form may be signed by any one such holder.

(4) If the shareholder is a corporation, this proxy form must be executed under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

Date

Signature(s)

Name(s) (Print)

Office/Title (If applicable):

Special General Meeting
of Shareholders
16th February 2004

Questions &
Answers

2nd December 2003

Dear Fellow Shareholder:

On 28th October 2003, The Bank of Bermuda Limited and HSBC Holdings plc announced that they had entered into an agreement pursuant to which HSBC would acquire Bank of Bermuda. Under the terms of the agreement, Bank of Bermuda shareholders will receive a total of $45.00 per Bank of Bermuda share in cash, consisting of US$40.00 from HSBC and BD$5.00 as a special dividend from Bank of Bermuda.

The pending transaction has been approved by Bank of Bermuda's Board of Directors which unanimously recommends a vote "FOR" the amalgamation. If approved by Bank of Bermuda's shareholders and if the other conditions are satisfied, the transaction is expected to close in the first quarter of 2004.

The Questions and Answers and other information in this pamphlet highlight certain facts about the proposed amalgamation and what it will mean to Bank of Bermuda shareholders. This pamphlet is not intended to be a full explanation of the amalgamation proposal. We urge you to carefully read the accompanying Proxy Statement in which the transaction is discussed in greater detail.

Once you have had an opportunity to read the Proxy Statement, we urge you to vote by signing, dating and mailing your enclosed proxy using the envelope provided.

Your vote is important, regardless of the number of shares you own, so please act at your first convenience. To be valid, proxies must be received by Midnight, Bermuda time, 1st February 2004, so please act today.

On behalf of your Board of Directors,

Joseph C.H. Johnson J.P. Chairman, Board of Directors	Henry B.Smith Chief Executive Officer

The Bank of Bermuda Limited
    Special General Meeting of
        Shareholders at a Glance

16th February 2004
2:00 pm (Bermuda time)
Fairmont Hamilton Princess Hotel
Harbourview Ballroom
76 Pitts Bay Road
Pembroke, Bermuda

Proposed Acquisition

  •
  Shareholder Vote. You are being asked to vote to approve the amalgamation agreement and the amalgamation pursuant to which The Bank of Bermuda Limited will be acquired by a subsidiary of HSBC Holdings plc.

  •
  Price for Your Shares. If the amalgamation occurs, you will receive consideration equaling $45.00 in cash for each of your shares of Bank of Bermuda, consisting of a BD$5.00 special dividend plus US$40.00 in cash.

Board Recommendation

        The Bank of Bermuda's Board of Directors unanimously recommends that Bank of Bermuda shareholders vote "FOR" the Amalgamation.

Vote Required

        Approval of the Amalgamation requires the majority vote of 75% of the shares voted at the meeting at which there is a quorum present.

Who Can Vote

        You can vote all of the shares of Bank of Bermuda that you own of record as of 24th November 2003.

Proxy Voting Deadline

        To be voted, proxies must be received by Midnight, Bermuda time, 1st February 2004, so please act today.

How To Vote

        By Proxy: Sign, date and promptly mail the enclosed proxy in the envelope provided. Even if you vote by proxy, you may also attend the Special General Meeting and vote in person if you are a shareholder of record on the record date. Please return your proxy at your earliest convenience.

Please Act Today

The Bank of Bermuda Limited
    Special General Meeting of Shareholders

Questions and Answers for Shareholders

Q:
What is the proposed transaction?

A:
If the amalgamation agreement and the amalgamation are approved by shareholders of The Bank of Bermuda Limited (the "Bank") and the other conditions to the amalgamation have been satisfied, Somers Investment Company Limited ("Amalgamation Sub"), an indirect wholly-owned subsidiary of HSBC Holdings plc ("HSBC"), will amalgamate with the Bank pursuant to section 104 of the Companies Act 1981 of Bermuda. The amalgamated company, which will be named The Bank of Bermuda Limited, will become an indirect wholly-owned subsidiary of HSBC.

Q:
What will I be entitled to receive in the Amalgamation?

A:
If and when the amalgamation is completed, Bank shareholders will receive consideration totaling $45.00 in cash for each Bank share as follows: the Bank will declare a special dividend of BD $5.00 per issued Bank common share payable to shareholders of record as of the close of business on the day prior to the date on which the amalgamation becomes effective and each of your Bank shares will be cancelled and converted into the right to receive US $40.00 in cash, without interest, for a total of $45.00 per share. The special dividend will not be paid if the amalgamation does not occur.

Q:
What does the board of directors recommend?

A:
Your board of directors has approved the amalgamation agreement and the transaction agreement and plan of amalgamation, which is the more extensive agreement between the Bank and HSBC covering the matters discussed in the proxy statement, and unanimously recommends that you vote "FOR" approval of the amalgamation agreement and the amalgamation.

Q:
Will I get my normal February dividend?

A:
We expect to pay the regular quarterly dividend of BD $0.29 per share in February. This dividend is not conditioned on the amalgamation being completed.

Q:
When do you expect the Amalgamation to be completed?

A:
We are working towards completing the amalgamation as soon as possible, and we anticipate completing the amalgamation in the first quarter of 2004. For the amalgamation to occur, it must be approved by our shareholders, we must obtain governmental and other regulatory approvals, and the other conditions to the amalgamation must be satisfied or waived.

  Either the Bank or HSBC may terminate the agreements if the amalgamation is not completed by 30th April 2004.

Q:
What shareholder vote is required to approve the amalgamation agreement and the Amalgamation?

A:
The affirmative vote of the holders of seventy-five percent of the shares voted at a meeting at which there is a quorum (more than one-third of the issued Bank shares represented in person or by proxy and at least ten shareholders present in person) is required to approve the amalgamation agreement and the amalgamation.

Q:
How will the vote be taken?

A:
Unlike the usual practice at our meetings, the Chairman intends to call a poll using written ballots, not a show of hands. Unless you are a shareholder of record on the record date, you must vote by giving instructions to the nominee who holds your shares—only shareholders of record as of 24th November 2003 will be able to vote in person at the meeting. Shareholders of record are those who are listed directly on the Bank's share register (certificated or book-entry shares). If you hold your Bank shares in "street name" (that is through a nominee, such as a broker or trust account), the nominee is the shareholder of record and for your shares to be voted you must instruct your nominee—please complete and return to your nominee the proxy card or voting instruction form you receive from your nominee as soon as possible.

Q:
What should I do now? How do I cast my vote?

A:
After you have read and considered carefully the information contained in the proxy statement, please complete, sign and date your proxy card and mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special general meeting. Under the Bank's Bye-laws, to be valid proxies must be received no later than the proxy voting deadline which is midnight, Bermuda time, on 1st February 2004.

Q:
If my shares are held in "street name," through a broker, bank or other nominee, will my broker vote my shares for me?

A:
Your broker or other nominee will only vote your shares if you provide him with instructions on how to vote. You should complete, sign, date and send the proxy card (or voting instruction form) to your broker and otherwise follow the directions provided by your broker regarding how to instruct your broker to vote your shares. "Street name" holders may also be able to vote by telephone, or the internet.

  Please follow your Broker's instructions. AGAIN, YOU WILL NOT BE ABLE TO WAIT AND VOTE THESE SHARES AT THE MEETING. Your broker may vote your shares only upon receipt of instructions from you.

Q:
What are appraisal rights?

A:
Within one month of the giving of the notice of the special general meeting at which the amalgamation is to be considered, a shareholder who is not satisfied that he or she has been offered fair value for his or her shares may apply to the Bermuda Supreme Court to appraise the fair value of his or her shares pursuant to section 106(6) of the Companies Act 1981. If you are considering seeking an appraisal of your Bank shares, you may wish to consult an attorney.

Q:
Can I change my vote on my proxy or revoke the proxy?

A:
Yes, if you are a shareholder of record on the record date you can change your vote before your proxy is voted at the special general meeting. You can do this in any of the following ways:

1.
Submitting a later dated proxy prior to the proxy voting deadline which is midnight, Bermuda time, 1st February 2004;

2.
Giving a written notice of revocation to the Bank's Corporate Secretary no later than one hour before the special general meeting; or

3.
Attending the special general meeting and voting on a poll.

  If your shares are held in "street name" (i.e., by a bank, brokerage firm or other nominee), you must ask your nominee how to revoke your instructions.

Q:
Who can attend the special general meeting?

A:
Only shareholders of record as of the record date are entitled to attend the special general meeting. However, the Bank intends to also admit those persons who were the beneficial owners of shares as of the record date held in "street name" through a broker, bank or other nominee accounts provided such persons bring documentation (such as a brokerage statement or letter of confirmation from the broker, bank or other nominee) clearly indicating ownership through such nominee as of the record date. Such beneficial owners will not be permitted to vote at the meeting. All shareholders attending the meeting in person will be required to have photo identification.

Q:
Should I mail in my share certificates now?

A:
Do not do this at this time—you will receive instructions following the amalgamation. Generally only holders of more than 5,000 shares in certificated form will need to submit their share certificates.

Q:
What will the bank be called following the Amalgamation?

A:
HSBC has committed to the name remaining The Bank of Bermuda Limited in Bermuda. HSBC has also made other commitments to Bermuda.

Q:
Who can help answer my other questions?

A:
If you have more questions about the amalgamation or need assistance in voting your shares, you should contact:

Bermuda Residents The Bank of Bermuda Limited 6 Front Street Hamilton HM 11, Bermuda (441) 299-5025	U.S. Residents & Others D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 Banks & Brokers: (212) 269-5550 Toll-free: (800) 659-6590 (U.S.) Collect: (718) 361-4120 (others)

        REMEMBER, TO BE VALID PROXIES MUST BE RECEIVED BY THE PROXY VOTING DEADLINE WHICH IS MIDNIGHT, BERMUDA TIME, 1ST FEBRUARY 2004. PLEASE ACT TODAY.

Important Legal Information:

The Bank of Bermuda Limited has distributed to its shareholders a definitive proxy statement regarding the proposed acquisition of The Bank of Bermuda by HSBC Holdings plc. Before making any voting or investment decisions, Bank of Bermuda Shareholders are urged to read the proxy statement regarding the amalgamation, carefully in its entirety, because it contains important information about the proposed transaction. Investors may obtain free copies of the definitive proxy statement, and other documents filed with, or furnished to, the U.S. Securities and Exchange Commission at its web site at www.sec.gov. The definitive proxy statement and other documents may also be obtained free of charge by:

•
contacting one of the telephone help-line numbers listed above;

•
e-mailing investor_relations@bankofbermuda.com;

•
writing to The Bank of Bermuda Limited, 6 Front Street, Hamilton HM11, Bermuda; Attn: Investor Relations; or accessing the Bank's web-site: www.bankofbermuda.com.

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
Bermuda
www.bankofbermuda.com

For assistance, please call:
(441) 299-5025 (Bermuda)
Toll-free: (800) 659-6590 (U.S.)
Collect: (718) 361-4120 (others)

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THE BANK OF BERMUDA LIMITED NOTICE TO SHAREHOLDERS SPECIAL GENERAL MEETING
TABLE OF CONTENTS
QUESTIONS YOU MAY HAVE
THE AMALGAMATION
THE TRANSACTION AND AMALGAMATION AGREEMENTS
OTHER MATTERS
TABLE OF CONTENTS TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION
AMALGAMATION AGREEMENT
SECTION 106(6) OF THE COMPANIES ACT 1981 OF BERMUDA